SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10SB

General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of

The Securities and Exchange Act of 1934

MERL HOLDINGS, INC.COM

(Exact Name of Registrant as specified in its charter)

Tennessee 62-1579435

(State of incorporation) (IRS Employer ID Number)

1230 Parkway Avenue, Suite 311, Ewing, NJ 08628

(Address of principal executive offices) (Zip code)

Companys telephone, including area code:

(609) 637-9102

Securities to be registered pursuant to Section 12(b) of the Act.

None.

PAGE TOPIC

ITEM 1 BUSINESS

      General Development of Business
      Financial Information about Industry Segments
      Narrative Description of Business
      Narrative Description of Business Segments
      Financial Information about Foreign and Domestic Operations

ITEM 2 FINANCIAL INFORMATION
      Selected Financial Data
      Managements Discussion and Analysis and Financial Condition and Results of Operations of the Company
      Managements Discussion and Analysis on the Companys Operating Business Segments

ITEM 3 PROPERTIES

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      Security Ownership of Certain Beneficial Owners
      Security Ownership of Management
      Changes of Control

ITEM 5 DIRECTORS AND EXECUTIVE OFFICERS
      Identification of Directors
      Identification of Executive Officers
      Identification of Certain Significant Employees
      Family Relationships
      Business Experience
      Involvement in Certain Legal Proceedings

ITEM 6 EXECUTIVE COMPENSATION
      Cash Compensation, Bonus and Deferred Compensation
      Compensation Pursuant to Plans

ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Transactions with Management and Others
      Certain Business Relationships
      Indebtedness of Management

ITEM 8 LEGAL PROCEEDINGS

ITEM 9 MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS
      Market Information
      Holders
      Dividends

ITEM 10 RECENT SALES OF UNREGISTERED SECURITIES

ITEM 11 DESCRIPTION OF REGISTRANTS SECURITIES TO BE REGISTERED
      Capital Stock
      Debt Securities
      Further Information

ITEM 12 INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13 FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

ITEM 14 DISAGREEMENTS WITH ACCOUNTANTS OON ACCOUNTING AND FINANCIAL DISCLOSURE

ITEM 15 FINANCIAL STATEMENTS AND EXHIBITS
      List of Financial Statements
      Index to Exhibits
      Exhibits

Signatures

ITEM 1. BUSINESS

(a) General Development of Business

MERL Holdings Inc.com, (the "Company"), was incorporated in Tennessee on May 3, 1994, as Merl Industries of Tennessee, Inc.

The Company is authorized to issue 100,000,000 shares of Common Stock at no par value per share. There are 9,615,000 shares of Common Stock outstanding on a consolidated basis and on a non-consolidated basis, there are 11,750,000 shares outstanding of which 2,135,000 is eliminated in the consolidation.

We are also authorized to issue 5,000,000 shares of Preferred Stock with no par value. There currently are 696,200 shares of Preferred Stock outstanding. These shares carry a 10% dividend right and were issued at a price of $10.00 per share and can be converted into 1,392,400 shares of Common Stock at $5.00 per share.

The Company is a diversified holding company that currently leases a 3,646 square foot Executive Office in Ewing, New Jersey; and owns office computers and other office equipment, i.e. faxes, photocopiers, desks, etc. All remaining property is owned by our subsidiaries. Through them, we employ 95% of companys employees.

The Company conducts and generates all of its revenue and business through six business segments that have been acquired or formed over three years. These segments are MERL School Stores, FirstAccess Partners, Inc., Essex Industries, MERL Manufacturing, MERL Data and JULICO, Inc.

History of Business Segments

In May 1996, in a tax-free exchange of stock, the Company acquired Essex Industries: it provides lumber and service lumber products.

In June of 1997, the Company formed Johnsons Universal Life Insurance Company to issue Life Insurance products and applied to be domiciled in the District of Columbia. To meet the capital and surplus requirement, the Company bought 10,000,000 shares of Johnsons Universal Life Insurance Company in exchange for 2,135,000 shares of the Company stock. The Company stock was quoted on the OTCBB at $6.00 per share on the day of the exchange and was valued on Johnsons Universal Life Insurances books at $12,810,000. However, on March 1998, the District of Columbia required that the Company post cash in addition to the stock to meet the requirements to be domiciled in the District of Columbia. The Company, in a private offering of securities, sold to the initial director of Johnsons Universal Life Insurance Company 200,000 shares of Johnsons Universal Life Insurance Company stock for $900,000. Each board member agreed to buy the stock over a five-year term.

The Company established FirstAccess Partners, a division in 1997, which received its service mark, FirstAccess PartnersSM in February 1999 and incorporated in the State of Wisconsin in September 1999. Through September 30, 1999, FirstAccess Partners provided private label credit cards to over 7,000 customers in the MERL School Stores Inc. with plans to market the cards to 200,000 by yearend December 2000.

In the process of reapplying, the Company late in November of 1999, formed under the state of Wisconsin JULICO Inc. and transferred to JULICO Inc. 9,800,000 shares of stock it owns in Johnsons Universal Life Insurance Company for 100% of the common stock issued by JULICO Inc. and is currently planning to raise new capital though a private placement or public offering and reapply to the District of Columbia to be domiciled.

In December 1998, the Company acquired business assets for $9,433,857, which the Company paid $6,962,000 in 10% coupon preferred stock and assumed $2,471,857 in debt. In January of 1999, the Company transferred 85% of those assets and debts assumed to MERL School Stores, Inc, which was incorporated in the state of Wisconsin in April of 1999 in exchange for 100% of MERL School Stores stock with the balance of the assets going to MERL Manufacturing and MERL Data. Through September 30, 1999, MERL School Stores operated as a retailer of textbooks, school uniforms and other apparel, supplies and other services for students and parents in private, parochial and public school.

Through September 30, 1999, the division MERL Manufacturing manufactured private school uniforms and other apparel products for MERL School Stores and approximately 25 outside customer wholesale vendors.

The division, MERL Data through September 30, 1999 provided computer support for MERL School Stores and owns the customer list of 380,000 names.

A Major Write-Down of Assets

On December 30, 1998, the day the Company closed on the business assets and liabilities for $9,433,851, the Company took a non-cash write down of $4,890,575 in assets. The Company had to revalue the business assets and liabilities bought on December 30, 1998 at $4,543,276. By September 30, 1999, those assets were valued at $5,616,490 and had produced revenue of $2,803,189 with a profit of $10,781. This non-cash write down of assets did not effect the performance of the assets purchased on December 30, 1998 (see Financial Statements).

Proposed Operations

The Companys Business Plan for growth in the year 2000 relies very heavily on the new marketing paradigm using the FirstAccess PartnersSM card, which will be marketed as a delivery system for financial service products to help families. We are marketing the cards to 379,874 of our current customers in our database and assume 6% of our customer base (or 22,100) will use the card for basic school needs at $5.00 to $100 per month. The Company will attempt to create alliances with strategic business partners to help distribute their financial products through our four e-commerce sites.

www.merlschoolstores.com

www.firstaccesspartners.com

www.julico.com

www.merlmanufacturing.com

The e-commerce websites will allow the Company to increase the traditional four month per year sales cycle to a potential of producing for a full 12-month cycle. While we are endeavoring to expand those four months to 12 months with the FirstAccess PartnersSM card, we will also be attempting to increase our product line and increase our captive customer base from 379,874 to 2,000,000 through a direct mail program.

Capital Resources

Since its inception the Company has worked with a shortage of working capital using stock to acquire assets. In May of 1994, the Company raised private capital in the amount of $300,000 and issued 7,615,000 shares of common stock. It acquired in its first operating business in May 1996, in a tax-free stock exchange. The Company filed a 211 and started to be quoted on the OTCBB under the symbol MRLE in December 1996 and funded Johnson Universal Life Insurance Company with company stock in 1997. In December of 1998 the Company purchased business assets from Hanold Bookstores Inc and Hanold Schoolwear Inc. In January 2000, it filed a SB-2 to raise $25,100,000 to fund the business segments. The Company expended in excess of $150,000 in accounting and legal fees in connection with the offering. On May 30, 2000, the Company withdrew its SB-2 because business assets acquired on December 30, 1998 were not audited for two years by the prior owners, and could not be audited because of events beyond the control of the Company. The Company plans to refile in 2001 with two years audited financial on those business assets acquired. The Company is planning to sell three of the six business segments and settle 100% of the law suit derived from the December 30, 1998 business asset acquisition, and raise needed capital through other third-party funding sources.

The proposed operations of the Company will be dependent entirely upon the Company obtaining sufficient capital to conduct its business and settle current lawsuits (see Financial Statements).

The Company anticipates that it will be required to borrow additional money and may be required to issue additional debt or equity securities to satisfy outstanding payables acquired in December 1998. There is no assurance that available investors or lenders can be found or that the terms of any financing which may be available to the Company would become available to the Company would become available on suitable terms.

Results Of Operations

As of December 31, 1998, the Company had cash on hand in the amount of $31,811 with $6,124,869 in total assets and $3,418,785 in total liabilities. The Company has sales of $1,223,098 with an income from operations of $8,663 and a one time write off of assets of $4,890,575 producing a net loss of ($4,392,034).

The Company had operational expenses of $486,019 and $428,764 from 1998 and 1997, respectively. The losses include a good will write off of ($4,890,575). See Financial Statement.

The Company sales through September 30, 1999 of $3,645,851 and a loss of ($601,789) with assets of $6,857,902 and $4,753,697 in total liabilities giving support that ($4,890,575) write off did not hurt the performance of the Companys assets. However, to the extent that the Company is able to attain profitable operations, the Company must spin-off one or several of its operating business units to raise new capital and become more focused on its core business (acquisitions). The Company may issue new shares of capital stock to pay creditors in that the Companys current litigation may result in the inability to raise new cash from a public offering of securities.

(b) Financial Information about Industry Segments

The amount of revenue, operating profit or loss and identifiable assets attributable to each of the Companys industry segments at the present level of operations would not properly represent the results of the Companys business and are not therefore presently significant to an evaluation of the current and expected business of the Company.

(c) Narrative Description of Business

The Company was incorporated in the State of Tennessee on May 3, 1994 for the purpose of acquiring or forming businesses with a focus on financial services. In May 1996, it acquired, Essex Industries, a lumber and service business. In June 1997, the Company formed Johnson Universal Life Insurance Company. In March 1998, the Company formed FirstAccess PartnersSM, an electronic platform for credit cards and launched 8000 credit cards in 1999. In December 1998, the Company acquired business assets and formed MERL School Stores, Inc. a retail operation with stores and a website shopping place, www.merlschoolstores.com, Merl Manufacturing, a manufacturer of private school uniforms and MERL Data, a computer information company. (See "Narrative Description of Business Segments.")

The Companys current offices are located at Parkway Corporate Center, 1230 Parkway Avenue, Suite 311, Ewing, New Jersey, 08653. Its phone number is 609-637-9102. Its office facilities consist of approximately 3700 square feet.

The Companys ability to successfully implement its business plan will depend upon attracting new capital and retaining competent employees and management personnel. The Companys ability to attract competent personnel will be dependent on the ability of the Company to provide competitive salaries, benefits, supports and opportunities. The Companys primary key employee is its president, Ed Johnson. If the Company should lose the services of Mr. Ed Johnson, there are no assurances that the Company would be able to provide suitable compensation and/or benefits to attract and retain such personnel that is necessary to conduct its business.

(d) Narrative Description of the Business Segments

I. MERL SCHOOL STORES

MERL School Stores, Inc., incorporated in the state of Wisconsin on April 4, 1999, is the result of the acquisition of certain assets and scheduled liabilities from Hanold Schoolwear, Inc., and Hanold Bookstores, Inc., under the terms of an asset purchase agreement dated December 30, 1998. MERL School Stores operates as a retailer of textbooks, school uniforms and other apparel, supplies and services. Its markets are the students, parents and faculty of 236 private, parochial and public schools. These schools are mainly in Texas and the Northeastern and Middle Atlantic regions of the United States. The breadth of its exposure to private schools provides a national presence as a private school retailer throughout the United States. MERL School Stores has serviced 33,000 students with sales of $2,841,000, through September 30, 1999. Its corporate home office is located at the Companys location.

Market: There are over 27,000 private and parochial schools in the United States, representing over 6 million students. MERL School Stores has a database of 206,000 students who represent 3.43% of that market. The vast majority of the schools require their students to wear a uniform. In addition, many of these private or parochial schools out-source the operation of their bookstores and the retailing of their textbooks, uniforms and other supplies.

Competition: The private and parochial school uniform and apparel market is extremely fragmented, primarily characterized by small local or regional providers, which are inefficiently operated and extremely undercapitalized. The larger national store and catalogue based retailers which are present in this market have viewed this market as an accommodation sale and not a primary focus of their operations. At the current time, based upon projected 2000 sales, Management estimates that MERL School Stores market share is 235 schools out of 27,000 schools or 1% of the current market. The lack of a dominant national retailer to the private and parochial school market will enable us as a well-capitalized and effectively managed retailer to carve out a dominant market share estimated of 8% by 2005.

Employees: MERL School Stores currently employs 72 full-time employees through September 30, 1999, located primarily in Texas and Pennsylvania. Management anticipates hiring additional employees to accommodate the growth in MERL School Stores business. The positions Management intends to fill include additional Senior Management, Sales Managers, Merchandise Managers, Marketing Managers, Marketing Assistants, and Administrative Assistants.

Anticipated Operations of MERL Store Sales: MERL School Stores plans to raise funds or use its equity capital to discharge 100% of its payables and long term debt which stood at $2,471,857 on September 30, 1999. Once the payables are discharged, the Company plans to expand the website www.merlschoolstores.com. to increase market share from 1% to 33% by 2004.

Seasonality of MERL School Stores

MERL School Stores school wear business is seasonal. Over the past nine months, the net sales and a majority of the profits have been realized during the third quarter. If MERL School Stores sales were materially different from seasonal norms during the third quarter, its operating results could be materially affected. In addition, as we continue to refine the marketing efforts by experimenting with combining more popular lines of upscale school wear clothes in our retail stores. We expect the balance of our third quarter sales to be higher than fourth quarter retail sales which is the norm for other retail outlets. This should result in different outcomes. Accordingly, results for the individual quarters are not necessarily indicative of the result to be expected for the entire year.

II. MERL MANUFACTURING

MERL Manufacturing, formerly known as Tres Bon Manufacturing, is an operating division of the Company acquired on December 30, 1998. Located in Eustace, Texas, MERL Manufacturing produces school uniforms for over 24 retail stores and suppliers of school uniforms in addition to MERL School Stores, which through September 30, 1999 it was its largest customer with $352,477 of its $524,723 sales or 67% of sales. MERL manufacturing employs 6 full-time employees with an additional 15 during peak season.

Management intends to hire a sales staff for additional marketing outside of MERL School Stores. However, staff will be increased and equipment purchased only if the demand for MERL Manufacturings products increases. However, management does expect MERL Manufacturing to expand its operations as a result of the anticipated expansion in the other business segments and the marketing on its website, www.MERLManufacturing.com, the 27,000 schools and its 6,000,000 potential customer base.

Market: The uniforms produced by MERL Manufacturing are distributed to the customers through MERL School Stores Distribution Center located in Dallas, Texas. There is a concentration in one main customer, MERL School Stores, a wholly owned subsidiary of the Company. Fabric mills, jobbers, and distributors of notions and accessories supply the raw materials used by MERL Manufacturing. Raw materials are generally available as needed, with occasional back orders related to order size compared with vendor supplies.

Governmental Regulation: MERL Manufacturing is subject to various state and federal regulations regarding, among other things, fire code regulations regarding fabric flammability. All garments must be tagged with the Companys registration number. There is no cost of compliance with acquiring this number.

Anticipated Operations: MERL Manufacturing will try to raise $1,000,000 independent of the Company to aggressively build its customer base through increased attention to sales outside MERL School Stores. MERL Manufacturing will begin to aggressively market its diverse and growing product line through its new website, www.MERLManufacturing.com and a printed catalogue. Additionally, MERL Manufacturing will market its ability to design and manufacture in quantity to outside vendors; private labeling with these vendors names. Currently, MERL Manufacturing is marketing its designed line of outwear to compliment the uniforms worn throughout the private and parochial school system. Growth will also come through direct mail marketing to the current database of potential customers who have requested information from other websites belonging to the Company or its subsidiaries. MERL Manufacturing expects to realize significant growth in both its customer base and revenues over the next five years.

III. FirstAccess PartnersSM

FirstAccess Partners formed as a division in 1997 and incorporated in the State of Wisconsin on September 3, 1999 and received approval for its service mark prior to that date, launched the FirstAccess Partners SM credit cards to a portion of its 176,000-person database of potential customers in November 1999, and hired CDS Ltd. to assist in processing and servicing the FirstAccess Partners credit card for outside customer and computer network market support .

On September 30, 1999, through its website, www.FirstAccessPartners.com issued private label credits cards and on November 28, 1999, FirstAccess PartnersSM mailed 8,000 credit cards to potential customers in its 176,000 database. This 8,000 mailing cost $2.18 per card and to reach 176,000 of our database of customers, we estimate and have budgeted $383,680 for the first mailing to 100% of our current database of customers by the end of 2000.

Anticipated Operations:

FirstAccess PartnersSM to Apply for Licenses: FirstAccess PartnersSM will apply for a lending licenses in 40 states or outsource the loan origination of that product whereby it will provide cash management type services and discounted products to cardholders. These products will be cross sold to customers of MERL School Stores, JULICO, MERL Manufacturing, and to new customers through the websites, www.MERLSchoolStores.com, JULICO.com, and MERLManufacturing.com, along with targeted direct mail and group sponsored endorsements. This gives FirstAccess PartnersSM the ability to distribute insurance and financial service products along with the cash management type program.

FirstAccess PartnersSM has a commitment from the Company president to fund $700,000 as working capital to offer FirstAccess Partners SM cards to its 176,000 database of customers, whereby it will provide a Tuition Loan program. Under the loan programs, FirstAccess Partners will offer: (1) Credit for use on school books and uniforms purchased from any school uniform business in addition to MERL School Stores and through MERL Manufacturing; (2) A line of credit up to 16 years for payment of school tuition through college; which includes a credit on college cost, investment and insurance package to lighten the financial load, protect the family, and retire tuition debt within the same time the student finishes college; (3) Automatic bill payment and (4) Annuity insurance for retirement. The card can also be used as an information system by our customers, in conjunction with a MERL provided computer, customized for such applications and marketed concurrently with the card. The customer can track their account, pay for products, (including financial products, apparel, and school supplies), and have them delivered to their doorstep. The creation and growth of this base of business will afford us many marketing and selling opportunities for additional products and services. MERL has worked for three years developing an electronic financial delivery system that can support a critical mass of customers. The card was launched on September 30, 1999, when we mailed to 8,000 of the 379,874 names with plans to distribute the balance by the end of the year 2000.

Our customer base is a controlled market through the private school system. We project to use this customer base as an opportunity for growth within this market niche to expand from the current 1% to 33% over five years. Thus, we expect to get contracts in 236 private schools and increase those contracts to over 8,900 out of a market size of 27,000 private schools nationwide over five years.

The current 380,000 database of customers provides MERL with a unique opportunity to support the financial needs of individuals within American families from their birth through retirement, and "beyond" (our life insurance products), all by utilizing delivery systems through and with the FirstAccess PartnersSM card. The Company believes it can provide this needed family support via electronic financial delivery systems at the lowest possible cost.

Competition: The financing industry is highly competitive. Many of FirstAccess PartnersSM competitors have greater financial resources, offer the same rates and have greater marketing resources. However, we believe that FirstAccess PartnersSM will be able to compete due to its existing database of customers and its one of a kind proprietary financial model.

Employees: FirstAccess PartnersSM currently has three employees. Management intends to hire seven (7) full-time employees, including a Chief Operating Officer, Comptroller and Marketing Manager with support staff.

Target Markets for the FirstAccess PartnersSM Card: As noted previously, FirstAccess PartnersSM will market its proprietary Card for use within the MERL School Stores retail locations and its website. Prospective cardholders of the FirstAccess PartnersSM Card come from two target markets: (i) the 379,874 customer database of MERL School Stores, and (ii) homeowners with incomes from $80,000 to $150,000 annually.

First Target Group-Existing Customer Database: We will take this customer group through a pre-approval process with the information from the loan servicer, our processing and servicing company. Once approved, we would issue a credit card with a $1,000 limit that can be used to purchase merchandise and cross sell products on any of our following websites, www.merlschoolstores.com, www.merlmanufacturing.com and participation in www.julico.com.

Specifically, FirstAccess PartnersSM intends to be licensed as a lender and operate in the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, Wisconsin and the District of Columbia.

The Second Target Group Homeowners: The Companys research indicates there are 4,323,601 homeowners in our market. We can determine their credit worthiness using MERL Datas proprietary software in conjunction with the loan servicer's processing procedures and extend them access to our credit under our program.

In addition FirstAccess PartnersSM intends to establish Group Sales and Direct Marketing efforts to concentrate on institutional and organizational groups. It may be appropriate and necessary to pay a royalty to these groups, whose memberships are consistent with our target markets, for their participation in FirstAccess PartnersSM sales efforts. The groups will also be offered a corporate version of FirstAccess PartnersSM commercial Platinum card. This commercial Platinum Card will enable groups to receive lines of credit, working capital, and customized insurance products to meet their associations needs. In return, FirstAccess PartnersSM will have access to the associations membership list for future marketing of our products.

Business Risks: FirstAccess PartnersSM and its operations are subject to varying business risks. These include both state and federal regulatory requirements. In addition, the FirstAccess Partner sSM is sensitive to capital availability, management fluctuations, and underwriting issues. We plan to package all loans for resale to a larger lender. The Company may also suffer from a shortage of qualified sales staff or lack of access to outside servicing of financial products. Because FirstAccess PartnersSM has a limited history of operations, there is no assurance that FirstAccess PartnersSM will be successful in the implementation of its plans. Additionally, there is no assurance that the public will accept the product or that revenue will ever be generated.

IV. JULICO, INC.

JULICO, Inc. was incorporated in Wisconsin in November 1999 and acquired 9,800,000 shares of Johnsons Universal Life Insurance Company from MERL Holdings Inc.Com in exchange for 9,000 shares of JULICO Inc. thereby giving the Company 100% of the stock issued to JULICO Inc. JULICO Inc. plans to refile Johnsons Universal Life Insurance Company as a Life Insurance company for a certificate of authority from the District of Columbia Department of Insurance and Securities Regulation to act as a life insurance company under the laws of the District of Columbia. Management reserves the right based upon its review of the regulations and capital requirements to apply for a certificate of authority from a different jurisdiction and intends to file applications in 39 states to enable JULICO to provide a variety of insurance products to the existing customer base of the Company as well as new targeted customers in these jurisdictions. JULICO is a Wisconsin corporation and intends to operate from offices located in Washington, DC and Wisconsin.

JULICOs existing capital and surplus, which currently consists of marketable securities of the Company valued at $2,668,750 on a consolidated basis as of September 30, 1999. JULICO will seek to raise additional funds to meet the capital and surplus requirements of the District of Columbia or another selected jurisdiction. By raising an additional $1.5 to $2.0 million JULICO will apply to obtain a certificate of authority in the identified states to secure license authority to operate within those states, to underwrite the sale of its insurance products, and enable the hiring of management and staff to oversee its operations.

Employees: JULICO currently has no employees. All management is currently being provided by the Company.

Competition: The insurance industry is extremely competitive. JULICO plans to target existing Company customers as its primary market. JULICOs secondary market will be households with a net aggregate income between $30,000 and $87,000.

Many of the companies that will be competing with JULICO are larger and have a greater volume of business. Some of these companies offer more diversified lines of insurance and have greater financial resources. In addition, certain competitors have greater distribution capacity than JULICO. While these competitors may be significant on a national level, the Company believes that they will not materially impact JULICOs ability to operate profitably in its target market.

Anticipated Operations of JULICO: As stated above, we intend to raise additional funds to meet the capital and surplus requirements necessary to write insurance to the current 379,874 customers of the Company. JULICO intends to offer life insurance products and an group annuity contract with face amounts of approximately $25,000 to $100,000. Also, we intend to offer these products through the FirstAccess PartnersSM Card or through other electronic or direct billing arrangements with the customer. This should enable JULICO to provide insurance products on a cost-effective basis.

After successful submission and receipt of its certificate of authority, the 39 states in which management intends for JULICO to apply for licensure are: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, and Wisconsin.

JULICO plans to actively market its products through a Group Sales unit and a Direct Marketing unit. The Group Sales unit will focus on religious groups, educational institutions, professional associations and other groups with a membership primarily comprised of families with aggregated household incomes between $30,000 and $87,000 per year. The Direct Marketing unit will market JULICOs financial services by mail and other direct marketing techniques to potential customers.

Training Programs: We intend to establish training programs for its marketing professionals, managers and sales agents. The Company intends for administrative managers and sales managers to enroll in the National Insurance Association School, the National Marketing Research Association, and the Underwriters Training Council.

Investments: JULICOs investment guidelines shall be consistent with the requirements of the District of Columbia and the states in which it intends to operate subject to those requirements. JULICO will invest the majority of its portfolio in cash or cash equivalents. Currently, JULICO is invested 100% in Company stock, which is on deposit at a national bank.

The Company stock is thinly traded under the symbol "MRLE" and provides little liquidity at this time.

Reinsurance Treaties: We intend to reinsure part of the risk to which it is exposed by its policies. It is customary in the insurance industry for insurance to be ceded through reinsurance treaties. This is to reduce the liability on individual risks and protects against catastrophic losses. Further, reinsurance treaties enable insurers to write greater amounts of business because of the reduction of risk.

JULICO plans to negotiate reinsurance treaties to gain protection against losses in excess of its surplus requirements. We plan to select our reinsurance provider based upon its ratings, prices, and service. JULICO will continue to be liable for losses, as reinsurance does not discharge JULICO from the responsibility of making payments of the full amount of any covered loss. However, reinsurance providers are liable only to the insurer and only for the portion they have assumed.

State Regulation of Insurance Companies: JULICO will be subject to extensive governmental regulation and supervision in each state in which it transacts business. The primary purpose of such regulation and supervision is to provide safeguards for JULICOs policyholders, rather than to protect the interests of its shareholders. Generally, regulation has its foundation in statutes that establish regulatory agencies and delegate to them broad regularity, supervisory and administrative authority.

As part of their routine regulatory oversight process, state insurance departments conduct detailed examinations periodically of the books, records and accounts of insurance companies domiciled in their states. These examinations generally occur once every three years. Such examinations are generally conducted in cooperation with the departments of two or three other states under guidelines set forth by the NAIC. Since JULICO is not yet operating, and thus not reporting, it has no such examinations stated at this time.

State Assessments on Insurers: Typically, state regulatory agencies mandate participation by insurance companies in state insurance guaranty associations. These associations assess solvent insurance companies in order to fund claims of policyholders of insolvent insurance companies. Under this arrangement, insurance companies pay up to 2% of the premiums written for insurance in a given state each year to pay for such claims. In certain states, insurance companies recoup such assessments from policyholders, while in other states these assessments are offset against premium taxes. States experiencing large insolvencies occasionally assess additional fees. The insurance company cannot reflect these fees in its reserves since the likelihood and the amount of any such additional assessment cannot be estimated.

State Regulation of Insurance Holding Companies: Most states have legislation that requires insurance holding companies to register with their state of domiciles insurance regulatory authority. Each insurance company held by an insurance holding company must also follow the same procedures as the insurance company. These laws also require insurance holding companies to provide information annually concerning the operations of the subsidiaries companies within the holding company.

State holding company laws also regulate changes in control of insurance holding companies, notably transactions and dividends between an insurance company and its majority shareholder or affiliates. Although the specific provisions vary, holding company laws generally prohibit a person from acquiring a controlling interest in an insurer unless the insurance authority has approved the proposed acquisition pursuant to applicable regulations. In many states, including the District of Columbia, "control" exists if 10% or more of the voting securities of the insurance holding company are owned or controlled by one person or entity. In addition, the insurance regulatory authority may find that "control" in fact does or does not exist where one person or entity owns or controls either a lesser or a greater amount of such securities. The holding company laws also impose standards on certain transactions with related companies and individuals. This includes, among other requirements, that all transactions be fair and reasonable and that transactions exceeding specified limits receive prior regulatory approval.

Regulation of Dividends and Other Payments from Insurance Subsidiaries: Upon issuance of a certificate of authority to JULICO, we will be an insurance holding company. As such, our ability to meet debt service obligations and pay operating expenses and dividends depends primarily on the receipt of sufficient funds from its operations. The inability to pay dividends in an amount sufficient to meet such obligations would have a material adverse impact on us in general.

The District of Columbias laws require that insurance companies domiciled therein seek regulatory approval prior to paying a dividend, a distribution of cash, or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (i) 10% of the policyholders surplus as of the prior December 31 or (ii) the net income of the insurer of the 12 month period ending as of the prior December 31. The District of Columbias laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus. The District of Columbias statutes define "earned surplus" as the amount equal to the insurers unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets. Additionally, following any dividend, an insurers policyholder surplus must be reasonable in relation to the insurers outstanding liabilities and adequate for its financial needs. We currently do not expect such regulatory requirements to impair the ability of JULICO to pay dividends to the Company starting in 2000.

V. MERL DATA

The Company created MERL Data, an operating division of the Company, on December 30, 1998. This division provides all the information and technological support for the Company, and its subsidiaries and divisions. MERL Data is located at the Companys principal office in Ewing, New Jersey. MERL Data operates the large computer system which houses and computes information gathered by the other business segments.

Management believes MERL Datas workload will dramatically increase with the expansion of the business segments made possible through funds from this Prospectus. Therefore, Management plans to purchase a faster, more efficient computer system to handle the anticipated growth of the Company.

Management plans for MERL Data to process all information relating to the expansion of the Company without the necessity of manual data entry. Management anticipates using the MERL Data computer to compute and cross-reference the financial information gathered on each potential customer of JULICO and First Access Partners. Management also plans to share all inventory data for Essex, MERL School Stores and MERL Manufacturing.

Market: There is currently a customer concentration in the Company and its subsidiaries and divisions. Management intends to aggressively market the services of MERL Data to other school uniform businesses, small retail stores, and private and public companies.

Competition: MERL Data may have competition in its market of services to other companies. There are many technological support firms providing similar services. In order to compete in this market, MERL Data will rely upon its extensive knowledge of the clothing industry to set up the MERL Data computers to be user-friendly for retail customers.

Employees: Currently, there are 5 full-time employees assigned to MERL Data. Management intends to hire a Network Administrator, an Account Assistant and an Administrative Assistant.

Capital Improvements: MERL Data will need $1,834,722, whereby $1,480,938 will be used to purchase an IBM AS/400e computer system and $353,784 will be used to purchase software for the system. This system will allow keyless data entry, which we anticipate will triple the data computation of the system.The IBM system will store inventory figures, record purchases made on First Access Cards and tabulate all financial information gathered on JULICOs customers and potential customers.

Training Programs: We intend to hire experienced computer staff to operate the main MERL Data computer. In order to train business segment employees on the IBM system, Management plans to increase the number of computer programmers who will be cross-trained to provide the necessary employee training as well as provide the technical expertise necessary to facilitate growth.

VI. ESSEX INDUSTRIES, INC.

We completed the acquisition of Essex Industries, Inc., ("Essex") a Virginia corporation, on May 31, 1996, which control of is subject to the terms of the Security Agreement Pledge dated May, 1998, to which the Company, as of December 30, 1999 is a party and is in dispute (See, "Financial Statement and Litigation", Section 18). Essex operates a lumber and planing mill located on 78 acres of leased property. Essex processes and re-manufactures logs and rough lumber into finished lumber. Essex primarily markets and sells three products: lumber, shavings and a re-manufacturing service. Essex sells the lumber to treatment plants, the shavings to paper mills and provides re-manufacturing services for over 30 lumber companies.

Essex principal products and services consist of the re-manufacturing and selling of softwood lumber. Essex purchases raw material from companies that sell second grade lumber and timber pursuant to timber contracts and buy spot logs in the market. Its principal supplier is Falling Creek Log Company.

Essex has served customers in the lumber market for ten years operating principally as a planing mill on a fee-for-service basis. It has processed and remanufactured approximately 30 million board feet annually as a service for approximately thirty customers. In June 1996, Essex leased a small sawmill that allowed it to diversify into the resale of lumber. Since that time, we added lumber sales, purchasing timber and reproducing timber into grade "B" and better lumber.

Essex developed a market that consists of several purchasers, mainly treating plants and other lumber companies. During the 1996-year, the percentages of sales for each of Essex product were 81.35% in re-manufacturing services, 14.50% in lumber sales, and 4.15% in shaving sales.

Competition: Several companies with capabilities similar to those of Essex operate within a 300-mile radius of the Essex mill. The lumber industry is highly competitive, and Essex competes mainly with companies that have greater financial resources. Many of these competitors own several operating mills that can produce more products at a lower cost. However, Essex operates a niche business by providing its re-manufacturing services to other lumber companies that do not have such capabilities. Further, Essex has a relatively low cost structure, allowing it to market its services and its products at extremely competitive prices.

Governmental Regulation: Essex operations are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharges, landfill operations and hazardous waste management, among others. Compliance with these laws and regulations is an increasingly important factor in the forestry business, and Essex may incur capital and operating costs to maintain such compliance.

Employees: There are currently 28 full-time employees working for Essex. Six of the employees are qualified lumber graders, certified by Timber Products Inspection, Inc., a state agency. With the exception of the office personnel, all of the labor force is cross-trained to operate the various pieces of manufacturing equipment.

Raw Materials: Essex owns 60 acres of land in the same county as the mill. This land has approximately 100,000 board feet of timber. Management estimates the timber is worth approximately $25,000. Essex does not have rights to harvest the timber on the 78 acres it leases

Management also anticipates purchasing the log inventory from within a 100-mile radius of the mill by purchasing daily in the spot market. The combined log inventory purchase should give Essex estimated 12 million board feet of rough lumber to supply to the market at market rates.

Anticipated Operations of Essex: Essex intends to enhance its product line and substantially increase the volume of lumber sales through installation of dry kilns, expanding the saw mill and purchasing more storage space through operating cash flow. We expect production to increase from 1,719,000 board feet processed in 1998 to 17,140,000 in 2000. We estimate that production would increase future lumber sales by 78.37%. However, the Companys outcome in the current lawsuit is unknown.

Subsequently, Essex will decrease the volume of re-manufacturing services in order to capture the significantly higher profit margins associated with the sale of lumber products. For example, in 1998 year to date, profits for re-manufacturing services were $4.62 per 1,000 board feet and lumber sales profits were approximately $278.00 per 1,000 board feet.

(e) Financial Information About Foreign and Domestic Operations and Export Sales

The Company at present conducts no foreign operations and has no export sales.

ITEM 2. FINANCIAL INFORMATION

(a) Selected Financial Data

	January 1, 1999 through September 30, 1999 (unaudited)	1998	1997
Summary of Earnings
Revenues	$3,645,851	1,223,098	947,348

Net income (loss)	(601,789)	(4,392,034)	(89,021)

Net earnings per share	(.06)	(.56)	(.01)

Weighted average number of Shares outstanding	9,615,000	7,865,000	7,865,000

Summary of Financial Position
Total assets	6,856,902	6,124,869	599,277

Unsecured liabilities	4,753,607	3,418,785	463,159

Shareholders equity (deficit)	2,104,295	2,706,084	136,118

(b) MANAGEMENTS DISCUSSION, ANALYSIS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

The following is managements discussion of certain significant factors which have affected the Companys financial position and operating results during the periods included in the accompanying audited and unaudited financial statements, and should be read in conjunction with such statements.

In an effort to give investors a well-rounded view of the Companys current financial condition and future opportunities, managements discussion and analysis of the results of operations and financial condition and other sections of this Form 10SB contain "forward-looking statements" about its prospects for the future. Such statements are subject to certain risks and uncertainties that would cause actual results to differ materially from those projected.

Revenues

The Companys revenues consist of Essex Industries, MERL School Stores and MERL Manufacturing. Through September 30, 1999, the Companys strategy has been to use the Companys capital stock for acquisition and the operating revenues of those companies acquired as operating capital. Since 1997, the Company revenues have grown from $947,348 to $3,654,851 through September 30, 1999. The Company expects to incur significant capital required in all six business units.

Results of Operations for the Company

Year End December 31, 1998, Compared to Year End December 31, 1997

Net sales for the year ended December 31, 1998 totaled $1,223,098 up 29% from sales of $947,348 for the year ended December 1997. The increase was due to buying and selling more lumber inventory in 1998 than in 1997. Essex Industries has historically not bought lumber as inventory for resale. However, in 1998 Essex Industries bought 1.7 million board feet of lumber for resale and the results of the resale increased sales by 29%.

Gross profit for the year ended December 31, 1998 was $494,682 or 40.45% of net sales, compared with $436,860, or 46.11% of net sales, at year-end December 31, 1997. The increase in gross profit margin was primarily due to a higher level of lumber sales.

The selling, general and administrative expensed increased 13.4 % to $486,019 or 39.749% of net sales for the year ending December 31, 1998, compared to $428,764 or 45.26% of net sales for the year ending December 1997. The increase in the selling, general and administrative expenses was primarily the result of the acquisition and staffing for increased lumber sales.

Interest expense was $19,308 for the year ending December 31, 1998, compared with $11,606 for the year ending December 31, 1997. Increased borrowing to purchase equipment resulted in an increase in interest cost along with the short-term borrowing through lines of credit, which stood at $41,500 against a $50,000 credit facility as of December 31, 1998 compared with $23,800 at December 31, 1997.

Lumber inventory was $114,812 and apparel inventory was $2,071,972, and raw material was $137,211totaling $2,323,995 for the year ending December 31, 1998, up 2251% from $98,855 year ending December 31, 1997 inventory. The Company through an asset purchase agreement on December 30, 1998 bought $2,071,425 in assets including inventory from Hanold Bookstore and Hanold School Stores in exchange for 692,300 shares of the Companys 10% cumulative preferred stock.

The Company purchased business assets and scheduled liabilities from Hanold Schoolwear Inc. and Hanold Bookstores on December 30, 1998 through the exchange of 696,200 shares of Company 10% cumulative preferred stock with a face value of $10.00 per share being the purchase to $6,962,000, plus the assumption of debt of $2,471,857 bringing the total purchase to $9,433,857. However, the Company December 31, 1998 audit which were finished December 17, 1999, 11 months and 17 days after the acquisition, had to write down the business assets by $4,890,575 and the Company had to revalue the business assets to $6,497,316 from a purchase price of $9,433,857, which produces no impact on operations through September 30, 1999. These $6,497,316 in business assets produced a gross profit of $1,983,561 through September 30, 1999, and income before depreciation and amortization of $159,516.

This write down of assets were taken as an extraordinary one time expense for one day within the year ending 1998 in the amount of $4,890,575 producing a year loss of 4,392,034 for 1998 compared to a net loss of $89,021 for the year ending December 31,1997.

Nine Months Ending September 30, 1999 Compared with Nine Months Ending September 30, 1998

By the nine months of 1999 sales were $3,645,801, which is 365% higher than the first nine months sales of $992,936 for 1998.

Gross profit for the nine months ending September 30, 1999 was $1,983,511 or 54.0% of net sales, compared with $479,729 or 58.38% of net sales for nine months ending September 30, 1998. The increase in gross profit was primarily due to Merl School Stores, First Access Partners, and MERL Manufacturing.

Selling, general and administrative expenses for the nine months ending September 30, 1999 increased 332% to $1,824,045, compared with $422,408 for the nine months ending September 30, 1998. As a percentage of net sales, selling, general and administrative expenses were 50.03% at September 30, 1999 compared with 42.54% in the similar period at September 30, 1998. The increase in selling, general and administrative expenses was primarily the result of the increase in the cost to manage the business segments and legal costs related to the acquisition of December 30, 1998. (See "Legal Proceedings".)

Interest expense for the nine months ending September 30, 1999 was $16,690, compared with $13,914 for the nine months ending September 30, 1998. Increased borrowing through a line of credit stood at $19,500 against a $50,000 credit facility as of September 30, 1999 compared with $41,500 at September 30, 1998.

Net income for the nine months ending September 30, 1999 was a loss of ($601,789) compared with the $18,382 for the nine months ending September 30, 1998. Diluted earnings per share for the nine months ended was ($.06) per share compared with $0.002 per share for the same period. Net loss for the nine months included a non-recurring expense of $301,281 through nine months ending September 30, 1999. (See Note 10, "Other Expenses".)

Liquidity and Capital Resources

Account Receivables and Inventory at December 31, 1998, totaled $2,479,675, or 44.4% of the Companys assets. At September 30, 1999, Accounts Receivables and Inventory totaled $2,722,895 or 39.71% of the Companys assets. The liquidation value of these assets is estimated by Management to be approximately $1,361,448.

Cash decreased from $34,072 at December 31, 1997 to $31,812 at December 31, 1998, a change of $2,260. This decrease was due to $233,151 net cash used for operating activities relative to property and equipment, and $93,119 net cash provided by financing activities, from long term financing provided by Southside Bank in Virginia. See "Financial Statement." At September 30, 1999, cash increased from $31,812 at December 31, 1998, to $100,419.

To increase liquidity, the Company plans to raise funds privately through the issue of new shares of stock. We intend to use the funds from the sale of stock in the following order of priority. The first is the pay off of payables as of December 30, 1998 and the second is the long-term liabilities. After this first and second pay out, we will use some funds for working capital and begin to make funds available to the five operating business segments: With the first priority going to FirstAccess PartnersSM. The second priority is MERL School Stores. The third priority is MERL Manufacturing. The fourth priority is MERL Data and the fifth priority going to JULICO, Inc. The new shares, if sold would increase the Companys stockholder equity and increase the book value. As a result, the Company will be able to meet future capital requirements for the next 12 months and into the foreseeable future.

(c) MANAGEMENTS DISCUSSION, ANALYSIS, FINANCIAL CONDITION AND RESULTS OF THE SIX CROSS FUNCTIONING OPERATING BUSINESS SEGMENTS

I. Results of Operations for JULICO Inc.

Year End December 31, 1998 Compared to Year End December 31, 1997

There were no sales in 1997 or 1998, with which to compare.

The selling, general and administrative expenses were $2875 for the year ending December 31, 1998 compared to $140,172 at year ending December 31, 1997. The decrease in the selling, general and administrative expense was a result of post filing costs of application to be licensed.

JULICOs year-end December 31, 1998 balance sheet value was $1,739,210 compared to $12,810,000 at year-end December 31, 1997. The decrease was in value of the Companys stock price quoted and the trade value at closing of each year.

Nine Months Ending September 30, 1999 Compared with Nine Months Ending September 30, 1998.

There were no sales for the period September 30, 1998 to September 3, 1999, therefore, there is no comparison.

JULICOs September 30, 1999 balance sheet value was $2,668,750. The increase in value was due to the Companys stock trading price on the close of the period ending September 30, 1999.

Liquidity and Capital Resources

It is our intention to combine marketable securities in the Company valued at $2,668,750 on September 30, 1999 with the proceeds of the sale of new stock issued by JULICO Inc. The additional cash capital, plus the plan to liquidate the portfolio securities (2,135,000 shares of common stock of "MRLE") over time, would greatly increase the liquidity of JULICO. Such capitalization would provide not only operating capital, but would provide JULICO the liquidity necessary to cover initial policy claims, working capital, surplus and liquidity needs for the foreseeable future, as well as seek insurance licenses in 39 states.

Should the planned sale of the 2,135,000 shares of MRLE stock not be successful and new stocks issued by JULICO Inc. not be completed by the Company, we may decide to wait to pursue JULICO until such time as capital can be raised, or "activate" JULICO targeted for a smaller market, with a smaller portfolio or create an alliance with another insurance company to co-develop specialty products utilizing that companys licenses. We cannot determine the best course for JULICO at this time. No company has been identified as a possible acquisition or alliance partner at this time.

II. Results of Operations for MERL School Stores, Inc.

Inception December 31, 1998

Inventory in Merl School Stores was $2,071,972 for the year ending December 31, 1998. The Company through an asset purchase agreement on December 30, 1998 bought $9,433,857 in assets and liabilities from Hanold Bookstore and Hanold School Stores in exchange for 692,300 shares of the Companys 10% cumulative preferred stock.

The Companys 1998 audited financial statements have an adjustment in the December 30, 1998 purchase price of $9,433,857 by taking a $4,890,575 write down on these assets as a one time expense at the year ending December 31, 1998. This result is a one-day loss before income taxes of $4,895,575 for the year ending December 31, 1998, as a result the December 30, 1998 purchase. This one time adjustment in the purchase price produced a loss of ($4,318,953) which includes a one time adjustment of ($4,811,768) and a tax credit of $546,292 compared to a net loss of income of ($89,021) at the year ending December 31, 1997. When adding the $4,890,575, $2,400,000 in debt leaves assets at $2,143,282 which includes the customer list value at $1,575,944 leaving long life assets at $567,338 which would be the value of the assets acquired on December 30, 1998 which gives support as to why this one time write down of assets had an affect on the business assets acquired and MERL School Stores in a subsequent event filed for Chapter 11 protection bankruptcy and is in the process of reorganizing the Company.

Nine Months Ending September 30, 1999 Compared with Nine Months Ending September 30, 1998

By the nine months of 1999 sales were $2,830,943.

Gross profit for the nine months ending September 30, 1999 was $1,445,998 or 51% of net sales.

Selling, general and administrative expenses for the nine months ending September 30, 1999 were $775,994 or 27% of net sales.

Net income for the nine months ending September 30, 1999 was $266,166 or 10% of net sales.

Account Receivables and Inventory at the time of acquisition (December 31, 1998) are $2,227,652. At September 30, 1999, Account Receivables and Inventory are $2,467,154, approximately 75.4% of the segments assets based on the performance of MERL School Stores during the first nine months of 1999. The liquidation value (within a 12-month period) of these assets is estimated by Management at 50% or approximately $1,233,577.

Cash at December 31, 1998 were $0 compared to ($50,846) on September 30, 1999. The trade receivables have been paying 60 days late which has caused ($50,846) cash.

The purchase of the MERL School Stores assets resulted from the acquisition of an ongoing business. However, the operations needed capital, which through September 30, 1999 was provided through operating cash flow. MERL School Stores is looking to raise $2,500,000 in proceeds from a private offering to provide the liquidity needed for MERL School Stores.

To help liquidity, MERL School Stores has implemented the FirstAccess PartnersSM credit card to market to its customers for faster access to capital. The card can be used to purchase MERL School Stores products. The card is a device which will provide parents control of their childrens spending habits, while enabling the children to conveniently purchase the supplies they need for school. We anticipate that this will increase the revenue base of the MERL School Stores business segment.

We believe that the current level of inventory that stood at $1,917,862 on September 30,1999 and the acquired equipment is sufficient to meet the needs of our targeted market. The assets and the revenues could be increased without significantly increasing the operating costs of providing the product to the market. However, additional personnel required in the future could necessitate further capitalization.

Seasonality of MERL School Stores

The seasonality of the business of MERL School Stores limits its operating results to the third quarter of the year when school is beginning. We are adjusting our marketing to add a variety of school wearing apparel in our retail stores. We expect an increase in the fourth quarter by the year 2000, which is the norm for other retail outlets. This should result in a different gross profit income. Results for the last two quarters of the year may not be similar to the first half of the year.

Liquidity and Capital Resources

We believe that MERL School Stores will need to raise funding of $2,500,000 to be a going concern and provide its current inventory to meet demands for current sales. Currently it is doubtful it can be a going concern business without the new funds raised.

III. Results of Operations for FirstAccess PartnersSM

Inception January 1, 1998

Since inception FirstAccess PartnersSM has generated no revenue and no expenses to speak of, and there is no comparison for 1998 or 1997. The only revenue and expenses were recorded in 1999.

Nine Months Ending September 30, 1999 Compared with Nine Months Ending September 30, 1998.

There were sales for the period September 30, 1999 of $50.00.

There were expenses ending September 30, 1999 of $565.

Liquidity and Capital Resources

$700,000 in funding from Ed Johnson would benefit the implementation of FirstAccess Partners to give support to its Tuition Loan Programs of FirstAccess Partners. This working capital and the anticipated cash flow from cardholders would give FirstAccess PartnersSM liquidity deemed sufficient by Management to implement the continued marketing and distribution of its products into the foreseeable future.

IV. Results of Operations for ESSEX Industries

Year-End December 31, 1998 compared to Year-End December 31, 1997.

Net sales for the year ended December 31, 1998 totaled $1,223,098 up 29% from sales of $947,348 for the year ended December 31, 1997. This increase was due to the purchase and sale of 1.7 million board feet of lumber that was processed and sold in 1998 compared to less than 800,000 board feet of lumber processed and sold in 1997.

Gross profit for the year ended December 31, 1998 was $494,682 or 40.45% of net sales, compared with $436,860 or 46.11% of net sales at year-end December 31, 1997. The increase in the gross profit margin was due to a higher level of lumber sales in 1998.

The selling, general and administrative expense decreased 0.48% to 533,166 or 43.59% of net sales for the year ending December 1997. The decrease in the selling, general and administrative expense was the result of the elimination of consultant expenses.

Interest expense was $19,308 for the year ending December 31, 1998, compared with $11,606 for the year ending December 31, 1997. Increased borrowing to purchase equipment resulted in an increase in interest cost along with the short-term borrowing through lines of credit, which stood at $41,500 against a $50,000 credit facility as of December 31, 1998 compared with $23,800 at December 31, 1997.

Lumber inventory was $114,812 in 1998 compared to $98,855 in 1997. This increase in lumber inventory was due to increased production in lumber.

As of December 31, 1998, Essex has total assets of $460,620 and total liabilities of $299,797. Stockholders Assets at December 31, 1998, is $160,823. At December 31, 1997, Essex has total assets of $387,291 and total liabilities of $239,061, resulting in stockholders equity of $148,228. At September 30, 1999, total assets are $548,727 and liabilities of $252,776 compared to third quarter September 30, 1998 $508,568 assets and $269,544 liabilities. Stockholders Equity at September 30, 1999 is $295,951 compared to $239,024 at September 30, 1998.

The slight increase in assets is due to the acquisition of certain equipment. The purpose of the equipment is to shorten the period of time necessary to temper wood timber before it can be sold.

Net income from operations for the 12 months ending December 31, 1998 was $72,264 in, compared to $55,134 in net income from operations during the 12 months ended December 31, 1997. At September 30, 1999, Essex realized $131,799 in net income from operations, compared to $90,794 at September 30, 1998. Net sales by the Company for the 12 months ended December 31, 1998 were $1,222,097 compared to $947,348 for the 12 months ended December 31, 1997.

For the nine months ended September 30, 1998, Essex realized $263,406 in net income from operations, compared to $41,350 in net income from operations during the nine-month period ended September 30, 1997. Net sales by Essex for the nine months ended September 30, 1998, were $992,937. This compares to $710,511 for the nine months ended September 30, 1997.

During the period of January 1999 to September 1999, Essex sales increased by $282,426. Lumber sales accounted for 90% of this increase. Profit margins for operations increased from $41,350 to $263,406.

From January 1998 to September 30, 1998, production and sales decreased due to a delay in financing the purchase of and installing a wood dry kiln facility. The dry kiln facility would allow Essex to decrease its lumber drying time from 2,880 hours per 1,000 board feet to 24 hours per 1,000 board feet thereby using its current facility to its capacity.

Further, we believe that Essex could be more profitable milling lumber from raw material purchased by Essex, rather than for lumber owned by customers. This vertical integration should enable the Company to mark up the price of the lumber more than the cost of the lumber and the milling costs. We would like to continue purchasing lumber, milling it in the Essex mill, and selling it. To do this, however, Essex will be required to keep more liquid cash on hand for the purchase of the raw timber. Essex may also need additional resources for shipment and delivery and additional personnel.

If fully subscribed, Essex is not scheduled to receive any funds from this Prospectus, in that the Essex Stock is in question of ownership between Charles Weeden and the Company. Until such ownership has been resolved, the Company will not allocate any funds from this Prospectus. However, if the Company is successful in its litigation, it will attempt to use funds from operations to (i) acquire dry kilns and a boiler, (ii) purchase the 78 acres of property that it has been leasing for ten years, and (iii) meet inventory (lumber) needs for the foreseeable future. Essex currently leases a 78-acre mill facility plus operating equipment. The property lease is on a month-to-month basis. Essex owns 60 acres contiguous to the leased property. With sufficient capital, Essex could negotiate a new lease, negotiate the purchase of the 78-acre facility, or build a mill on its own 60-acre lot. Any of these three alternatives could potentially improve the production and profitability of Essex.

Essex primary source of revenues, when acquired, was the milling of customers lumber. We determined that the process could be expedited if a dry kiln were used. The estimated cost of a dry kiln is $1,200,000 and the Company estimates that two dry kilns will be required, and the funds to purchase those dry kilns will come from operating cash flows.

For these periods (December 1996 until December 1997), net income was generated principally from servicing contracts whereby Essex would dry a customers rough lumber, re-saw it and plane it for a fee. After this process the lumber would receive a higher grade, which allows the customer to sell the lumber at a higher price. This service generated 85% of the revenue between December 1996 and December 1997. In December 1997, Essex added a sawmill and purchased logs to be converted to rough lumber. Once converted to rough lumber, it took a long period of time for the rough lumber to dry. The drying process was accomplished by allowing the lumber to set in the open air and dry for 90 to 120 days. At the end of the drying period, the lumber was re-sawed and planed into finished lumber for sale.

Liquidity and Capital Resources

Essex only source of liquidity and capital is from operating cash flows, which, with the purchase of equipment to make it more efficient, and inventory to make it more profitable, Essex could run into a cash shortfall unless outside financing is obtained.

V. Results of Operations of MERL Manufacturing

Since inception on January 1, 1999 as a division of the Company, MERL Manufacturing has generated revenue through the period September 30, 1999. However, there is no comparison to September 30, 1998.

By the nine months of 1999 sales were $524,723.

Gross profit for the nine months ending September 30, 1999 was $122,162.

Selling, general and administrative expenses for the nine months ending September 30, 1999 were $31,215. As a percentage of net sales, selling, general and administrative expenses were 6% at September 30, 1999.

Net income for the nine months ending September 30, 1999 was $80,314 or 15% of net sales.

MERL Manufacturing operates as a division of the Company in the State of Texas where it manufactures school uniforms and apparel for MERL School Stores.

MERL Manufacturing was acquired as part of the business assets under the Asset Purchase Agreement on December 30, 1998 from Hanold Bookstores, Inc., and Hanold Schoolwear, Inc.

Its physical plant and 12 employees are located in Eustace, near Dallas, Texas. The manufacturing company executes customers orders to manufacture school uniforms for MERL School Stores as well as for 24 other customers. The service is provided to other competitors of MERL School Stores on a cost competitive basis. The Company expects MERL Manufacturing to continue providing manufacturing services for MERL School Stores and others as its primary sources of revenue.

Based on the performance of MERL Manufacturing during the first three quarters of 1999, we believe that the liquidation value (within a 12 month period of time) of these assets is estimated by us to be approximately $87,640. Account Receivables and Inventory at the time of acquisition (December 30, 1998) are $225,112. At September 30, 1999, Account Receivables and Inventory are $243,161, approximately 53% of their assets.

As of September 30, 1999, MERL Manufacturing has total assets of $457,660 and total liabilities of $0.00. Stockholders Equity at September 30, 1999 was $457,660.

We plan to fund $1,100,000 from raising funds privately to the purchase of inventory and for expansion of staff for the purpose of meeting anticipated demands from our marketing efforts.

VI. Results of Operations of MERL Data Services

Since inception on January 1, 1999 as a division of the Company, MERL Data Services has not generated revenue through the period September 30, 1999 and there is no comparison to September 30, 1998.

Nine Months Ending September 30, 1999

Selling, general and administrative expenses for the nine months ending September 30, 1999 were $69,531. There were no selling, general and administrative expenses for the nine months ending September 30, 1998; therefore, there is no comparison.

Net income (loss) for the nine months ending September 30, 1999 was ($108,487).

MERL Data is a division of the Company that operates as a provider of information systems technology and support for the Companys subsidiaries and divisions. It provides these services under a contract effective March 31, 1999. As a result, it is its own cost and profit center, but has only one quarter of history.

We would dedicate $1,834,722 to the purchase of equipment and software, and the hiring of additional personnel to staff the expansion of this division. The Company will seek third party debt financing, or an alliance partner to fulfill those functions necessary for the funding of the MERL Data programs.

A high priority of ours is the purchase software. This software, as well as the hardware and consulting services necessary to implement the software, are necessary to track the FirstAccess PartnersSM program. In addition, it will greatly facilitate the provision of other data services to all the divisions and the subsidiaries.

We believe that this division will expand considerably with new capital before year-end and before year-end 2000. We have discussed the provision of MERL Datas services to schools in the MERL Stores network, and even, if possible, extending certain MERL Data services, like technical support, to the families in the MERL School Stores network.

ITEM 3. PROPERTIES

The Company has a website at www.merlholdingsinc.com and is physically located and has its executive offices at 1230 Parkway Avenue, suite 311, Ewing, NJ, where they occupy approximately 3,646 square feet. The Executive Offices are occupied under a lease agreement, which provides for total monthly rental of $6,000 and will expire June 2001.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners

The following chart shows all persons and groups known to be the beneficial owners and management of more than five percent of issued and outstanding common shares of stock.

Shareholders	Shares Owned
	Number	Percentage
MERL Financial Group, Inc.	6,107,021	54.08%
Ed Johnson	2,169,000	19.21%
Gordon W. Hall, M.D.	600,000	5.31%
G. Carol Johnson	201,745	1.79%
Greg Spina	100,000	0.9%
J ULICO, Inc	2,135,000	18.91%
Total	11,292,766	100%

(b) Security Ownership of Management

The following table sets forth as of the date of this Statement the number and percentage of outstanding voting securities of the Company beneficially owned by Management

Name and Address Amount and Nature Percent

Title of of Beneficial of Beneficial of

Class Owner Owner Class

Common Ed Johnson 8,276,021 73.29%

100 Old York Road

Suite 823

Jenkintown, PA 19046

Common Merle Wood 5,000 .04%

Common Susan Fast 5,000 .04%

(c) Change of Control

No shares of the Company are presently delivered as security to third parties. There are no outstanding options or agreements that would affect control of the Company

ITEM 5. Directors and Executive Officers

(a) Identification of Directors

Directors are elected by the shareholders to hold office for a one year term or until a successor is elected and qualified.
Name	Director Since	Age	Position
Ed Johnson	1994	50	Chairman, Chief Executive Officer, Director
G. Carol Johnson	1994	56	Secretary/Treasurer, Director
Gordon W. Hall. M.D.	1999	58	Director
Gregory V. Spina	1999	36	Director
Charles E. Weeden, Sr.		50	President of Essex
Susan Fast		46	Vice President

(b) Identification of Executive Officers

Executive Officers serve in their capacities at the pleasure of the Board of Directors of the Company.

(c) Identification of Certain Significant Employees

The Companys controlling shareholder is the CEO and President

(d) Family Relationships

The Companys CEO and President is married to G. Carol Johnson, Director and Secretary/Treasurer.

(e) Business Experience

Ed Johnson, Chairman and Chief Executive Officer. Mr. Johnson is the founder, Chairman, President and Chief Executive Officer of the Company, President and Chief Executive Officer of MERL Financial Group and Chairman of Johnsons Universal Life Insurance Company.

Mr. Johnson has served in chief executive positions, since 1971, and has been engaged in a number of significant events. In 1996, he worked with market makers to take Merl Industries of Tennessee, the Companys predecessor, into the public market on the OTC Bulletin Board, where it currently trades under the symbol MRLE.

In 1997, MERL had a capitalization value of $85 million. In 1994, he created the first timber securitization structure along with designing the bond software program for that structure, which was rated AA by Standard and Poors. In 1987, he initiated the first insurance company demutualization procedure in the state of New York that was later used by Equitable Life Assurance Company to convert from a mutual to a stock company. In 1986, he designed the first cash flow bond model that was used for securitizing multifamily mortgages, which was rated AAA by Standard and Poors. In 1984, he served as Chief Executive Officer of Magnolia Savings and Loan.

From 1978-1984, he was Chairman and major stockholder of Johnson-Nelson, an investment banking firm that is currently inactive. From 1983-1989, he was chairman and major stockholder of First Independent Holding Corporation, a holding company which focused on insurance, financing, and structuring collateralized mortgage obligations, as well as providing mortgage banking services for Government National Mortgage Association (GNMA) multifamily lenders. In 1971, he was a co-founder of COE Corporation, a multifamily development and syndication firm that developed over 4,000 apartment units nationwide.

He developed the term forestry recycling in January 1992, while doing research at a mulch company. During his stay he developed business relationships with Chesapeake Paper Company and International Paper. From June 1992, to the present, he has raised $1,200,000 for initial capital and negotiated contracts for more than $41 million for other companies. [Address: 100 Old York Road, Suite 823, Jenkintown, PA 19046, 215-885-2899]

G. Carol Johnson, Director and Secretary/Treasurer. Ms. Johnson is currently, a Senior Vice President at GMAC Mortgage Corporation. Prior to this position, she served as Vice President of the Federal Home Loan Bank of Cincinnati for 13 years, spent two years at the Federal Home Loan Mortgage Corporation and five years with FIHC Financial Corporation as its Corporate Secretary and Chief of Staff. She was appointed by Ohios Governor Celeste to the first Board of the Ohio Housing Finance Agency to represent lending institutions. Ms. Johnson received her Bachelor of Science and Masters Degrees from the University of Cincinnati. She also received a graduate key in Savings and Loans Business from Indiana University. [Address: 100 Old York Road, Suite 823, Jenkintown, PA 19046, 215-885-2899]

Gordon W. Hall, M.D., Director: Dr. Hall joined the Board in August 1999. He graduated from The Johns Hopkins University and McGill University Faculty of Medicine. Following service in the U. S. Army as a flight surgeon, he entered the practice of emergency medicine in Rockford, Illinois. In 1972, he joined the faculty of the University of Illinois College of Medicine at Rockford in the Family Practice Department. He served on the executive committee of the school and the admissions committee of the College of Medicine. He also serves on the Colleges Company Committee and the Employee Compensation Committee.

From 1975 to 1988, Dr. Hall practiced Emergency Medicine. In 1988, he joined Cigna Medical Group in Los Angeles where he became Chairman of the Department of Emergency Medicine. He retired from active practice in August 1996.

Dr. Halls business experience includes ownership of two California yacht sales offices from 1978 to 1985. Since retiring from medicine, he manages his investments full-time. He is a FAA certified flight instructor, with fifteen years experience, and actively teaches. [Address: 7231 Boulder Avenue #808, Highland, CA 92346, 909-862-8238]

Gregory V. Spina, Director: Mr. Spina joined the Board in August 1999. Mr. Spina graduated from Indiana University with BS in Business Administration. Mr. Spina started his present business, Spinas, Inc., in 1987. Spinas, Inc., is a sales and service store for ATVs, personal watercraft and power equipment. The annual sales volume is $4,000,000. He also owns several rental investment properties, and invests on a full-time basis. [Address: 390 State Road, 37 North, Martinsville, IN 46151, 765

342-6335]

Susan Fast, Vice President. Ms. Fast serves as a member of the Senior Management Team of the Company and is V.P. of Sales and Marketing of FirstAccess PartnersSM. Her responsibilities include aiding, implementing and executing the Three-Year Business Plan of the Company in order to reach annual projected earnings. She also maintains internal organizational structure and employee standards. She is implementing a strategy for products to be delivered through the FirstAccess PartnersSM Program, and a sales and marketing plan for the FirstAccess PartnersSM Card. Ms. Fast keeps track of competitors in the debit and credit card service industry. Ms. Fast is also an integral part in development of new products. Working under the terms of agreements with suppliers and vendors, Ms. Fast is responsible for implementing the FirstAccess PartnersSM Card Program.

Ms. Fast was an Account Representative for Olsten Corporation where she increased sales volume, gave sales presentations to major corporations and established the record number of appointments set among all New Jersey Account Representatives. She has won various awards for exceptional sales quotas including, Winner of Sales Contest in June 1998, Winner of Sales Blitz Contest for the State of New Jersey and placed seventh among 139 Account Representatives nationally in July 1998. Ms. Fast was also responsible for the expansion of Olstens new account base, coordinating the recruitment and retention of a professional employee base, preparing and presenting proposals to clients and creating promotional incentive programs for new and inactive accounts.

In 1997, Ms. Fast was also Partnership Supervisor for Union Fidelity Insurance Company, where she supervised Accounts Receivable. In her first year with Union Fidelity, Ms. Fast accomplished a 60% growth in revenue. Ms. Fast also developed new business.

For fifteen years, Ms. Fast was the Sales and Production Manager for Arthurs Interiors in New Jersey. Arthurs Interiors had annual sales revenues of $1,000,000. She recruited and trained administrative staff, achieved an average of 50% growth in sales and revenue yearly and supervised all daily operations. These daily operations included inventory control, manufacture and delivery of products, advertising and promotional development. [Address: 61 Tinder Road, Levittown, Pennsylvania 19056.]

Charles E. Weeden, Sr., Director and President of Essex Industries. Mr. Weeden has been the President of Essex Industries since 1988. Prior to joining Essex, he worked in the lumber and forestry industry for 21 years. He managed several mills including Olde Dominion Timber Products, Holland Forest Products and Walker Land & Lumber Company. Prior to these management positions, he began his career as a trainee at S.R. Walker & Son. Mr. Weeden is certified by the Timber Products Institute as a Lumber Grader for Pine and Hardwood. He is also a certified Hardwood Inspector, L.M.A. Under the terms of the Security Agreement Pledge, to which the Company is a party, Mr. Weeden may not be discharged as President and Chief Executive Officer of Essex, or his compensation or fringe benefits changed without his consent, unless he is terminated for cause as defined in his existing employment agreement. [Address: P.O. Box 248, Millers Tavern, VA 23115, (804) 443-5380.]

There are no assurances that the Company will be able to retain the services of the current members of the Board of Directors or that it will be able to attract other members to serve as directors should vacancies develop.

(f) Involvement in Certain Legal Proceedings

The Company has conducted due diligence and has no record of existing officers or directors that currently have, and does not believe that they have been involved in, any legal proceedings material to an evaluation of the ability or integrity of any director of officer.

ITEM 6. EXECUTIVE COMPENSATION

(a) Cash Compensation, Bonus, and Deferred Compensation

The following table sets certain information with respect to annual compensation paid in 1994 through September 30, 1999 to the Companys only executive officer.

Name and Principal Other Annual Other Annual

Position Year Salary Bonus Compensation Compensation

Ed Johnson, President 1994 None None None None

1995 None None None None

1996 None None None None

1997 None None None None

1998 None None None None

1999 None None None 1,750,000 Shares

(b) Compensation Pursuant to Plans

Company currently has no plans for compensation, key man insurance, pension, or stock options stock appreciation rights plans.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a) Transactions with Management and Others

The Company has made various loans to the officers of the Company totaling $50,000 as of September 1999. Interest on these loans was imputed at the applicable federal rate. Interest due from these loans has been computed to December 31, 1999, and amounts to $3,500.

The Company has made notes to Charles E. Weeden totaling $67,184 as of September 1999. Interest on these loans was imputed at the applicable federal rate. Interest due from these loans has been computed to December 31, 1999, and amounts to $4,702.

The Company has made loans in the amount of $2,000 to its past and present employees. Interest on these loans was imputed at the applicable federal rate. Interest due from these loans has been computed to December 31, 1999, and amounts to $104.

(b) Certain Business Relationships

There are no business relationships with officers of directors of the Company

(c) Indebtedness of Management

There is no indebtedness of officers or directors to the Company.

ITEM 8. LEGAL PROCEEDINGS

The Company is a defendant in a lawsuit filed by the Seller in an Asset Purchase Agreement, seeking recovery of $200,000 as liquidated damages under the terms of the Asset Purchase Agreement. The Companys retained counsel has advised that the matter can be settled for $50,000, which has been accrued by the Company in its financial statement for 1998. If the settlement offer is not accepted and the case goes to trial, the amount of the ultimate loss to the Company, if any, may equal the amount of the liquidated damages sought by the plaintiff.

The Company is a defendant in a lawsuit filed by the Seller and certain other persons associated with the Seller under an Asset Purchase Agreement seeking recovery of certain assets and recovery of unspecified damages for wrongful conduct of the Company. The Company believes that the suit is completely without merit and intends to vigorously defend its position and the Company has not established a reserve. In addition, the Company has brought a counterclaim for $1.6 million against the Plaintiffs for the damages suffered by reason of fraud and breach of contract.

The Company is a defendant along with Educational Sales Company (ESC) in a lawsuit which arose from a dispute as to the amount owed to ESC, a supplier of textbooks, and the amount of the liability assumed, if any, by the Company under an Asset Purchase Agreement. Although the Company believes that the allegations in this suit against the Company are without merit and intends to vigorously defend its position, the Company has established a contingency reserve for litigation of $788,299 in the accompanying financial statement for 1998.

The Company is a defendant in a lawsuit by a creditor of the Seller in the Asset Purchase Agreement dated December 30, 1998. The suit asks recovery of the amount alleged to be owing, plus interest and costs. At this stage, counsel has been engaged to represent the Companys interest in this action and the probable outcome of this action, while undetermined, does not appear overwhelming favorable. Accordingly, a provision for loss in an amount equal to the full amount being sought has been accrued in the accompanying financial statement for 1998.

The Company is a defendant in a lawsuit by a creditor of the Seller in the Asset Purchase Agreement dated December 30, 1998. The suit asks of recovery of $110,467.69, plus interest. At this stage, counsel has not been engaged to represent the Company in this action and the probable outcome of this action, while undetermined, does not appear favorable. Accordingly, a provision for loss of $110,000 has been accrued in the accompanying financial statement for 1998.

The Company is a party defendant to an arbitration proceeding commenced by the Sellers in the Asset Purchase Agreement dated December 30, 1998, alleging breach by the Company of certain obligations in the Asset Purchase Agreement. A preliminary hearing has been held and an order entered setting a schedule for the hearing of this matter in late January 2000 and, in the interim, permitting management to operate the Company in the usual course, but may not pay any special dividends or make any loans to its officers or directors or otherwise dispose of its assets without notification, and the shares of preferred stock issued by the Company to the Buyers shall not be transferred by the Buyers to any person or entity. The parties are to split the costs incurred in the arbitration proceeding. The Company believes that such proceedings and allegations are completely and utterly without substance or merit and intends to vigorously defend its position.

Other

On June 24, 1998, the Chairman of MERL Financial Group, who is also the Chairman of the Company, purchased 125,000 shares of the Companys stock from Charles Weeden in a settlement agreement. The Chairman, at closing of the settlement agreement, signed a promissory note for $ 750,000 to Charles Weeden. However, Weeden did not deliver the 125,000 shares of the Company stock and on November 24, 1999, Charles Weeden made demand for his first payment of $31,250. The Chairman and the Company file suit on December 30, 1999 to rescind the transaction which has put the Essex stock that was pledged as collateral for the note in jeopardy.

To the best of the Companys knowledge, it is not involved in any other litigation.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

The Companys common stock has no par value and is quoted in the Over-The-Counter market under the OTC Bulletin Board symbol "MRLE" and the trading markets actual transactions are infrequent. The following table sets forth the range of high and low closing bid quotations by calendar quarters as reported by the National Quotation Bureau, Inc. from December 4, 1996 through September 30, 1999. Bid quotations represent prices between dealers and do not include retail mark-ups, markdowns or other fees or commissions, and do not necessarily represent actual transactions.

Calendar Quarter Ended	High	Low

December 31, 1996	5.50	5.00
March 31, 1997	6.00	5.50
June 30, 1997	7.00	6.50
September 30, 1997	8.00	8.00
December 31, 1997	8.50	7.50
March 31, 1998	6.00	2.50
June 30, 1998	3.00	1.75
September 30, 1998	2.75	2.00
December 31, 1998	2.00	0.81
March 31, 1999	1.38	0.81
June 30, 1999	1.56	1.31
September 30, 1999	2.50	1.25

There is no bid price on the 10% Coupon Convertible Preferred Stock

(b) Holders

The Company believes that there are presently 9,615,000 shares of common equity and 696,200 shares of preferred stock issued and outstanding. The Company believes that the Company has less than 100 stockholders living throughout the United States holding Shares of the Company. The Company does not believe that it has any foreign Shareholders of the Companys Common Shares or Preferred.

(c) Dividends

To the present, the Company has paid no cash dividends on its Shares. The Company has no present intention of paying cash dividends in the foreseeable future. It is the present policy of the Board of Directors to retain any earnings to provide funds for the growth of the Company. The Board of Directors at its discretion, may decide to change such policy in the future, but the future payments of cash dividends will depend, among other things, upon the Companys future earnings, capital requirements, financial condition and restrictions on the payment of dividends in future loan agreements, if any.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

The following table sets out, for all sales within the three years last preceding this Registration Statement by the Registrant of its securities without registration under the Securities Act of 1933, (i) the date, title and amount of securities sold (ii) names of underwriters, if any (iii) the persons to whom the securities were sold (iv) the consideration paid for the securities, whether cash or non-cash and (v) the exemption under the Securities Act of 1933 relief on:
Name of Purchaser	Ed Johnson	Bankers Capital	Johnsons Universal Life Insurance Company	Hanold Holding Corporation
Securities
Class of Stock	Common	Common	Common	Preferred
Dates Acquired	4/99	2/17/97	6/97	12/30/99
Amount	1,750,000	65,000	2,135,000	696,000
Consideration	For Services	For Services	For Stock	For Stock
Exemption Claimed	Section 4 (2)	Section 4 (2)	Section 4 (2)	Section 4 (2)

All investors had the opportunity to ask questions and receive answers from all of our officers, directors and employees. In addition, they had access to review all of our corporate records and material contracts and agreements.

ITEM 11. DESCRIPTION OF REGISTRANTS SECURITIES TO BE REGISTERED

(a) Capital Stock

The Company is not currently registering any stock under this Form 10.

  Brief outline of Common Stock and Preferred Stock

    Dividend Rights

    i. Common Stock. Subject to any preferential rights of the Preferred Shares, the holders of the Common Stock are entitled to receive to the extent permitted by law, such dividends as may be declared from time to time by the Board of Directors of the Corporation. There is no obligation to declare dividends of any kind.

    ii. Preferred Stock. Pursuant to the Certificate of Incorporation and the Bylaws of the Company, and the resolution of the Board dated May 1, 1999, the holders of the Preferred Shares are entitled to receive the following dividends.

    Voting Rights

    i. Common Stock

    ii. Preferred Stock

    Liquidation

    Preemptive Rights

    Liability to further calls or to assessment.

2. The Companys Certificate of Incorporation or Bylaws presently have no provisions which would have an effect on delaying, deferring or preventing a change in control of the Company or that would operate with respect to any extraordinary corporation transaction involving the Company.

    Debt Securities

    No debt securities are being registered at this time.

    Further Information

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Certificate of Incorporation and Bylaws of the Company authorize the indemnification of all officers and directors and agents of the Corporation. The Company presently does not have officers and directors insurance, although when it becomes commercially available at a reasonable cost, it is expected that it will be purchased as authorized by the Certificate of Incorporation.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MERL HOLDINGS INC.com

UNAUDITED FINANCIAL STATEMENT

For Nine Months Ended, September 30, 1999

Compared to September 30, 1998

MERL HOLDINGS INC.COM

Unaudited Consolidated Balance Sheets

September 30, 1999 and 1998

	1999	1998
ASSETS
Current assets
Cash and cash equivalents	$ 100,419	$ 24,228
Accounts receivable, net of allowance for doubtful accounts	691,033	33,989
Other receivables, net of allowance for doubtful accounts	63,377	2,910
Inventory	2,031,862	156,775
Prepaid expenses	59,056	-
Total current assets	2,945,747	217,902

Property and equipment
Property and equipment	1,612,964	418,610
Less: accumulated depreciation	(248,776)	(104,796)
Net property and equipment	1,364,188	313,814

Other assets
Organization expense, net of accumulated amortization	58,518	5,084
Goodwill, net of accumulated amortization	334,795	89,109
Customer list, net of accumulated amortization	1,339,552	-
Income tax benefit receivable	244,136	45,790
Deferred tax asset	521,746	-
Deposits	48,220	-
Total other assets	2,546,967	139,983
Total assets	$ 6,856,902	$ 671,699

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities
Line of credit	$ 19,000	$ 5,500
Current maturities of long-term debt	94,347	58,816
Current maturities of capital leases	37,840	-
Accounts payable and accrued expenses	3,245,940	319,887
Contingency reserve for current litigation	788,299	-
Demand note due officer	156,692	-
Due to unconsolidated parent	26,479	26,479
Total current liabilities	4,368,597	410,682

Long-term liabilities
Deferred income taxes	-	-
Pension liability to former owner	239,990	-
Obligations under capital leases	98,316	-
Notes payable, net of current maturities	46,704	106,517
Total long-term liabilities	385,010	106,517
Total liabilities	4,753,607	517,199

COMMITMENTS AND CONTINGENCIES (Note )

STOCKHOLDERS EQUITY
Common stock, no par value, 9,615,000 shares
issued and outstanding
10% cumulative convertible preferred stock, 696,200 shares
issued and outstanding	6,962,000	-
Additional paid in capital	480,163	480,163
Retained earnings (deficit)	(5,337,868)	(325,663)
Total stockholders equity	2,104,295	154,500
Total liabilities and stockholders equity	$ 6,857,902	$ 671,699

The accompanying notes are an integral part of the financial statements.

MERL HOLDINGS INC.COM

Unaudited Consolidated Statement of Income

For Nine Months Ended September 30, 1999 and 1998

	1999	1998

SALES	$ 3,645,851	$ 992,936

COST OF SALES	1,662,290	513,207

GROSS PROFIT	1,983,561	479,729

DEPRECIATION AND AMORTIZATION	385,579	19,430
GENERAL, ADMINISTRATIVE AND EXPENSES	1,824,045	422,408

Income from operations	(226,063)	37,891

OTHER INCOME AND (EXPENSE)
Interest income	1,182	-
Interest expense	(16,690)	(13,914)
Other expense (see Note 10)	(534,930)
Total other income and (expense)	(550,438)	(13,914)

INCOME (LOSS) BEFORE INCOME TAX	(776,501)	23,977

PROVISION FOR INCOME TAXES	174,712	(5,595)

NET INCOME (LOSS)	$ (601,789)	$ 18,382

BASIC EARNINGS PER SHARE	$ (0.06)	$ 0.00

FULLY DILUTED EARNINGS PER SHARE	$ (0.06)	$ 0.00

The accompanying notes are an integral part of the financial statements.

MERL HOLDINGS INC.COM

Unaudited Consolidated Statements of Changes in Stockholders Equity

For Nine Months Ended September 30, 1999 and 1998

	Number of shares			Additional
	Common	Preferred	Preferred	Paid-In	Retained
	Stock	Stock	Stock	Capital	Earnings	Total

Balance, December 31, 1997	7,865,000			$480,163	$ (344,045)	$136,118

Net income (loss)					18,382	18,382

Balance, September 30, 1998	7,865,000	$ -	-	$ 480,163	$ (325,663)	$ 154,500

Balance, December 31, 1998	7,865,000	$6,962,000	6,962,000	$480,163	$(4,736,079)	($4,255,916)

Net income (loss)					(601,789)	(601,789)
Common shares issued	1,750,000

Balance, September 30, 1999	9,615,000	$ 6,962,000	6,962,000	$ 480,163	$(5,337,868)	$ (4,857,705)

The accompanying notes are an integral part of the financial statements.

MERL HOLDINGS INC.COM

Unaudited Consolidated Statement of Cash Flows

For Nine Months Ended September 30, 1999 and 1998

	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(601,789)	18,382
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation	133,415	19,178
Amortization	252,164	252

Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, trade	(535,353)	(12,903)
Decrease (increase) in other receivables	(63,377)	(3,004)
(Increase) in inventory	292,133	(57,920)
(Increase) in prepaid expenses	(59,056)	-
(Increase) decrease in income tax benefit receivable	(188,545)	(8,069)
(Increase) decrease in deferred tax asset	-	-
(Increase) decrease in other assets	(293,906)	2,298
Increase in accounts payable	1,235,022	46,512
Increase (decrease) in income taxes payable	-
Increase in due to unconsolidated parent	-
(Decrease) Increase in deferred income taxes	-	(14,255)
Net cash flows provided by (used in) operating activities	170,708	(9,529)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(131,610)	(10,696)
Increase in organization expense	(70,290)	84
Net cash flows (used in) investing activities	(201,900)	(10,612)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds (repayments) of long-term debt	(10,393)	27,861
Proceeds from line of credit	(22,500)	(18,300)
Proceeds from officer loan	156,692	-
Pension payments to former owner	(24,000)	-
Loan from unconsolidated parent	-	736
Net cash flows (used in) provided by financing activities	99,799	10,297
NET INCREASE IN CASH	68,607	(9,844)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31,812	34,072
Cash and cash equivalents, end of year	$ 100,419	$ 24,228

SUPPLEMENTAL DISCLOSURE
Cash paid for
Interest	$ 16,690	$ 13,914
Income taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

COMMITMENTS AND CONTINGENCIES (Note)

Unaudited Consolidated Statement of Cash Flows

For Nine Months Ended September 30, 1999 and 1998

SUMMARY OF NON-CASH TRANSACTIONS

December 31, 1998

The Company acquired assets and certain liabilities of Hanold Bookstores and Hanold Schoolstores through the exchange of 696,200 shares of Company 10% cumulative convertible preferred stock
The preferred stock had a face value of $10 per share at the time of the closing of the asset purchase agreement.
	Shares	Price	Amount

Purchase price	696,200	$ 10	$ 6,962,000

Audited value of net assets purchased			(2,150,232)

Purchase price adjustment			$ 4,811,768

December 31, 1997

The Company issued 2,135,000 shares of stock for its division, Johnson Universal Life Insurance Company, for the purpose of meeting required capital and surplus as a life insurance company in the District of
Columbia. The shares of stock were priced at $6 per share by the Company at the time of issuance. These shares are held by an outside escrow agent. The initial application to be licensed as a life insurance company was rejected by the insurance commission. The Company will reapply once it meets the capital and surplus requirements.
	Shares	Price	Amount

Common stock issued	2,135,000	$6	$ 12,810,000

Value at September 30, 1999	2,135,000	$1	$ 2,668,750

Decrease in value			$(10,141,250)

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background and Principals of Consolidation

MERL Holdings Inc.Com, formerly known as Merl Industries of Tennessee, Inc. (the Company) was incorporated in the state of Tennessee in May 1994 to acquire operating businesses. The Company currently has four subsidiaries - Essex Industries, Inc. (Essex), the forestry group, JULICO, the insurance group, and MERL Schoolstores (Schoolstores), the retail group and FirstAccess Partners, Inc., the financial services group and two divisions, MERL Data, the data processing division, and MERL Manufacturing, the manufacturing division. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. The business combination has been recorded under the purchase method of accounting. The Company includes the results of operations of the acquired business from the date of acquisition. Net assets of the acquired company are recorded at fair value at the date of acquisition. The excess of the purchase price over fair value is included in goodwill and is amortized over the expected useful life of 40 years.

Basis of Accounting

The Companys consolidated financial statements have been prepared under the accrual basis of accounting. Revenues are recognized when earned and expenses are recognized when incurred. A sale is recorded when the goods are shipped.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on specific identification of accounts deemed uncollectible.

Inventory

Inventory, primarily merchandise held for sale, is valued at the lower of cost or market on the first-in, first-out method of accounting.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line or accelerated basis over the estimated useful lives:

Buildings and improvements 5 40 years

Equipment 5 10 years

Vehicles 5 years

Leased equipment 5 years

Leasehold improvements 10 years

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the determination of income for the period. The cost of maintenance and repairs is expensed as incurred. Significant renewals and improvements, which extend the useful lives of property and equipment, are capitalized.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to temporary differences for financial and income tax reporting. Such differences relate primarily to differences in amortization and depreciation methods. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Managements Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

2. BUSINESS ACQUISITIONS

The Company purchased 100% of Essex common stock in a tax-free exchange on May 31, 1996 by issuing 125,000 shares of common stock priced at $2.24 per share, and accounted for the acquisition under the purchase method of accounting. The cost of the purchase was $280,163. Essex was incorporated in the State of Virginia in 1988 and is located in Millers Tavern, Virginia. Essex is in the lumber industry, processing and remanufacturing logs and rough lumber into finished lumber. Essex stock is pledged as collateral for a $750,000 loan to the former owner of Essex. Essex has been consolidated in the financial statements for the nine months ended September 30, 1999 and 1998.

The Company established an insurance division, JULICO, in the District of Columbia in 1997. JULICO was established to obtain licensing and write life insurance in various states throughout the United States. It was funded by the Company in June 1997 with 2,135,000 shares of Company common stock priced at $6 per share for a total of $12,810,000, which is held by an outside escrow agent. JULICO was incorporated as a separate entity in 1999 and is in the process of applying for a certificate of authority from the District of Columbia to write life insurance. It plans to obtain licenses in other states in the future. JULICOs operating results are included in the financial statements of the Company from inception June 30, 1997 to September 30, 1999.

The Company executed an Asset Purchase Agreement with Hanold Schoolwear, Inc. and Hanold Bookstores, Inc. ("hereinafter Hanold"), acquiring certain assets and scheduled liabilities on December 30, 1998 from Hanold by issuing 696,200 shares of cumulative convertible preferred stock with a 10% coupon, which is eligible to be converted into 1,392,400 shares of common stock at $5.00 per share. The assets and the scheduled liabilities acquired are recorded as a division of the Company. Subsequent to December 31, 1998, this division has been operated through a wholly owned subsidiary, MERL School Stores, Inc., (MERL Stores) which has been incorporated in the state of Wisconsin. MERL Stores operates as a retailer of textbooks, school uniforms and other apparel, supplies and other services for students and parents in private, parochial and public schools throughout the United States. This division of the Company serves students through its 2 retail stores, 12 locations leased within private and parochial schools in ten states, as well as through its web site (www.merlschoolstores.com), which can also be accessed through the Companys web site. The cost of the purchase was $6,962,000.

The Company established FirstAccess PartnersSM, Inc. on June 1999 in Wisconsin to operate the First Access Partners credit card along with its financial services products. The launch of 200,000 credit cards started after September 30, 1999.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

  INVENTORY

Inventory, valued at the lower of cost or market on a first in first out basis, is comprised of the following:

	1999	1998
Raw materials	$ 182,119	$ 8,500
Finished goods	1,849,743	148,275
	$ 2,031,862	$ 156,775

  RELATED PARTY TRANSACTIONS

The Company makes loans from time to time to its stockholders and directors. A six month loan in the amount of $ 10,000 at 7% interest was made to one of the directors. The balance due from the director was $ 10,000 at September 30, 1999. The Company also has received advances for operating expenses from an unconsolidated parent. The amount due to the unconsolidated parent was $26,479 at September 30, 1999 and 1998, respectively.

During the nine months ended September 30, 1999, monies were advanced for working capital by one of its principal shareholders. Some repayments have been made. The amount due to the shareholder was $ 156,692 at September 31, 1999. There were no other related party transactions during these periods.

5. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost, which represents historical cost for the Company and fair market value for property and equipment of Essex at the time of acquisition.

	1999	1998
Land	$ 58,502	$ 51,002
Building and improvements	103,609	-
Equipment	1,097,623	257,601
Vehicles	99,406	99,225
Equipment under capital leases	206,110
Leasehold improvements	47,714	10,782
	1,612,964	418,610
Less: accumulated depreciation and amortization	(248,776)	(104,796)
Property and equipment, net	$ 1,364,188	$ 313,814

Depreciation and amortization expense for the nine months ended September 30, 1999 and 1998 was $385,579 and $19,430, respectively.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

  INTANGIBLE ASSETS

The company purchased Essex on May 31, 1996. The excess of the purchase price over the fair value of the assets and liabilities at the date of the purchase was recorded as goodwill, which is being amortized over 40 years.

The Company purchased Schoolstores on December 30, 1998. The purchase price included $2,608,110 for the customer list of the Schoolstores, which has been adjusted to reflect its estimated future cash flows. The Company expects the value of the customer list to be realized over a period of 5 years and it will be amortized over that period.

The following represents the changes in intangible assets for the nine months ended September 30, 1999 and 1998:

1999	Beginning	Additions	Amortization	Ending

Goodwill	$ 89,109	$ 261,458	$ (15,772)	$ 334,795
Customer list	1,575,944		(236,392)	1,339,552
	$ 1,665,053	$ 261,458	$ (252,164)	$ 1,674,347
1998

Goodwill	$ 91,491	$ -	$ (2,382)	$ 89,109

  COMPENSATED ABSENCES

The Company did not have policies in effect requiring the payment of compensated absences for the nine months ended September 30, 1999 and 1998, respectively.

8. NOTES PAYABLE

	1999	1998

Installment note payable $504 monthly, including interest at 8.0% per annum, until November 1, 2003, collateralized by property and the personal guarantee of an officer of the company.	$21,046	$25,225

Installment note payable $389 monthly, including interest at 9.00% per annum, until May 6, 2002, collateralized by 1997 pickup truck.	11,031	14,464

Installment note payable $1,535 monthly, including interest at 11.0% per annum, until December 6, 1999, collateralized by equipment. This note was used to consolidate several notes.	14,267	23,323

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

8. NOTES PAYABLE (continued)

	1999	1998

Installment note payable in monthly installments of $471 ($478 through April 1998), including interest at the lenders real estate loan rate (8.5% and 10.0% per annum at December 31, 1998 and 1997, respectively) until April 20, 2000, collateralized by 60 acres in King and Queen County.	3,339	8,343

Installment note payable $1,565 monthly, including interest at 11.00% per annum, until January 28, 2000, collateralized by equipment.	5,629	22,227
Installment note payable $1,604 monthly, including interest at 10.5% per annum until July 30, 2003, collateralized by equipment.	59,856	71,751
Installment note payable $347 monthly, including interest at 11.5% per annum until July 30, 2003, collateralized by equipment.	11,453
Installment note payable $1475 monthly, including interest at 11.13% per annum until July 12, 2000, collateralized by equipment.	14,430
Total amount due	141,051	165,333
Less amounts payable within one year	(94,347)	(58,816)

Amounts payable after one year	$ 89,321	$ 106,517

Essex Industries, Inc, a wholly-owned subsidiary of the Company has a revolving line of credit with Southside Bank, secured by a 10 acre parcel of land, known as the Peach Grove property and a tract of land known as the Gaines property. The balance of the credit line was $19,000 and $5,500 at September 30, 1999 and 1998, respectively. The total credit facility provided is $50,000, and the terms of the credit line require monthly payments of interest and periodic payments of principal. The interest rate was 8.75% at September 30, 1999 and 1998. The credit line may be used for working capital. There were no commitment fees.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

8. NOTES PAYABLE (continued)

There is no priority on outstanding debt since collateral on bank and other debt is all asset specific. The weighted average interest rate of borrowings for the nine months ended September 30, 1999 and 1998 are 9.8% and 8.2%, respectively. The assets listed as collateral in the above schedule have a net book value of $108,469 and $137,656 at September 30, 1999 and 1998, respectively.

Interest expense for the nine months ended September 30, 1999 and 1998 was $16,690 and $13,915, respectively.

Maturities of long-term debt are as follow:

1999	$ 41,504
2000	29,015
2001	38,776
2002	22,019
2003	19,727

Total	$ 151,041

9. CAPITAL LEASES

The Company had the following capital leases as of September 30, 1999. Since all capital leases were part of the school stores division of the Company acquired in an asset purchase agreement on December 30, 1998, there was no liability at September 30, 1998.

	1999	1998

Capital lease for computer equipment and components, with 60 monthly payments of $3,465, including imputed interest at 13.141% per annum through December 20, 2001.	$124,734	$

Capital lease for computer equipment and components, with 60 monthly payments of $354, including imputed interest at 13.141% per annum through April 20, 2002.	14,154

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

9. CAPITAL LEASES (continued)

Capital lease for computer equipment and software and components, with 60 monthly payments of $75 including imputed interest at 13.141% per annum through May 20, 2002.	3,082

Capital lease for computer equipment and software and components, with 60 monthly payments of $565 including imputed interest at 13.141% per annum through August 20, 2002.	24,864

Totals payments under capital leases	166,833

Less imputed interest	(30,677)

Net present value of future lease payments	$136,156	$

Minimum future lease payments under capital leases are as follows:

1999	$ 53,507
2000	53,507
2001	53,507
2002	6,312

Total	$ 166,833

The net book value of assets under capital lease is $206,110.

  OTHER EXPENSES

Other expenses include various losses incurred as a result of closing locations and offices in San Antonio, TX, Norwell, MA, Houston, TX and Boomall, PA which amount to $301,281. Also included are unusual legal costs related to the suit with Hanold Holding Corp in the amount of $233,649.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

11. SEGMENT REPORTING

The Companys or MERL Holdings Inc.Com operations are classified into six principal reportable segments that provide different products or services. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.
September 30, 1999 Reportable Segments

	Retail	Forrestry	Insurance	Financial Services	Manufacturing	Data Services	MERL Holdings Inc.Com	Total
External revenue	$ 2,630,943	$ 842,612	$ -	$ 50	$ 172,246	$ -	$ -	$ 3,645,851
Intersegment revenue	-	-	-	-	352,477	-	-	352,477
Interest expense	-	16,690	-				-	16,690
Depreciation and								-
amortization	27,924	22,475	-	-	14,236	302,297	18,647	385,579
Profit (loss)	264,329	102,850	-	(400)	34,619	(288,167)	(715,020)	(601,789)
Assets	3,275,356	638,909	5,593	8,595	457,660	1,883,474	561,117	6,830,704
Expenditures for long-
lived assets	78,015	20,489	-	8,595		3,011	11,500	121,610

September 30, 1998 Reportable Segments

		Forrestry	Insurance				All Other	Total
External revenue		$ 992,936	$ -				$ -	$ 992,936
Intersegment revenue		-	-				-	-
Interest expense		13,914	-				-	13,914
Depreciation and								-
amortization		19,430	-				-	19,430
Profit		61,471	(2,875)				(39,137)	19,459
Assets		572,762	-				26,515	599,277
Expenditures for long-
lived assets		10,696	-				-	10,696

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

12. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising the customer base and their dispersion across different industries and geographic areas. The company performs ongoing credit evaluations of its customers financial condition and, generally, requires no collateral from its customers. The Company maintains allowances for credit losses and such losses have been within managements expectations. No single customer accounted for more than 10% of the total revenues of the Company. As of September 30, 1999 and 1998, the Company had no significant concentrations of credit risk.

13. OPERATING LEASES AND MANAGEMENT CONTRACTS

Essex leases land, a planing mill, and planing and other production equipment on a month to month basis. The current rental is $2,500 per month.

The Company acquired a retail division through an Asset Purchase agreement on December 30, 1998 which will operate two retail stores in Texas as well as 12 stores on private and public school campuses in Pennsylvania, New York, New Jersey, Washington DC, and Delaware. As of September 30, 1999, the retail stores in Texas were operated under leases arranged by Hanold Schoolwear, Inc. and in effect the Company was a tenant at will in each of these stores. The other 12 stores operate under contracts with each school to receive commissions from the sale of merchandise in lieu of rent. Subsequent to September 30, 1999, the Company eliminated four retail locations.

There were no required future minimum lease payments since the company did not obtain leases in its name until after December 31, 1998. Rent expense for the nine months ended September 30, 1999 and 1998 was $189,981 and $22,699, respectively.

14. INCOME TAXES

Provision for Income Taxes

The provision for income taxes consists of the following:

	1999	1998

Current tax expense (benefit)	$ (174,712)	$ 18,382
Deferred tax expense	-	-
	$ (174,711)	$ 18,383

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

14. INCOME TAXES (continued)

For the interim reporting periods, management has calculated income taxes using estimates based on the current federal tax rate of 15% and an average state rate of 7.5%. The provision for income taxes using these estimates for nine months ended September 30, 1999 and 1998 amounted to $(174,712) and 18,312 respectively.

  PENSION LIABILITY TO FORMER OWNER

The Company assumed a liability for a pension agreement between Hanold and the previous owner. The actual outstanding liability is $350,000 payable in installments of $8,333 per month through December 31, 2000 and in quarterly installments of $7,500 through December 31, 2005. The obligation would terminate early at the death of the retiree. The obligation is recorded at its net present value, discounted at 10%.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

16. EARNINGS PER SHARE

The following data show the amounts used in computing basic and fully diluted earnings per share and the effect on income and weighted average number of shares of dilutive potential common stock.

	1998	1997

Net income (loss)	$ (601,789)	$ 18,232
Less preferred dividends	(522,150)	-

Income (loss) available to common stockholders	(1,123,939)	18,232
Add back preferred dividends	522,150	-
Income (loss) available to common stockholders
after assumed conversions of dilutive shares	$ (601,789)	$ 18,232

Weighted average number of shares used in
basic earnings per share	9,615,000	7,748,288
Effect of dilutive securities- convertible
preferred stock	104,430	-
Weighted average number of shares used in
fully diluted earnings per share	9,719,430	7,748,288

In March of 1999, the Company issued to the Chairman of the Company 1,750,000 shares of common stock as compensation for services for the years ended December 31, 1994 through 1998.

17. COMPANYS COMMON STOCK

The Companys common stock, no par value, is traded on the OTC BB under the symbol "MRLE". There have been no cash dividends for shares of the Companys common stock paid to date.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

18. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is a defendant in a lawsuit filed by the Seller in an Asset Purchase Agreement, seeking recovery of $200,000 as liquidated damages under the terms of the Asset Purchase Agreement. The Companys retained counsel has advised that the matter can be settled for $50,000, which has been accrued by the Company in its financial statement for 1998. If the settlement offer is not accepted and the case goes to trial, the amount of the ultimate loss to the Company, if any, may equal the amount of the liquidated damages sought by the plaintiff.

The Company is a defendant in a lawsuit filed by the Seller and certain other persons associated with the Seller under an Asset Purchase Agreement seeking recovery of certain assets and recovery of unspecified damages for wrongful conduct of the Company. The Company believes that the suit is completely without merit and intends to vigorously defend its position and the Company has not established a reserve. In addition, the Company has brought a counterclaim for $1.6 million against the Plaintiffs for the damages suffered by reason of fraud and breach of contract.

The Company is a defendant along with Educational Sales Company (ESC) in a lawsuit which arose from a dispute as to the amount owed to ESC, a supplier of textbooks, and the amount of the liability assumed, if any, by the Company under an Asset Purchase Agreement. Although the Company believes that the allegations in this suit against the Company are without merit and intends to vigorously defend its position, the Company has established a contingency reserve for litigation of $788,299 in the accompanying financial statement for 1998.

The Company is a defendant in a lawsuit by a creditor of the Seller in the Asset Purchase Agreement dated December 30, 1998. The suit asks recovery of the amount alleged to be owing, plus interest and costs. At this stage, counsel has been engaged to represent the Companys interest in this action and the probable outcome of this action, while undetermined, does not appear overwhelming favorable. Accordingly, a provision for loss in an amount equal to the full amount being sought has been accrued in the accompanying financial statement for 1998.

The Company is a defendant in a lawsuit by a creditor of the Seller in the Asset Purchase Agreement dated December 30, 1998. The suit asks of recovery of $110,467.69, plus interest. At this stage, counsel has not been engaged to represent the Company in this action and the probable outcome of this action, while undetermined, does not appear favorable. Accordingly, a provision for loss of $110,000 has been accrued in the accompanying financial statement for 1998.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

18. COMMITMENTS AND CONTINGENCIES (continued)

Litigation

The Company is a party defendant to an arbitration proceeding commenced by the Sellers in the Asset Purchase Agreement dated December 30, 1998, alleging breach by the Company of certain obligations in the Asset Purchase Agreement. A preliminary hearing has been held and an order entered setting a schedule for the hearing of this matter in late January 2000 and, in the interim, permitting management to operate the Company in the usual course, but may not pay any special dividends or make any loans to its officers or directors or otherwise dispose of its assets without notification, and the shares of preferred stock issued by the Company to the Buyers shall not be transferred by the Buyers to any person or entity. The parties are to split the costs incurred in the arbitration proceeding. The Company believes that such proceedings and allegations are completely and utterly without substance or merit and intends to vigorously defend its position.

Other

On June 24, 1998, the Chairman of MERL Financial Group, who is also the Chairman of the Company, purchased 125,000 shares of the Companys stock from Charles Weeden in a settlement agreement. The Chairman, at closing of the settlement agreement, signed a promissory note for $ 750,000 to Charles Weeden. However, Weeden did not deliver the 125,000 shares of the Company stock and on November 24, 1999, Charles Weeden made demand for his first payment of $31,250. The Chairman and the Company file suit on December 30, 1999 to rescind the transaction which has put the Essex stock that was pledged as collateral for the note in jeopardy.

19. SUBSEQUENT EVENTS

In April of 1999, the Company incorporated Merl School Stores, Inc. to operate the division established as a result of the acquisition of certain assets and scheduled liabilities of December 30, 1998 from Hanold.

In June 1999, the Company incorporated JULICO, Inc. which acquired the division, Johnson Universal Life Insurance Company.

In June 1999, the Company incorporated First Access Partners, Inc. to operate the credit card division FirstAccess PartnersSM.

ITEM 14. DIAGREEMENTS WITH ACCOUNTANTS REGARDING ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

List of all financial statements filed.

None other than in Item 13 above.

Exhibit Index

The Exhibit Index immediately follows the signature page.

INDEPENDENT AUDITORS REPORT

To the Stockholders

MERL Holdings Inc.com

We have audited the accompanying consolidated balance sheets of MERL Holdings Inc.com (the "Company") as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in stockholders equity, and cash flows for the years then ended. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to observe the ending inventory at December 31, 1997 and we were unable to otherwise satisfy ourselves as to the quantities on hand at that date. Any misstatement of these balances would affect the financial position at December 31, 1997, the results of operations and cash flows for the years ended December 31, 1998 and 1997.

As discussed in Note 17 of the financial statements, the Company was named a defendant in a lawsuit, which arose from a dispute involving a vendor of an entity acquired by the Company. The Company has recorded a contingency reserve for litigation of $788,299.

As discussed in Note 19 of the financial statements, Essex stock has been pledged as collateral for a promissory note, which is considered to be in default by the holder of the note.

In our opinion, except for the effects of such adjustments, if any, that might have resulted had we been able to observe the physical inventory or otherwise satisfy ourselves as to quantities on hand at December 31, 1997, the financial statements referred to above present fairly, in all material respects, the financial position of Merl Holdings Inc.Com as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

December 17, 1999

Philadelphia, Pennsylvania

/s/
Mitchell and Titus

MERL HOLDINGS INC.COM

Consolidated Balance Sheets

December 31,1998 and 1997

ASSETS

Current assets

Cash and cash equivalents

Accounts receivable, net of allowance for doubtful accounts

Accounts receivables, other, net of allowance for doubtful accounts

Inventory, net of reserve for inventory losses

Total current assets

Property and equipment

Property and equipment

Other assets

Organization expense, net of accumulated amortization

Goodwill, net of accumulated amortization

Customer list

Income tax benefit receivable

Deferred tax asset

Total other assets

Total assets

LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities

Line of credit

Current maturities of long-term debt

Current maturities of capital leases

Accounts payable and accrued expenses

Contingency reserve for current litigation

Due to unconsolidated parent

Total current liabilities

Long-term liabilities

Deferred income taxes

Pension liability to former owner

Obligations under capital leases

Notes payable, net of current maturities

Total long-term liabilities

Total liabilities

Commitments and Contingencies (Note 17)

Stockholders Equity

Common stock, no par value, 7,865,000 shares

issued and outstanding

10% cumulative convertible preferred stock, 696,200 shares

issued and outstanding

Additional paid in capital

Retained earnings (deficit)

Total stockholders equity

Total liabilities and stockholders equity

1998

$31,811

155,860

-

2,323,995

2,511,486

1,365,993

4,000

89,109

1,575,944

56,591

521,746

2,247,390

6,124,869

41,500

62,123

37,840

2,010,917

788,299

26,479

2,967,158

-

263,990

98,316

89,321

451,627

3,418,785

6,962,000

480,163

(4,736,079)

2,706,084

$6,124,869

1997 $34,072 21,086 28,075 98,855 182,088 282,977 5,000 91,491 - 37,721 - 134,212 599,277 23,800 43,270 273,375 - 25,743 366,188 14,255 - - 82,716 96,971 463,159 - 480,163 (344,045) 136,118 $599,277

The accompanying notes are an integral part of the financial statements.

MERL HOLDINGS INC.COM

Consolidated Statement of Income

For The Years Ended December 31,1998 and 1997

SALES

COST OF SALES

GROSS PROFIT

GENERAL, ADMINISTRATIVE AND EXPENSES

Income from operations

OTHER INCOME AND (EXPENSE)

Interest income

Interest expense

Other expenses (see note 10)

Total other income and (expense)

LOSS BEFORE INCOME TAX

PROVISION FOR INCOME TAXES

NET INCOME (LOSS)

BASIC EARNINGS PER SHARE

FULLY DILUTED EARNINGS PER SHARE

1998 $1,223,098 728,416 494,682 486,019 8,663 4,315 (19,308) (4,940,575) (4,955,568) (4,946,905) 544,871 $(4,392,034) $ (0.56) $(0.56)	1997 $947,348 510,488 436,860 428,764 8,096 - (11,606) (107,000) (118,606) (110,510) 21,489 $(89,021) $(0.01) $(0.01)

The accompanying notes are an integral part of the financial statements.

MERL HOLDINGS INC.COM

Stockholders Consolidated Statement of Changes in Equity

For The Years Ended December 31,1998 and 1997

Number of Shares
Balance, December 31, 1996 Net income Common shares issued Balance, December 31, 1997 Net income Preferred shares issued Balance, December 31, 1998	Common Stock 7,800,000 65,000 7,865,000 7,865,000	Preferred Stock 6,962,000 6,962,000	Preferred Stock 6,962,000 $6,962,000	Additional Paid-In Capital $480,163 480,163 $480,163	Retained Earnings $(255,024) (89,021) (344,045) (4,392,034) $(4,736,079)	Total $225,139 (89,021) 136,118 (4,3392,034) 6,962,000 $2,706,084

The accompanying notes are an integral part of these financial statements.

MERL HOLDINGS INC.COM

Consolidated Statement of Cash Flows

For The Years Ended December 31,1998 and 1997

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss

Adjustments to reconcile net income to net cash

provided by (used in) operating activities:

Depreciation

Amortization

Acquisition purchase price adjustment

Changes in operating assets and liabilities:

Decrease (increase) in accounts receivable, trade

Decrease (increase) in other receivables

(Increase) in inventory

(Increase) decrease in income tax benefit receivable

(Increase) decrease in deferred tax asset

Increase in accounts payable and accrued expenses

Increase (decrease) in income taxes payable

Increase in due to unconsolidated parent

(Decrease) Increase in deferred income taxes

Net cash flows provided by (used in) operating activities

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment

Increase in organization expense

Net cash flows (used in) investing activities

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds of long-term debt

Proceeds net of repayments from line of credit

Loan from unconsolidated parent

Net cash flows provided by financing activities

NET (DECREASE) INCREASE IN CASH

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR

CASH AND CASH EQUIVALENTS, END OF YEAR

SUPPLEMENTAL DISCLOSURE

Cash paid for

Interest

Income taxes

1998 (4,392,034) 43,758 3,382 4,890,575 (8,010) 28,075 (15,957) (18,870) (521,746) 52,047 - 736 (14,255) 47,701 (93,120) - (93,120) 25,458 17,700 - 43,158 (2,261) 34,072 $31,811 $19,307 $ -	1997 (89,021) 47,629 2,382 - 7,617 (488) (38,188) (37,721) - 107,832 1,537 - 4,819 6,398 (51,617) (5,000) (56,617) 25,591 12,300 25,743 63,634 13,415 20,657 $34,072 $11,605 $9,875

The accompanying notes are an integral part of the financial statements.

COMMITMENTS AND CONTINGENCIES (Note)

Consolidated Statement of Cash Flows

For The Years Ended December 31,1998 and 1997

SUMMARY OF NON-CASH TRANSACTIONS

December 31, 1998

The Company acquired assets and certain liabilities of Hanold Bookstores and Hanold Schoolstores through the exchange of 696,200 shares of Company 10% cumulative preferred stock. The preferred stock had a face value of $10 per share at the time of the closing of the asset purchase agreement.
	Shares	Price	Amount
Purchase Price	696,200	$10	$6,962,000
Audited value of net assets purchased			(2,071,425)
			$4,890,575

December 31, 1997

The company issued 2,135,000 shares of stock for its division, Johnson Universal Life Insurance Company, for the purpose of meeting required capital and surplus as a life insurance company in the District of Columbia. The shares of stock were valued at $6 per share by the Company at the time of issuance. These shares are held by an outside escrow agent. The initial application to be licensed as a life insurance company was rejected by the insurance commission. The Company will reapply once it meets the capital and surplus requirements.
	Shares	Price	Amount
Common stock issued	2,135,000	$6	$12,810,000

The accompanying notes are an integral part of the financial statements.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background and Principals of Consolidation

MERL Holdings Inc.Com, formerly known as Merl Industries of Tennessee, Inc. (the Company) was incorporated in the state of Tennessee in May 1994 to acquire operating businesses. The Company currently has one subsidiary - Essex Industries, Inc. (Essex), the forestry group, and two divisions - Johnsons Universal Life Insurance Company (JULICO), the insurance group, and MERL Schoolstores (Schoolstores), the retail group. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation. The business combination has been recorded under the purchase method of accounting. The Company includes the results of operations of the acquired business from the date of acquisition. Net assets of the acquired company are recorded at fair value at the date of acquisition. The excess of the purchase price over fair value is included in goodwill and is amortized over the expected useful life of 40 years.

Basis of Accounting

The Companys consolidated financial statements have been prepared under the accrual basis of accounting. Revenues are recognized when earned and expenses are recognized when incurred. A sale is recorded when the goods are shipped.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on specific identification of accounts deemed uncollectible.

Inventory

Inventory, primarily merchandise held for sale, is valued at the lower of cost or market on the first-in, first-out method of accounting.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line or accelerated basis over the estimated useful lives:

Buildings and improvements 5 40 years

Equipment 5 10 years

Vehicles 5 years

Leased equipment 5 years

Leasehold improvements 10 years

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the determination of income for the period. The cost of maintenance and repairs is expensed as incurred. Significant renewals and improvements, which extend the useful lives of property and equipment, are capitalized.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to temporary differences for financial and income tax reporting. Such differences relate primarily to differences in amortization and depreciation methods. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Managements Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

2. BUSINESS ACQUISITIONS

The Company purchased 100% of Essex common stock in a tax-free exchange on May 31, 1996 by issuing 125,000 shares of common stock priced at $2.24 per share, and accounted for the acquisition under the purchase method of accounting. The cost of the purchase was $280,163. Essex was incorporated in the State of Virginia in 1988 and is located in Millers Tavern, Virginia. Essex is in the lumber industry, processing and remanufacturing logs and rough lumber into finished lumber. Essex stock is pledged as collateral for a $750,000 loan from the former owner of Essex. Essex has been consolidated in the financial statements for the years ended December 31, 1998 and 1997.

The Company established an insurance division, JULICO, in the District of Columbia, in 1997. JULICO was established to obtain licensing and write life insurance in various states throughout the United States. It was funded by the Company in June 1997 with 2,135,000 shares of Company common stock priced at $6 per share for a total of $12,810,000, which is held by an outside escrow agent. JULICO was incorporated as a separate entity in 1999 and is in the process of applying for a certificate of authority from the District of Columbia to write life insurance. It plans to obtain licenses in other states in the future. JULICOs operating results are included in the financial statements of the Company from inception June 30, 1997 to December 31, 1998.

The Company executed an Asset Purchase Agreement with Hanold Schoolwear, Inc. and Hanold Bookstores, Inc. ("hereinafter Hanold"), acquiring certain assets and scheduled liabilities on December 30, 1998 from Hanold by issuing 696,200 shares of cumulative convertible preferred stock with a 10% coupon, which is eligible to be converted into 1,392,400 shares of common stock at $5.00 per share. The assets and the scheduled liabilities acquired are recorded as a division of the Company. Subsequent to December 31, 1998, this division has been operated through a wholly owned subsidiary, MERL School Stores, Inc., (MERL Stores) which has been incorporated in the state of Wisconsin. MERL Stores operates as a retailer of textbooks, school uniforms and other apparel, supplies and other services for students and parents in private, parochial and public schools throughout the United States. This division of the Company serves students through its 4 retail stores, 24 locations leased within private and parochial schools in ten states, as well as through its web site (www.merlschoolstores.com), which can also be accessed through the Companys web site. The cost of the purchase was $6,962,000.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

  INVENTORY

Inventory, valued at the lower of cost or market on a first in first out basis, is comprised of the following:

	1998	1997
Raw materials	$ 268,010	$ 36,576
Finished goods	2,055,985	62,279
	$ 2,323,995	$ 98,855

  RELATED PARTY TRANSACTIONS

The Company makes loans from time to time to its stockholders and directors. The Company also has received advances for operating expenses from an unconsolidated parent. The amount due to the unconsolidated parent was $26,479 and $25,473 at December 31, 1998 and 1997, respectively. There were no other related party transactions during these periods.

5. PROPERTY AND EQUIPMENT

Property and equipment is stated at cost, which represents historical cost for the Company and fair market value for property and equipment of Essex at the time of acquisition.

	1998	1997
Land	$ 58,502	$ 51,002
Building and improvements	103,609	-
Equipment	966,013	196,751
Vehicles	99,406	96,225
Equipment under capital leases	206,110
Leasehold improvements	47,714	10,782
	1,481,354	354,760
Less: accumulated depreciation and amortization	(115,361)	(71,783)
Property and equipment, net	$ 1,365,993	$ 282,977

Depreciation and amortization expense for the year ended December 31, 1998 and 1997 was $43,578 and $47,629, respectively.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

6. INTANGIBLE ASSETS

The company purchased Essex on May 31, 1996. The excess of the purchase price over the fair value of the assets and liabilities at the date of the purchase was recorded as goodwill, which is being amortized over 40 years.

The Company purchased Hanold on December 30, 1998. The purchase price included $2,608,110 for the customer list of the Schoolstores, which has been adjusted to reflect its estimated future cash flows. The Company expects the value of the customer list to be realized over a period of 5 years and it will be amortized over that period.

The following represents the changes in intangible assets for the years ended December 31, 1998 and 1997:

Deletions/
1998	Beginning	Additions	Amortization	Ending

Goodwill	$ 91,491	$ -	$ (2,382)	$ 89,109
Customer list	-	1,575,944		1,575,944
	$ 91,491	$ 1,575,944	$ (2,382)	$ 1,665,053
1997

Goodwill	$ 93,873	$ -	$ (2,382)	$ 91,491

7. NOTES PAYABLE

	1998	1997

Installment note payable $504 monthly, including interest at 8.0% per annum, until November 1, 2003, collateralized by property and the personal guarantee of an officer of the company.	$24,488	$ 28,718

Installment note payable $389 monthly, including interest at 9.00% per annum, until May 6, 2002, collateralized by 1997 pickup truck.	13,617	16,900

Installment note payable $1,535 monthly, including interest at 11.0% per annum, until December 6, 1999, collateralized by equipment.	19,650	33,766

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

7. NOTES PAYABLE (continued)

	1998	1997

Installment note payable in monthly installments of $471 ($478 through April 1998), including interest at the lenders real estate loan rate (8.5% and 10.0% per annum at December 31, 1998 and 1997, respectively) until April 20, 2000, collateralized by 60 acres in King and Queen County.	7,099	11,896

Installment note payable $1,565 monthly, including interest at 11.00% per annum, until January 28, 2000, collateralized by equipment.	18,106	33,936
Installment note payable $1,604 monthly, including interest at 10.5% per annum until July 30, 2003, collateralized by equipment.	68,797
Total amount due	151,444	125,986
Less amounts payable within one year	(62,123)	(43,270)

Amounts payable after one year	$ 89,321	$ 82,716

Essex Industries, Inc, a wholly-owned subsidiary of the Company has a revolving line of credit with Southside Bank, secured by a 10 acre parcel of land, known as the Peach Grove property and a tract of land known as the Gaines property. The balance of the credit line was $41,500 and $23,800 at December 31, 1998 and 1997, respectively. The total credit facility provided is $50,000, and the terms of the credit line require monthly payments of interest and periodic payments of principal. The interest rate was 8.75% at December 31, 1998 and 1997. The credit line may be used for working capital. There were no commitment fees.

There is no priority on outstanding debt since collateral on bank and other debt is all asset specific. The weighted average interest rate of borrowings for the years ended December 31, 1998 and 1997 are 9.7% and 9.6%, respectively. The assets listed as collateral in the above schedule have a net book value of $137,656 and $80,895 at December 31, 1998 and 1997, respectively.

Interest expense for the years ended December 31, 1998 and 1997 was $19,308 and $11,606, respectively.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

7. NOTES PAYABLE (continued)

Maturities of long-term debt are as follow:

1999	$ 62,123
2000	26,486
2001	25,377
2002	23,625
2003	13,833

Total	$ 151,444

8. CAPITAL LEASES

The Company had the following capital leases as of December 31, 1998. Since all capital leases were part of the school stores division of the Company, there was no liability at December 31, 1997.

	1998	1997

Capital lease for computer equipment and components, with 60 monthly payments of $3,465, including imputed interest at 13.141% per annum through December 20, 2001.	$124,734	$

Capital lease for computer equipment and components, with 60 monthly payments of $354, including imputed interest at 13.141% per annum through April 20, 2002.	14,154

Capital lease for computer equipment and software and components, with 60 monthly payments of $75 including imputed interest at 13.141% per annum through May 20, 2002.	3,082

Capital lease for computer equipment and software and components, with 60 monthly payments of $565 including imputed interest at 13.141% per annum through August 20, 2002.	24,864

Totals payments under capital leases	166,833

Less imputed interest	(30,677)

Net present value of future lease payments	$136,156	$

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

8. CAPITAL LEASES (continued)

Minimum future lease payments under capital leases are as follows:

1999	$ 53,507
2000	53,507
2001	53,507
2002	6,312

Total	$ 166,833

The net book value of assets under capital lease is $206,110.

9. OTHER EXPENSES

Other income and expense includes adjustments related to differences in the net realizable value of assets acquired from Hanold as of December 31, 1998.

The Company has also included expenses related to failed acquisitions in other income and expense. The amount of these expenses was $50,000 and $107,000 for the years ended December 31, 1998 and 1997, respectively.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

10. SEGMENT REPORTING

The Companys operations are classified into three principal reportable segments that provide different products or services. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.
December 31, 1998 Reportable Segments

	Retail	Forrestry	Insurance	All Other	Total
External revenue	$ -	$ 1,223,098	$ -	$ -	$ 1,223,098
Intersegment revenue	-	-	-	-	-
Interest expense	-	19,308	-	-	19,308
Depreciation and					-
amortization	-	46,140	1,000	-	47,140
Profit (loss)	(4,377,065)	28,214	(4,046)	(39,137)	(4,392,034)
Assets	5,458,695	627,553	4,596	34,027	6,124,869
Expenditures for long-
lived assets	2,519,885	109,363	-	-	2,629,248

December 31, 1997 Reportable Segements

		Forrestry	Insurance	All Other	Total
External revenue		$ 947,348	$ -	$ -	$ 947,348
Intersegment revenue		-	-	-	-
Interest expense		11,606	-	-	11,606
Depreciation and					-
amortization		50,011	-	-	50,011
Profit (loss)		22,978	(27,009)	(84,990)	(89,021)
Assets		570,843	5,270	23,164	599,277
Expenditures for long-
lived assets		51,013	5,000	-	56,013

11. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising the customer

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

11. CONCENTRATION OF CREDIT RISK (continued)

base and their dispersion across different industries and geographic areas. The company performs ongoing credit evaluations of its customers financial condition and, generally, requires no collateral from its customers. No single customer accounted for more than 10% of the total revenues of the Company. As of December 31, 1998 and 1997, the Company had no significant concentrations of credit risk.

12. OPERATING LEASES AND MANAGEMENT CONTRACTS

Essex leases land, a planing mill, and planing and other production equipment on a month to month basis. The current rental is $2,500 per month.

The Company acquired a retail division through an Asset Purchase agreement on December 30, 1998 which will operate four retail stores in Texas as well as 24 stores on private and public school campuses in Pennsylvania, New York, New Jersey, Washington DC, and Delaware. As of December 31, 1998, the retail stores in Texas were operated under leases arranged by Hanold Schoolwear, Inc. and in effect the Company was a tenant at will in each of these stores. The other 24 stores operate under contracts with each school to receive commissions from the sale of merchandise in lieu of rent. Subsequent to December 31, 1998, the Company eliminated four and acquired two retail locations.

There were no required future minimum lease payments since the company did not obtain leases in its name until after December 31, 1998. Rent expense for the years ended December 31, 1998 and 1997 was $30,202 and $40,485, respectively.

13. INCOME TAXES

Provision for Income Taxes

The provision for income taxes consists of the following:

	1998	1997

Current tax expense (benefit)	$ (18,870)	$(31,026)
Deferred tax expense	(536,001)	9,537
	$ (554,871)	$(21,489)

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

13. INCOME TAXES (continued)

Reconciliation of Statutory Rate to the Effective Rate

A reconciliation of income tax at the statutory rate to the Companys effective rate is as follows:

	1998	%age	1997	%age

Computed at the expected statutory rate	$ (742,036)	15.00%	$ (16,820)	15.00%
State income tax-net of federal tax benefit	(158,328)	3.20%	(5,147)	4.59%
Amortization of goodwill	(595)	0.01%	(595)	0.53%
Tax depreciation	(5,501)	0.11%	(6,217)	5.54%
50% Meals & Entertainment	15	0.00%	-	0.00%
Loss on Aquisition	733,586	-15.00%	-	0.00%
Penalties	45	0.00%	-	0.00%
Deferred Federal Income Tax Provision	(382,461)	7.73%	6,812	-6.08%
Keyman Life Insurance	404	-0.01%	479	-0.43%
	$ (554,871)	11.04%	$ (21,489)	19.15%

Disclosure of Tax Effects of Temporary Differences

The following temporary differences gave rise to the deferred tax liability at December 31, 1998 and 1997:

	1998	1997

Excess of tax over financial accounting
depreciation	$ 98,611	$ 61,934
Excess of tax over financial accounting
amortization of goodwill	9,917	5,948
Net operating loss	(145,100)	-
Purchase price adjustment	2,445,288	-

	$ 2,408,716	$ 67,882

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

13. INCOME TAXES (continued)

Disclosure of Components of Non-Current Deferred Tax Asset and Liability

Significant components of the deferred tax assets and liabilities follow:

	Federal	State	Total
December 31, 1998
Deferred tax liability:
Depreciation	$ 14,792	$ 5,917	$ 20,709
Amortization of goodwill	1,488	595	2,083
Net deferred tax liability	16,280	6,512	22,792

Deferred tax asset:
Net Operating Loss	21,765	9,262	31,027
Loss on Acquisition	733,586	146,717	880,303
Valuation Allowance	(366,792)	-	(366,792)
Net deferred tax asset	388,559	155,979	544,538

Net Deferred Tax Asset	$ 372,279	$ 149,467	$ 521,746

December 31, 1997
Deferred tax liability:
Depreciation	$ 9,290	$ 3,716	$ 13,006
Amortization of goodwill	892	357	1,249
Net deferred tax liability	$ 10,182	$ 4,073	$ 14,255

The portion of the federal deferred tax asset attributable to the net operating loss of $21,765 will expire in the tax year ending December 31, 2013. The valuation allowance represents a provision for uncertainty as to the realization of the deferred tax asset pertaining to the $733,586 loss on acquisition. The Company has concluded that approximately $366,793 of loss on acquisition will be allocated to goodwill and other non-current intangible assets. The expected timing of the reversal attributable to the this deferred tax asset will be ratably over fifteen years, fully reversing in the tax year ending December 31, 2013.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

14. PENSION LIABILITY TO FORMER OWNER

The Company assumed a liability for a pension agreement between Hanold and the previous owner. The actual outstanding liability is $350,000 payable in installments of $8,333 per month through December 31, 2000 and in quarterly installments of $7,500 through December 31, 2005. The obligation would terminate early at the death of the retiree. The obligation is recorded at its net present value, discounted at 10%.

15. EARNINGS PER SHARE

The following data shows the amounts used in computing basic and fully diluted earnings per share and the effect on income and weighted average number of shares of dilutive potential common stock.

	1998	1997

Net income (loss)	$(4,392,034)	$ (89,021)
Less: preferred dividends	(3,815)	-

Income (loss) available to common stockholders	(4,395,849)	(89,021)
Add back preferred dividends	3,815	-
Income (loss) available to common stockholders
after assumed conversions of dilutive shares	$(4,392,034)	$ (89,021)

Weighted average number of shares used in
basic earnings per share	7,865,000	7,856,630
Effect of dilutive securities- convertible
preferred stock	7,630	-
Weighted average number of shares used in
fully diluted earnings per share	7,872,630	7,856,630

The following transaction occurred after December 31, 1998, which had it taken place during 1998 would have changed the number of shares used in the calculation of earnings per share. Subsequent to December 31, 1998, the Company issued to the Chairman of the Company 1,750,000 shares of common stock as compensation for services for the years ended December 31, 1994 through 1998.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

16. COMPANYS COMMON STOCK

The Companys common stock, no par value, is traded on the OTC BB under the symbol "MRLE". There have been no cash dividends for shares of the Companys common stock paid to date.

17. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is a defendant in a lawsuit filed by the Seller in an Asset Purchase Agreement, seeking recovery of $200,000 as liquidated damages under the terms of the Asset Purchase Agreement. The Companys retained counsel has advised that the matter can be settled for $50,000, which has been accrued by the Company in its financial statement for 1998. If the settlement offer is not accepted and the case goes to trial, the amount of the ultimate loss to the Company, if any, may equal the amount of the liquidated damages sought by the plaintiff.

The Company is a defendant in a lawsuit filed by the Seller and certain other persons associated with the Seller under an Asset Purchase Agreement seeking recovery of certain assets and recovery of unspecified damages for wrongful conduct of the Company. The Company believes that the suit is completely without merit and intends to vigorously defend its position and the Company has not established a reserve. In addition, the Company has brought a counterclaim for $1.6 million against the Plaintiffs for the damages suffered by reason of fraud and breach of contract.

The Company is a defendant in a lawsuit which arose from a dispute as to the amount owed to Educational Sales Company (ESC), the plaintiff and a supplier of textbooks, and the amount of the liability assumed, if any, by the Company under an Asset Purchase Agreement. Although the Company believes that the allegations in this suit against the Company are without merit and intends to vigorously defend its position, the Company has established a contingency reserve for litigation of $788,299 in the accompanying financial statement for 1998.

The Company is a defendant in a lawsuit by a creditor of the Seller in the Asset Purchase Agreement dated December 30, 1998. The suit asks recovery of the amount alleged to be owing, plus interest and costs. At this stage, counsel has been engaged to represent the Companys interest in this action and the probable outcome of this action, while undetermined, does not appear overwhelming favorable. Accordingly, a provision for loss in an amount equal to the full amount being sought has been accrued in the accompanying financial statement for 1998.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

17. COMMITMENTS AND CONTINGENCIES (continued)

Litigation (continued)

The Company is a defendant in a lawsuit by a creditor of the Seller in the Asset Purchase Agreement dated December 30, 1998. The suit asks of recovery of $110,467.69, plus interest. At this stage, counsel has not been engaged to represent the Company in this action and the probable outcome of this action, while undetermined, does not appear favorable. Accordingly, a provision for loss of $110,000 has been accrued in the accompanying financial statement for 1998.

The Company is a party defendant to an arbitration proceeding commenced by the Sellers in the Asset Purchase Agreement dated December 30, 1998, alleging breach by the Company of certain obligations in the Asset Purchase Agreement. A preliminary hearing has been held and an order entered setting a schedule for the hearing of this matter in late January 2000 and, in the interim, permitting management to operate the Company in the usual course, but may not pay any special dividends or make any loans to its officers or directors or otherwise dispose of its assets without notification, and the shares of preferred stock issued by the Company to the Buyers shall not be transferred by the Buyers to any person or entity. The parties are to split the costs incurred in the arbitration proceeding. The Company believes that such proceedings and allegations are completely and utterly without substance or merit and intends to vigorously defend its position.

Other

The Company loaned to the Chairman all the stock of Essex. This stock was delivered to attorneys representing Charles Weeden to secure a note for $750,000 made by the Chairman in favor of Charles Weeden to complete the purchase by the Chairman of 125,000 shares of MERL stock for his own account. This occurred on June 24, 1998. However, Mr. Weeden failed to deliver the MERL stock, and the Chairman considered the transaction null and void. In November 1999 Mr. Weeden filed notice of default on the promissory note and made demand on November 24, 1999 for a first payment of $31,250. Mr. Weeden has still not surrendered the MERL stock, and the Chairman has no interest, at this time, in completing any such transaction. Accordingly the Chairman and the Company filed suit on December 30, 1999 to rescind the transaction, declare the stock purchase contract null and void, and to have the Essex stock returned to the Company.

MERL HOLDINGS INC.COM

Notes to Consolidated Financial Statements

18. SUBSEQUENT EVENTS

In March of 1999, the Company incorporated Merl School Stores, Inc. to operate the division established as a result of the acquisition of certain assets and scheduled liabilities of December 30, 1998 from Hanold.

In October 1999, the Company incorporated JULICO, Inc. which acquired the division, Johnson Universal Life Insurance Company.

In September 1999, the Company incorporated First Access Partners, Inc. to operate the credit card, FirstAccess PartnersSM card.

INDEX TO EXHIBITS

Exhibit	Description	Page
A	Charter, By Laws and Articles of Incorporation - MERL Holdings Inc.Com
B	Charter, By Laws and Articles of Incorporation - MERL School Stores, Inc.
C	Charter, By Laws and Articles of Incorporation - JULICO, Inc.
D	Charter, By Laws and Articles of Incorporation - Essex, Inc.
E	Charter, By Laws and Articles of Incorporation - FirstAccess Partners, Inc.
F	Charter, By Laws and Articles of Incorporation - Johnsons Universal Life Insurance Company

EXHIBIT A

(MERL Holdings Inc.com)

Charter and By-laws

CHARTER

OF

MERL INDUSTRIES OF TENNESSEE, INC.

The undersigned person (s) under the Tennessee Business Corporation Act adopt (s) the following charter for the above listed corporation:

1. The name of the corporation is Merl Industries of Tennessee, Inc.

2. The corporation is authorized to issue 100,000,000 common shares and 5,000,000 preferred shares, and the common shares collectively shall have unlimited voting rights and the right to receive the net assets of the corporation upon dissolution.

3. The street address and zip code of the corporations initial registered office are:

107 Professional Building

110 North Mathis Drive

Dickson, Tennessee 37055

4. The corporations initial registered office is located in Dickson County, Tennessee.

5. The name of the corporations initial registered agent at its initial registered office is Barney B. Regen.

6. The name (s), address (es), and zip code(s) of the incorporator(s) are:

Barney B. Regen

107 Professional Building

110 North Mathis Drive

Dickson, Tennessee 37055

7. The street address and zip code of the principal office of the corporation are;

107 Professional Building

110 North Mathis Drive

Dickson, Tennessee 37055

8. The corporation is for profit.

9. The name (s) and address (es) of the corporations initial director (s) are:

Ed Johnson

11505 Lake Potomac Drive

Potomac, Maryland 20854

Gwendolyn Carol Johnson

11505 Lake Potomac Drive

Potomac, Maryland 20854

10. No director shall be personally liable to the corporation or its shareholders for monetary damages resulting from breach of fiduciary duty as a director, except as otherwise provided in subparagraphs (A), (B), and (C) of T.C.A. 48-12-102 (b)(3).

April 29, 1994____________

Signature Date

-/s/

Barney B. Regan, Incorporator

ARTICLES OF AMENDMENT TO THE CHARTER

CORPORATE CONTROL NUMBER (IF KNOWN) 0278827___________________________________

PURSUANT TO THE PROVISIONS OF SECTION 48--20--106 OF THE TENNESSEE BUSINESS CORPORATION ACT, THE UNDERSIGNED CORPORATION ADOPTS THE FOLLOWING ARTICLES OF AMENDMENT TO ITS CHARTER:

PLEASE MARK THE BLOCK THAT APPLIES:

X AMENDMENT IS TO BE EFFECTIVE WHEN FILED BY THE SECRETARY OF STATE

__ AMENDMENT IS TO BE EFFECTIVE, _____________________________________________

MONTH DAY YEAR

(NOT TO BE LATER THAN THE 90TH DAY AFTER THE DATE THIS DOCUMENT IS FILED.) IF NEITHER BLOCK IS CHECKED, THE AMENDMENT WILL BE EFFECTIVE AT THE TIME OF FILING.

  PLEASE INSERT THE NAME OF THE CORPORATION AS IT APPEARS ON THE RECORD.

  MERL INDUSTRIES OF TENNESSEE, INC.______________________________________________________

  IF CHANGING THE NAME, INSERT THE NEW NAME ON THE LINE BELOW:

  MERL HOLDINGS, INC.COM_________________________________________________________

  PLEASE INSERT ANY CHANGES THAT APPLY:
  PRINCIPAL ADDRESS: (street)_____________________________________________________

(city) (state) (zip code)

B. REGISTERED AGENT:_____________________________________________________________

C. REGISTERES ADDRESS: (street)______________________________________________________

______________________________________TN_____________________________________________

(city) (state) (zip code) (county)

D. OTHER CHANGES:

  THE CORPORATION IS FOR PROFIT.

4. THE MANNER (IF NOT SET FORTH IN THE AMENDMENT) FOR IMPLEMENTATION OF

ANY EXCHANGE, RECLASSIFICATION, OR CANCELLATION OF ISSUED SHARES IS AS

FOLLOWS:

  THE AMENDMENT WAS DULY ADOPTED ON March_____________1_________________1999___________BY:

MONTH DAY YEAR

(NOTE: PLEASE MARK ALL THAT APPLIES)

___ THE INCOPORATORS.

___ THE BOARD OF DIRECTORS WITHOUT SHAREHOLDER APPROVAL, AS SUCH WAS NOT REQUIRED.

X THE SHAREHOLDERS

Attorney for Coporation ___________________________________

SIGNERS CAPACITY SIGNATURE

____________________________________

NAME OF SIGNER (TYPED OR PRINTED)

BYLAWS

OF

MERL INDUSTRIES OF TENNESSEE, INC.

ARTICLE I

NAME

The business of the corporation shall be conducted using the name Merl Industries of Tennessee, Inc., or such other name or names as the board of directors may from time to time authorize.

ARTICLE II

PRINCIPAL OFFICE

The principal office of the corporation shall be at such place as the board of directors may from time to time specify; and in the absence of action by the board of directors, the principal office shall be maintained at the address designated in the charter. The corporation shall have such other offices as the business of the corporation may require.

ARTICLE III

STOCKHOLDERS

Section 1. Annual Meetings. Annual meetings of the stockholders shall be held within thirty (30) days of the last day of the fiscal year of the corporation, at a date set by a majority of the board of directors, or if the directors take no action, such meetings shall be held on the last day of the fiscal year of the corporation, if not a legal holiday, and if a legal holiday, then on the next preceding day which is not a legal holiday, at 10:00 a.m. Central Standard Time for the election of directors. Any other proper business may be transacted at the annual meeting. If the annual meeting for election of directors is not held on the date designated therefor, the directors shall cause the meeting to be held as soon thereafter as convenient. A majority of shares of stock represented at such meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

Section 2. Special Meetings. Special meetings of the stockholders may be called by a majority of the board of directors or by the president or the chairman of the board of directors, or at the request in writing of stockholders owning fifty percent (50%) or more of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. The holders of a majority of the stock issued and outstanding, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum at any special stockholders meeting, except as may otherwise be provided by the Tennessee Business Corporation Act or by the certificate of incorporation.

Section 3. Notice - Annual and Special Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date, and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by the Tennessee Business Corporation Act, the written notice of any annual or special meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 4. Waiver of Notice - Annual and Special Meetings. Whenever notice is required to be given under any provision of the Tennessee Business Corporation Act or the certificate of incorporation or by these bylaws for an annual or special meeting, written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall bedeemed equivalent to notice. Attendance of the person at a meeting of stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objection, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 5. Vote Required - Annual and Special Meetings. The vote of the holders of a majority of the stock represented at any annual or special meeting, either in person or by proxy, and entitled to vote thereat, shall decide any question brought before such meeting unless such question is one upon which, by express provision of the Tennessee Business Corporation Act or the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 6. Consent of Stockholders in Lieu of Meeting - Annual and Special Meetings. When the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, by any provision of the Tennessee Business Corporation Act, the meeting and vote of stockholders may be dispensed with if all of the stockholders who would have been entitled to vote upon the action, if such meeting were held, shall consent in writing to such corporate action being taken. If the stockholders or persons holding that portion of the stock necessary to approve the action taken at the meeting affix their signatures to the last page of the minutes of the meeting as the same appear in the minute book of the corporation, it shall be conclusively presumed from the execution of the minutes that the meeting of the stockholders was a duly constituted meeting, that the person or persons signing same were present for the purpose of conducting the business transacted, and that the resolutions and other matters set forth in said minutes are duly binding upon the corporation as a regular action of the stockholders until further or other action by said stockholders.

Section 7. Proxies - Annual and Special Meetings. Unless otherwise provided in the certificate of incorporation and subject to the provisions of Article III, Section 10 of these bylaws, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of the capital stock entitled to vote held by such stockholder. Each stockholder entitled to vote at a meeting of stockholders or to express consent to or dissent from corporate action in writing without a meeting, may authorize another person or persons to act for him in writing by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period.

Section 8. List of Stockholders - Annual and Special Meetings. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of the stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place without the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present .

Section 9. Place - Annual and Special Meetings. Any annual or special meeting of the stockholders shall be held at such place, either within or without the State of Tennessee, as shall be designated from time to time by the board of directors and stated in the notice of the meeting.

Section 10. Fixing Date for Determination of Stockholders of Record - Annual and Special Meetings.

(a) In order that the corporation may determine the stockholders entitled to receive notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to or dissent from corporation action in writing without a meeting, or to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights with respect to any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than forty (40) nor less than ten (10) days before the date of such meeting, nor more than forty (40) days prior to any other action.

(b) If no record date is fixed:

(1) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the fourth day next preceding the day on which the meeting is held, or, if notice is waived, at the close of business on the eleventh day next preceding the day on which the meeting is held.

(2) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

(3) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

ARTICLE IV

DIRECTORS

Section 1. Management. The business of the corporation shall be managed by a board of directors except as may be otherwise provided by law or in the certificate of incorporation or in these bylaws. Directors need not be stockholders.

Section 2. Number of Directors. The number of directors which shall constitute the whole board of directors shall be not more than seven (7) and not less than three (3); provided, however, that if the number of stockholders is less than three (3), then the number of directors may be less than three (3) but not less than the number of stockholders.

Section 3. Selection and Term of Office. Each director shall be elected at the annual meeting of the stockholders of the corporation and shall hold office for a term of one (1) year, or until his successor is elected and qualified, or until his earlier resignation or removal. Such directors shall be elected by a plurality of the votes cast in the election.

Section 4. Resignation. Any director may resign at any time upon written notice to the corporation.

Section 5. Directors Meetings.

(a) Quorum and Vote. A majority of the total number of directors shall constitute a quorum for the transaction of business of the corporation. The vote of the majority of directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the certificate of incorporation or these bylaws require a greater number.

(b) Notice - Regular Meetings. Regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board of directors.

(c) Notice - Special Meetings. Special meetings of the board of directors may be called by the chairman of the board of directors or by the president on ten- (10) days notice to each director. When a meeting of the board of directors is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the board of directors may transact any business which might have been transacted at the original meeting.

(d) Waiver of Notice. Whenever notice is required to be given under any provision of the Tennessee Business Corporation Act or the certificate of incorporation or these bylaws, a written waiver thereof signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a director at a regular or special meeting of the board of directors shall constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors need be specified in any written waiver of notice unless so required by the certificate of incorporation or by these bylaws. Those directors who have signed the minutes approving same as set out in the minute book shall be conclusively presumed to have been present at the meeting and to have voted affirmatively on all nominations and resolutions as the same shall appear in the minutes of the meeting.

Section 6. Vacancies and Newly Created Directorships. Unless otherwise provided in the certificate of incorporation or in the Tennessee Business Corporation Act, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office although less than a quorum, or by a sole remaining director. Unless otherwise provided in the certificate of incorporation or in these bylaws, when one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereof to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this article.

Section 7. Reliance Upon Books and Records. A member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of his duties, be fully protected in relying in good faith upon the books of accounts or reports made to the corporation by any of its officers, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the board of directors, or by any such committee, or in relying in good faith upon other records of the corporation.

Section 8. Executive Committee. If established by a majority of the whole board of directors, there may be established an executive committee of the board of directors which, subject to any specific directions or restrictions which shall have been given by the board of directors, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation. The executive committee shall consist of at least two (2) directors of the corporation. The chairman of the executive committee shall be elected by the board of directors. The presence of a majority of the members of the executive committee shall constitute a quorum of that committee, and the affirmative vote of a majority of the members present at a meeting at which a quorum is present shall be necessary for the adoption by the committee of any resolution. The executive committee shall report its acts and proceedings to the board of directors at each regular meeting of the board and at such other time or times as the board of directors shall request. The executive committee shall elect one of its members secretary of that committee. The secretary shall record all proceedings at the meeting of the executive committee in a book kept for that purpose which shall be the property of the corporation. In the absence of the secretary from any meeting of the executive committee, a temporary secretary shall be chosen and shall so record the proceedings of such meeting. The executive committee shall fix its own rules or procedures and shall meet at such times and at such places as may be provided by such rules or by call of its chairman.

Section 9. Consent of Directors in Lieu of Meeting. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or any committee thereof, may be taken without a meeting if a majority of the members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes or proceedings of the board or committee.

Section 10. Place of Meeting. Unless otherwise restricted by the certificate of incorporation or by these bylaws, the board of directors or any committee may hold its meetings outside the State of Tennessee.

Section 11. Compensation of Directors and Members of Committees. The board of directors is authorized to reimburse the directors for their expenses, if any, of attendance at each meeting of the board of directors. In addition, the stockholders, by majority vote, are authorized to make provision for reasonable compensation of the board of directors for their services as directors and to fix the basis and conditions upon which this compensation may be paid. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like compensation for attending committee meetings. Said compensation for committee meetings shall be set as hereinbefore stated for the board of directors.

Section 12. Other Committees of the Board of Directors. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. Any such committee, to the extent provided in the resolution or in the bylaws of the corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the corporation .

ARTICLE V

OFFICERS AND AGENTS

Section 1. General. The corporation shall have a chairman of the board of directors, a president, a vice president, a secretary, and a treasurer, all of whom shall be chosen by the directors, and such other officers as may be deemed necessary by the board of directors. Each officer shall hold his office until his successor is elected and qualified or until his earlier resignation or removal. The corporation may have such other officers and agents as are desired, each of whom shall be chosen by the board of directors and hold his office for such term and have such authority and duties as shall be determined by the board of directors. Any number of offices may be held by the same person unless the certificate of incorporation or these bylaws otherwise provide, except that the president shall not simultaneously hold the office of secretary.

Section 2. Resignation. Any officer may resign at anytime upon written notice to the corporation.

Section 3. Fidelity Bond, Salaries. The corporation may secure the fidelity of any or all of its officers or agents by bond or otherwise. The board of directors may by majority vote authorize a salary to be paid to individual officers. Any contract of employment with such officer which has been authorized by a majority vote of the board of directors may provide for tenure and set salaries, among other provisions.

Section 4. Vacancy. Any vacancy occurring in any office of the corporation by death, resignation, removal, or otherwise shall be filled by the board of directors at a regular or special meeting of the board of directors.

Section 5. President. The president shall, subject to the direction and under the supervision of the board of directors, be the chief executive officer of the corporation, shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the board of directors are carried into effect. The president shall preside at all directors and stockholders meetings.

Section 6. Vice Presidents. In the absence of the president or in the event of his inability or refusal to act, the vice president, or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of their election if one has been elected, shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice president shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

Section 7. Secretary and Assistant Secretary. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose, which is the property of the corporation, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall serve. He, or an assistant secretary, shall have authority to attest by his signature, or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to attest by his signature. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors, or if there be no such determination, then in the order of their election, shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary, and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

Section 8. Treasurer and Assistant Treasurer. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors. Either the president or the secretary may be elected treasurer. The treasurer shall disburse the funds of the corporation as ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation. An assistant treasurer may be chosen to fulfill the duties and have the powers of the treasurer.

Section 9. Compensation and Dividends. No officer or other employee, or any person shall receive any compensation or salary for services, except as may from time to time be authorized by the directors. However, it is expressly understood that the authorization by the directors may be by either formal or informal action, and the compensation for an officer or other employee shall be a valid and subsisting debt of the corporation if, at such time as the failure to record same in the minutes is called to the attention of the directors, they file no written objection to the compensation within thirty (30) days thereafter. After the expiration of seventy-five (75) days following the end of each fiscal year, it shall be presumed that all payments to officers and employees designated on the tax return as compensation or salary was duly authorized by the board of directors in the absence of any showing of fraud or other wrongdoing on the part of such officer or employee. If any officer or other employee of the corporation uses or takes any property of the corporation for his own personal use or for the personal use of a member of his family, the fair market value of such property or the use of such property, as the case may be, shall be deemed additional compensation from the corporation to such person unless the board of directors, within seventy-five (75) days from the date that such use was called to its attention, elects to either declare the fair market value of such property or the use of same by the officer or other employee as a dividend or charge such person with repayment of the equivalent in cash to the corporation. The fair market value of such property or the use of same, as the case may be, shall be treated as compensation to such officer or other employee as of the date such use is called to the attention of the board of directors, unless the board of directors by formal action elects to treat same otherwise or charge such person with repayment. No dividend shall be paid by the corporation except after formal action by the board of directors recorded in the minutes of the corporation.

Section 10. Excessive Compensation. Any officer shall be elected upon the implied condition that such officer, for himself, his legal representatives, his heirs, and his assigns, shall be absolutely obligated to repay to the corporation such amount or amounts paid to him as compensation pursuant to the provisions of Section 9, or other payments to him such as bonus, interest, rent, or entertainment expense, which does not constitute a reasonable salary under the provisions of Section 162(a)(l) of the Internal Revenue Code and/or which shall be disallowed in whole or in part as a deductible expense of the corporation. If a determination, as that term is defined in Section 1313 of the Internal Revenue Code of 1954, is made against the corporation disallowing any part of the corporations deduction of the officers salary or compensation or other aforementioned payments as a trade or business expense, then such amount shall be repaid to the corporation by the officer or his estate. The repayment must be made within thirty (30) days from the date of such determination and shall bear interest at the rate of ten percent (10%) per annum from the date that the officer received the payment from the corporation to the date of repayment. The repayment may be made in the form of a promissory note payable on or before one (1) year from the date thereof. It shall be the duty of the directors, as a board, to enforce payment of each amount disallowed. In lieu of payment by the officer, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 11. Termination - Miscellaneous. If the services of an officer of the corporation are duly terminated, the officer shall be entitled to only that salary or compensation which has accrued up to the date of such termination. After termination the officer shall continue to be liable for any indebtedness to the corporation, including that which may arise under the provisions of this article.

ARTICLE VI

REMOVALS

Section 1. Removal of Director. The board of directors may, at any meeting called for that purpose, by vote of a majority, remove any director from office, with or without cause.

Section 2. Removal of Officer or Agent. The board of directors may, at any meeting called for that purpose, by vote of a majority, remove from office any officer or agent of the corporation or any member of any committee appointed by the board of directors or by any officer or agent of the corporation.

ARTICLE VII

STOCK

Section 1. Issuance of Certificates. Every holder of stock in the corporation shall be entitled to have a certificate signed on behalf of the corporation by the chairman, the president, or a vice president, and by the treasurer, an assistant treasurer, the secretary, or an assistant secretary, of the corporation certifying the number of shares owned by him in the corporation. Either or both of the signatures upon a certificate may be facsimiles if such certificate is countersigned (1) by a transfer agent other than the corporation or its employee, or (2) by a registrar other than the corporation or its employee. In case any officer who has signed or whose signature has been placed upon a certificate shall have ceased to hold such office before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer on the date of issue.

Section 2. Rights to Purchase Securities. The corporation may grant and issue rights or options in connection with its shares, bonds, or other securities entitling the holders thereof to purchase the same from the corporation.

Section 3. Rights of Corporation. The corporation shall have the right to purchase, take, receive, or otherwise acquire, hold, own, pledge, transfer, or otherwise dispose of, its own shares; and the same shall be done to the extent of unreserved and unrestricted earned surplus available therefor, or to the extent of unreserved and unrestricted capital surplus available therefor, if approved by a majority of the shareholders entitled to vote thereon.

Section 4. Replacement Certificates. The corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it alleged to have been lost, stolen, or destroyed, and the corporation may require the owner of the lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VIII

GUARANTEES

The corporation shall have the power to guarantee obligations of any other entity and to secure such guarantees by mortgage, pledge, or otherwise by a vote of a majority of the entire board, unless such power is reserved to the shareholders in the charter.

ARTICLE IX

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES, AGENTS

Section 1. General. The corporation may indemnify any person authorized by the Tennessee Business Corporation Act for the amounts set forth therein and in the manner set forth therein.

Section 2. Insurance. The corporation shall have the power by action of the board of directors to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other entity, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this article.

ARTICLE X

SALE OF SUBSTANTIALLY ALL ASSETS

When and as authorized by the affirmative vote of the holders of a majority of the stock issued and outstanding and having the right to vote given at a stockholders meeting duly called upon such notice as is required by statute, or when authorized by the written consent of the holders of a majority of the voting stock issued and outstanding, the board of directors may sell, lease, or exchange all or substantially all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property, including shares of stock in, and/or other securities of, any other corporation or corporations, as the board of directors shall deem expedient and in the best interest of the corporation.

ARTICLE XI

FISCAL YEAR

The fiscal year of the corporation shall be established by the date designated on the first federal income tax return filed by the corporation.

ARTICLE XII

CORPORATION BOOKS

Except as otherwise provided by law, the books of the corporation may be kept at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

ARTICLE XIII

BANK

The secretary of the corporation shall be authorized to fill out the printed form of resolutions furnished by any state or national bank, provided checks, drafts, and notes are to be signed by at least one (1) officer of the corporation. The secretary shall designate any date as the date of the meeting of the directors approving said printed resolutions and said meeting shall be presumed to have been held whether or not the minutes are inserted in the minute book in writing, provided the secretary insert a copy of the completed form of the printed resolutions of the bank. If checks, drafts, and notes are to be signed by only one (1) officer, and there is to be either no countersignature or the countersignature is to be by an employee other than a duly elected officer, the directors must by formal meeting approve the entries to be filled in on the printed forms of resolutions furnished by banks. The board of directors may authorize any person to enter into any contract, to execute any loan or other instrument, to sign any check, draft, or other orders for the payment of money in the name of and on behalf of the corporation, to negotiate the purchase and sale of property, and to conduct any other business of the corporation, and such authority may be general or confined to specific instances.

ARTICLE XIV

LIEN OF CORPORATION

The corporation shall have a first, lien on all of the shares of its capital stock and upon the dividends declared upon the same for any indebtedness of the respective holders thereof to the corporation.

ARTICLE XV

AMENDMENTS

These bylaws may be altered, amended, or repealed, or new bylaws may be adopted, by a majority of the entire board of directors, unless stockholder approval is required under T.C.A. 48-11-101 et seq.

ARTICLE XVI

TENNESSEE BUSINESS CORPORATION ACT

These bylaws are intended to be in conformity with the requirements of the Tennessee Business Corporation Act. If the Tennessee Business Corporation Act does not allow certain of these bylaws or the charter to control in any given situation, then the applicable provision of said act shall prevail.

Ratified by the board of directors this 3rd day of May, 1994.

DIRECTORS:

_________________________________

Ed Johnson

_________________________________

Gwendolyn Carol Johnson

ATTEST:

_________________________________

Secretary

EXHIBIT B

(MERL School Stores Inc.)

Charter and By-Laws

ARTICLES OF INCORPORATION

OF

MERL School Stores, Inc.

The undersigned incorporator hereby adopts the following articles of incorporation for the purpose of forming a corporation (the "corporation") under the Wisconsin Business Corporation Law, chapter 180 of the Wisconsin Statutes ("chapter 180").

ARTICLE 1

Name

The name of the corporation is MERL School Stores, Inc.

ARTICLE 2

Purposes and Powers

Section 2.01. Purposes. The purposes for which the corporation is formed is to provide educational supplies and other materials and services to students and their families

Section 2.02. Powers. The corporation shall have, exercise, and enjoy all of the general rights, privileges, and powers granted to corporations by chapter 180 and by the common law.

ARTICLE 3

Shares of Stock

Section 3.01. Number. The aggregate number of shares that the corporation shall have authority to issue is 9,000 shares.

Section 3.02. Common Stock. The corporations authorized shares shall consist of one class only and shall be designated as common stock ("common stock"). Each share of common stock shall have a par value of $ .

(a) Voting Rights. Except as otherwise provided in chapter 180, each outstanding share of common stock is entitled to one vote on each matter voted on at a shareholders meeting.

Section 3.03. Issuance and Consideration. The common stock may be issued for such consideration as may be fixed from time to time by the corporations shareholders.

Section 3.04. Dividends. The board of directors shall have the power to declare and pay dividends on the outstanding shares of common stock to the extent permitted by chapter 180.

Section 3.05. Preemptive Rights. The corporation elects to have preemp_tive rights.

ARTICLE 4

Registered Office and Registered Agent

The street address of the corporations initial registered office is Suite 203, 13255 West Bluemound Road, Brookfield, WI 53005. The name of the corporations initial registered agent at this address is L. John Ratzel, Jr.

ARTICLE 5

Incorporator

The name and address of the incorporator of the corporation is L. John Ratzel, Jr., Suite 203, 13255 West Bluemound Road, Brookfield, WI 53005.

ARTICLE 6

Quorum Requirement

The corporations shareholders may adopt or amend a bylaw that fixes a greater or lower quorum requirement for shareholders or voting groups of shareholders than is otherwise provided by chapter 180.

ARTICLE 7

Voting Requirement

The shareholders of the corporation may adopt or amend a bylaw that fixes a greater voting requirement for shareholders or voting groups of shareholders than is provided by chapter 180.

ARTICLE 8

Action by Less-Than-Unanimous Consent

Any action required or permitted to be taken at a shareholders meeting may be taken without a meeting if consented to in writing by the holders of shares having voting power to cast at least the minimum number of votes that would be necessary to authorize or to take the action at a meeting at which all shares entitled to vote were present and voted.

Dated: (date)

L. John Ratzel, Jr.

Incorporator

This document was drafted by:

L. John Ratzel, Jr.

Jacobson & Ratzel

Suite 203

13255 West Bluemound Road

Brookfield, WI 53005

State Bar No. 1005497

Page _ PAGE _3_ of _ NUMPAGES _1_

BYLAWS

OF

MERL School Stores, Inc.

Adopted May 18, 1999

Page

Article 1 Identification 1

Section 1.01 Name 1

Section 1.02 Principal and Business Offices 1

Section 1.03 Registered Agent and Office 1

Section 1.04 Place of Keeping Corporate Records 1

Article 2 Shareholders 2

Section 2.01 Annual Meeting 2

Section 2.02 Special Meetings 2

Section 2.03 Place of Meeting 2

Section 2.04 Notice of Meetings 2

Section 2.05 Waiver of Notice 2

Section 2.06 Fixing of Record Date 3

Section 2.07 Voting List 3

Section 2.08 Quorum and Voting Requirements 4

Section 2.09 Order of Business at Meetings 4

Section 2.10 Proxies 5

Section 2.11 Voting of Shares 5

Section 2.12 Voting of Shares by Certain Holders 5

(a) Other Corporations 5

(b) Legal Representatives and Fiduciaries 6

(c) Pledgees 6

(d) Minors 6

(e) Incompetents and Spendthrifts 6

(f) Joint Tenants 6

Section 2.13 Action Without a Meeting 6

Article 3 Board of Directors 8

Section 3.01 General Powers 8

Section 3.02 Election 8

Section 3.03 Number, Tenure, and Qualifications 8

Section 3.04 Regular Meetings 8

Section 3.05 Special Meetings 8

Section 3.06 Meetings by Electronic Means of Communication 8

Section 3.07 Notice of Meetings; Waiver of Notice 9

Section 3.08 Quorum Requirement 9

Section 3.09 Voting Requirement 9

Section 3.10 Conduct of Meetings 9

Section 3.11 Vacancies 10

Section 3.12 Compensation and Expenses 10

Section 3.13 Directors Assent 10

Section 3.14 Committees 10

Section 3.15 Action Without a Meeting 11

Article 4 Officers 12

Section 4.01 Number and Titles 12

Section 4.02 Appointment, Tenure, and Compensation 12

Section 4.03 Additional Officers, Agents, etc. 12

Section 4.04 Removal 12

Section 4.05 Resignations 12

Section 4.06 Vacancies 13

Section 4.07 Powers, Authority, and Duties 13

Section 4.08 The Chairperson of the Board 13

Section 4.09 The President 13

Section 4.10 The Vice-Presidents 14

Section 4.11 The Secretary 14

Section 4.12 The Assistant Secretaries 15

Section 4.13 The Treasurer 15

Section 4.14 The Assistant Treasurers 16

Article 5 Contracts, Loans, Checks, and Deposits 17

Section 5.01 Contracts 17

Section 5.02 Loans 17

Section 5.03 Checks, Drafts, etc. 17

Section 5.04 Deposits 17

Article 6 Voting of Securities Owned by the Corporation 18

Section 6.01 Authority to Vote 18

Section 6.02 Proxy Authorization 18

Article 7 Contracts Between the Corporation

and Related Persons 19

Article 8 Certificates for Shares and Their Transfer 20

Section 8.01 Certificates for Shares 20

Section 8.02 Shares Without Certificates 20

Section 8.03 Facsimile Signatures 20

Section 8.04 Signature by Former Officer 20

Section 8.05 Consideration for Shares 20

Section 8.06 Transfer of Shares 21

Section 8.07 Restrictions on Transfer 21

Section 8.08 Lost, Destroyed, or Stolen Certificates 21

Article 9 Inspection of Records by Shareholders 22

Section 9.01 Inspection of Bylaws 22

Section 9.02 Inspection of Other Records 22

Article 10 Distributions and Share Acquisitions 23

Article 11 Indemnification 24

Article 12 Amendments 25

Section 12.01 By Shareholders 25

Section 12.02 By Directors 25

ARTICLE 1

Identification

Section 1.01. Name. The corporations name is MERL School Stores, Inc. (the "corporation").

Section 1.02. Principal and Business Offices. The corporation may have such principal and other business offices, either within or outside the state of Wisconsin, as the board of directors may designate or as the corporations business may require from time to time.

Section 1.03. Registered Agent and Office. The corporations registered agent may be changed from time to time by or under the authority of the board of directors. The address of the corporations registered office may be changed from time to time by or under the authority of the board of directors, or by the registered agent. The business office of the corporations registered agent shall be identical to the registered office. The corporations registered office may be, but need not be, identical with the corporations principal office in the state of Wisconsin.

Section 1.04. Place of Keeping Corporate Records. The records and documents required by law to be kept by the corporation permanently shall be kept at the corporations principal office.

ARTICLE 2

Shareholders

Section 2.01. Annual Meeting. The annual shareholders meeting shall be held on the first Wednesday in June of each year at 10:00 oclock a.m., beginning with the year 1999, or at such other date and time within 30 days before or after this date as may be fixed by or under the authority of the board of directors, for the purpose of electing directors and transacting such other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in Wisconsin, the meeting shall be held on the next succeeding business day.

Section 2.02. Special Meetings. Special shareholders meetings may be called (1) by the president, (2) by the board of directors or such other officer(s) as the board of directors may authorize from time to time, or (3) by the president or secretary upon the written request of the holders of record of at least 10% of all the votes entitled to be cast upon the matter(s) set forth as the purpose of the meeting in the written request. Upon delivery to the president or secretary of a written request pursuant to (3), above, stating the purpose(s) of the requested meeting, dated and signed by the person(s) entitled to request such a meeting, it shall be the duty of the officer to whom the request is delivered to give, within 30 days of such delivery, notice of the meeting to shareholders. Notice of any special meetings shall be given in the manner provided in Section 2.04 of these bylaws. Only business within the purpose described in the special meeting notice shall be conducted at a special shareholders meeting.

Section 2.03. Place of Meeting. The board of directors may designate any place, either within or outside the state of Wisconsin, as the place of meeting for any annual or special shareholders meeting or any adjourned meeting. If no designation is made by the board of directors, the place of meeting shall be the corporations principal office.

Section 2.04. Notice of Meetings. The corporation shall notify each shareholder who is entitled to vote at the meeting, and any other shareholder entitled to notice under chapter 180, of the date, time, and place of each annual or special shareholders meeting. In the case of special meetings, the notice shall also state the meetings purpose. Unless otherwise required by chapter 180, the meeting notice shall be given in writing not less than 10 days nor more than 60 days before the meeting date. Written notice, if mailed, is effective when mailed; and such notice may be addressed to the shareholders address shown in the corporations current record of shareholders. Written notice provided in any other manner is effective when received.

Section 2.05. Waiver of Notice. A shareholder may waive notice of any shareholders meeting at any time. The waiver must be in writing, contain the same information that would have been required in the notice (except that the time and place of the meeting need not be stated), be signed by the shareholder, and be delivered to the corporation for inclusion in the corporate records. A shareholders attendance at a meeting, in person or by proxy, waives objection to lack of notice or defective notice, unless the shareholder at the beginning of the meeting or promptly upon arrival objects to holding the meeting or transacting business at the meeting.

Section 2.06. Fixing of Record Date. For the purpose of determining shareholders of any voting group entitled to notice of or to vote at any shareholders meeting, shareholders entitled to demand a special meeting under Section 2.02 of these bylaws, or shareholders entitled to receive payment of any distribution or dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may fix a future date as the record date. The record date shall not be more than 70 days before the date on which the particular action requiring this determination of shareholders is to be taken. If no record date is so fixed by the board, the record date shall be as follows:

1. With respect to an annual shareholders meeting or any special shareholders meeting called by the board or any person specifically authorized by the board or these bylaws to call a meeting, at the close of business on the day before the first notice is delivered to shareholders

2. With respect to a special shareholders meeting demanded by the shareholders, on the date the first shareholder signs the demand

3. With respect to actions taken in writing without a meeting (pursuant to Section 2.13 of these bylaws), on the date the first shareholder signs a consent

4. With respect to determining shareholders entitled to a share dividend, on the date the board authorizes the share dividend

5. With respect to determining shareholders entitled to a distribution (other than a distribution involving a repurchase or reacquisition of shares), on the date the board authorizes the distribution

6. With respect to any other matter for which such a determination is required, as provided by law

When a determination of the shareholders entitled to vote at any shareholders meeting has been made as provided in this section, the determination shall apply to any adjournment of the meeting unless the board of directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

Section 2.07. Voting List. After fixing a record date for a meeting, the corporation shall prepare a list of the names of all of its shareholders who are entitled to notice of a shareholders meeting. The list shall be arranged by class or series of shares, if any, and show the address of and number of shares held by each shareholder. The corporation shall make the shareholders list available for inspection by any shareholder, beginning two business days after notice is given of the meeting for which the list was prepared and continuing to the meeting date, at the corporations principal office or at the place identified in the meeting notice in the city where the meeting will be held. A shareholder or his or her agent or attorney may, on written demand, inspect, and subject to any restrictions set forth in chapter 180, copy the list, during regular business hours and at his or her expense, during the period that it is available for inspection. The corporation shall make the shareholders list available at the meeting, and any shareholder or his or her agent or attorney may inspect the list at any time during the meeting or any adjournment.

Section 2.08. Quorum and Voting Requirements. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Except as otherwise provided by the articles of incorporation, these bylaws, or any provision of chapter 180, a majority of the votes entitled to be cast on the matter by the voting group shall constitute a quorum of that voting group for action on that matter. If a quorum exists, action on a matter (other than the election of directors under Section 3.02 of the bylaws) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the articles of incorporation, these bylaws, or any provision of chapter 180 requires a greater number of affirmative votes. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting to holding the meeting or transacting business at the meeting, it is considered present for purposes of determining whether a quorum exists, for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting. At the adjourned meeting at which a quorum is represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Section 2.09. Order of Business at Meetings. The order of business at any shareholders meeting shall be as follows:

1. Roll call

2. Appointment of inspectors of election, if requested

3. Proof of proper notice of meeting or receipt of waiver of notice

If a quorum is present, the meeting shall continue with the following items of business:

4. Approval of minutes of preceding meeting, unless dispensed with by unanimous consent

5. Board of directors report, if any

6. Officers reports, if any

7. Committee reports, if any

8. Election of directors, if necessary

9. Unfinished business, if any

10. New business, if any

The order of business at any meeting may, however, be changed by the vote of those persons in attendance, in accordance with Section 2.08 of these bylaws. The chairperson of the meeting may designate a corporate officer or any other person in attendance to keep and prepare minutes of the meeting.

Section 2.10. Proxies. At all shareholders meetings, a shareholder entitled to vote may vote in person or by proxy appointed in writing by the shareholder or by his or her duly authorized attorney-in-fact. A proxy appointment shall become effective when received by the secretary or other officer or agent of the corporation authorized to tabulate votes. Unless otherwise provided in the appointment form, a proxy appointment may be revoked at any time before it is voted, either by written notice filed with the secretary or other officer or agent of the corporation authorized to tabulate votes, or by oral notice given by the shareholder during the meeting. The presence of a shareholder who has filed his or her proxy appointment shall not of itself constitute a revocation. A proxy appointment shall be valid for 11 months from the date of its execution, unless otherwise provided in the appointment form. The board of directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxy appointments.

Section 2.11. Voting of Shares. Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a shareholders meeting, except as otherwise required by the articles of incorporation or by chapter 180.

Section 2.12. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in another corporations name may be voted either in person or by proxy, by the other corporations president or any other officer appointed by the president. A proxy appointment executed by any principal officer of the other corporation or such an officers assistant shall be conclusive evidence of the signers authority to act, in the absence of express notice to this corporation, given in writing to this corporations secretary, or other officer or agent of this corporation authorized to tabulate votes, of the designation of some other person by the other corporations board of directors or bylaws.

(b) Legal Representatives and Fiduciaries. Shares held by a personal representative, administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors , in a fiduciary capacity, may be voted by the fiduciary, either in person or by proxy, without transferring the shares into his or her name, provided that there is filed with the secretary, before or at the time of the meeting, proper evidence of the fiduciarys incumbency and the number of shares held. Shares standing in a fiduciarys name may be voted by him or her, either in person or by proxy. A proxy appointment executed by a fiduciary shall be conclusive evidence of the fiduciarys authority to give the proxy appointment, in the absence of express notice to the corporation, given in writing to the secretary or other officer or agent of the corporation authorized to tabulate votes, that this manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A shareholder whose shares are pledged shall be entitled to vote the shares until they have been transferred into the pledgees name, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(d) Minors. Shares held by a minor may be voted by the minor in person or by proxy appointment, and no such vote shall be subject to disaffirmance or avoidance unless before the vote the secretary or other officer or agent of the corporation authorized to tabulate votes has received written notice or has actual knowledge that the shareholder is a minor.

(e) Incompetents and Spendthrifts. Shares held by an incompetent or spendthrift may be voted by the incompetent or spendthrift in person or by proxy appointment, and no such vote shall be subject to disaffirmance or avoidance unless before the vote the secretary or other officer or agent of the corporation authorized to tabulate votes has actual knowledge that the shareholder has been adjudicated an incompetent or spendthrift or actual knowledge that judicial proceedings for appointment of a guardian have been filed.

(f) Joint Tenants. Shares registered in the names of two or more individuals who are named in the registration as joint tenants may be voted in person or by proxy signed by one or more of the joint tenants if either (1) no other joint tenant or his or her legal representative is present and claims the right to participate in the voting of the shares or before the vote files with the secretary or other officer or agent of the corporation authorized to tabulate votes a contrary written voting authorization or direction or written denial of authority of the joint tenant present or signing the proxy appointment proposed to be voted, or (2) all other joint tenants are deceased and the secretary or other officer or agent of the corporation authorized to tabulate votes has no actual knowledge that the survivor has been adjudicated not to be the successor to the interests of those deceased.

Section 2.13. Action Without a Meeting. Any action required or permitted by the articles of incorporation, these bylaws, or any provision of chapter 180 to be taken at a shareholders meeting may be taken without a meeting by the consent of those shareholders who would have the voting power to cast at a meeting not less than the minimum number (or, in the case of voting by voting groups, the minimum numbers) of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Action may not, however, be taken under this section with respect to an election of directors for which shareholders may vote cumulatively. The consent of the shareholders shall be effective when one or more written consents describing the action taken, signed by the number of shareholders sufficient to take the action, are delivered to the corporation for inclusion in the corporate records, unless some other effective date is specified in the consent. Within 10 days after action taken by the consent of shareholders pursuant to this bylaw becomes effective, the corporation shall give notice of the action to shareholders who would have been entitled to vote on the action if a meeting were held but whose shares were not represented on the written consent or consents. If the action to be taken requires that notice be given to nonvoting shareholders, the corporation shall give the nonvoting shareholders written notice of the proposed action at least 10 days before the action is taken, which notice shall comply with the provisions of chapter 180 and shall contain or be accompanied by the same material that would have been required to be sent to nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted to the shareholders.

ARTICLE 3

Board of Directors

Section 3.01. General Powers. The corporations powers shall be exercised by or under the authority of, and its business and affairs shall be managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation.

Section 3.03. Number, Tenure, and Qualifications. The number of directors of the corporation shall be three (3). Each director shall hold office until the next annual shareholders meeting and until his or her successor shall have been elected by the shareholders or until his or her prior death, resignation, or removal. A director may be removed from office by a vote of the shareholders taken at any shareholders meeting called for that purpose, provided that a quorum is present. A director may resign at any time by delivering his or her written resignation that complies with the provisions of chapter 180 to the board of directors, the chairperson of the board of directors, or the corporation. Directors need not be residents of the state of Wisconsin or shareholders of the corporation.

Section 3.04. Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after the annual shareholders meeting. The place of the regular board of directors meeting shall be the same as the place of the shareholders meeting that precedes it, or such other suitable place as may be announced at the shareholders meeting. The board of directors may provide, by resolution, the time and place, either within or outside the state of Wisconsin, for the holding of additional regular meetings.

Section 3.05. Special Meetings. Special meetings of the board of directors may be called by or at the request of the chairperson of the board, if any, or by the president, secretary, or any two directors. The person or persons authorized to call special board of directors meetings may fix any place, either within or outside the state of Wisconsin, as the place for holding any special board meeting called by them, and if no other place is fixed, the meeting place shall be the corporations principal office in the state of Wisconsin, but any meeting may be adjourned to reconvene at any place designated by vote of a majority of the directors in attendance at the meeting.

Section 3.06. Meetings by Electronic Means of Communication. To the extent provided in these bylaws, the board of directors, or any committee of the board, may, in addition to conducting meetings in which each director participates in person, and notwithstanding any place set forth in the notice of the meeting or these bylaws, conduct any regular or special meeting by the use of any electronic means of communication, provided that (1) all participating directors may simultaneously hear each other during the meeting or (2) all communication during the meeting is immediately transmitted to each participating director, and that each participating director is able to immediately send messages to all other participating directors. Before the commencement of any business at a meeting at which any directors do not participate in person, all participating directors shall be informed that a meeting is taking place at which official business may be transacted.

Section 3.07. Notice of Meetings; Waiver of Notice. Notice of each board of directors meeting, except meetings pursuant to Section 3.04 of these bylaws, shall be delivered to each director at his or her business address or at such other address as the director shall have designated in writing and filed with the secretary. Notice shall be given not less than 48 hours before the meeting being noticed, or 72 hours before the meeting being noticed if the notice is given by mail or private carrier. Written notice shall be deemed given at the earlier of the time it is received or at the time it is deposited with postage prepaid in the United States mail or delivered to the private carrier. A director may waive notice required under this section or by law at any time, whether before or after the time of the meeting. The waiver must be in writing, signed by the director, and retained in the corporate record book. The directors attendance at or participation in a meeting shall constitute a waiver of notice of the meeting, unless the director at the beginning of the meeting or promptly upon his or her arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. Neither the business to be transacted at nor the purpose of any regular or special board of directors meeting need be specified in the notice or waiver of notice of the meeting.

Section 3.08. Quorum Requirement. Except as otherwise provided by chapter 180, the articles of incorporation, or these bylaws, a majority of the number of directors as required in Section 3.03 of these bylaws shall constitute a quorum for the transaction of business at any board of directors appointed to serve on a committee as authorized in Section 3.14 of these bylaws shall constitute a quorum for the transaction of business at any committee meeting. These provisions shall not, however, apply to the determination of a quorum for actions taken pursuant to Article 7 of these bylaws or actions taken under emergency bylaws or any other provisions of these bylaws that fix different quorum requirements.

Section 3.09. Voting Requirement. The affirmative vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors or a committee of the board of directors. This provision shall not, however, apply to any action taken by the board of directors pursuant to Section 3.14, Article 7, or Article 11 of these bylaws, or in the event the affirmative vote of a greater number of directors is required by chapter 180, the articles of incorporation, or any other provision of these bylaws.

Section 3.10. Conduct of Meetings. The chairperson of the board of directors, and in his or her absence, the president, and in the absence of both of them, a vice-president in the order provided under Section 4.10 of these bylaws, and in their absence, any director chosen by the directors present, shall call board of directors meetings to order and shall act as chairperson of the meeting. The corporations secretary shall act as secretary of all board of directors meetings, but in the secretarys absence, the presiding officer may appoint any assistant secretary, director, or other person present to act as secretary of the meeting. The chairperson of the meeting shall determine whether minutes of the meeting are to be prepared and, if minutes are to be prepared, shall assign a person to do so.

Section 3.11. Vacancies. Any vacancy occurring on the board of directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders. During such time as the shareholders fail or are unable to fill such vacancies, then and until the shareholders act the vacancy may be filled (1) by the board of directors, or (2) if the directors remaining in office constitute fewer than a quorum of the board, by the affirmative vote of a majority of all directors remaining in office.

Section 3.12. Compensation and Expenses. The board of directors, irres_pective of any personal interest of any of its members, may (1) establish reasonable compensation of all directors for services to the corporation as directors or delegate this authority to an appropriate committee, (2) provide for, or delegate authority to an appropriate committee to provide for, reasonable pensions, disability or death benefits, and other benefits or payments to directors and to their estates, families, dependents, or beneficiaries for prior services rendered to the corporation by the directors, and (3) provide for reimbursement of reasonable expenses incurred in the performance of the directors duties, including the expense of traveling to and from board meetings.

Section 3.13. Directors Assent. A director of the corporation who is present and is announced as present at a meeting of the board of directors or of a committee of the board of which he or she is a member, at which meeting action on any corporate matter is taken, shall be deemed to have assented to the action taken unless (1) the director objects at the beginning of the meeting (or promptly upon his or her arrival) to holding the meeting or transacting business at the meeting; (2) the director dissents or abstains from an action taken and minutes of the meeting are prepared that show such dissent or abstention; (3) the director delivers written notice that complies with the provisions of chapter 180 of his or her dissent or abstention to the presiding officer of the meeting before the meetings adjournment or to the corporation immediately after the adjournment; or (4) the director dissents or abstains from an action taken, minutes of the meeting are prepared that fail to show the directors dissent or abstention, and the director delivers to the corporation a written notice of that failure that complies with the provisions of chapter 180 promptly after receiving the minutes. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

Section 3.14. Committees. The board of directors may create and appoint members to one or more committees, by a resolution approved by the greater of the following: (1) a majority of the directors in office when the action is taken, or (2) the number of directors required to take action under Section 3.09 of these bylaws. Each committee shall consist of two or more directors and shall, unless otherwise provided by the board of directors, serve at the pleasure of the board of directors. To the extent provided in the resolution as initially adopted and as thereafter supplemented or amended by further resolution adopted by a like vote, each committee shall have and may exercise, when the board of directors is not in session, the powers of the board of directors in the management of the corporations business and affairs, except that a committee may not (1) authorize distributions; (2) approve or propose to shareholders action requiring shareholder approval; (3) appoint the principal officers; (4) amend articles of incorporation, or amend, adopt, or repeal bylaws; (5) approve a plan of merger not requiring shareholder approval; (6) authorize or approve reacquisition of shares except by a formula or method approved or prescribed by the board of directors; (7) authorize or approve the issuance or sale or contract for sale of shares or determine the designation and relative rights, preferences, and limitations of a class or series of shares, except that the board of directors may authorize a committee or a senior executive officer of the corporation to do so within limits prescribed by the board of directors; or (8) fill vacancies on the board of directors or on committees created pursuant to this section, unless the board of directors, by resolution, provides that committee vacancies may be filled by a majority of the remaining committee members. The board of directors may elect one or more of its members as alternate members of any such committee who may take the place of any absent member or members at any meeting of the committee, upon the request of the president or of the chairperson of the meeting. Each committee shall fix its own rules governing the conduct of its activities and shall make such report of its activities to the board of directors as the board may request.

Section 3.15. Action Without a Meeting. Any action required or permitted by the articles of incorporation, these bylaws, or any provision of chapter 180 to be taken by the board of directors at a board meeting may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the directors entitled to vote on the subject matter of the action and retained in the corporate records. Action taken pursuant to written consent shall be effective when the last director signs the consent or upon such other effective date as is specified in the consent.

ARTICLE 4

Officers

Section 4.01. Number and Titles. The corporations principal officers shall be a president, one or more vice-presidents periodically determined by the board of directors, a secretary, and a treasurer, each of whom shall be appointed by the board. There may, in addition, be a chairperson or co-chairperson of the board, whenever the board shall see fit to cause such office or offices to be filled. If there is more than one vice-president, the board may establish designations for the vice-presidencies to identify their functions or their order. The same natural person may simultaneously hold more than one office.

Section 4.02. Appointment, Tenure, and Compensation. The officers shall be appointed by the board of directors, or to the extent authorized in these bylaws, by another duly appointed officer. Each officer shall hold office until his or her successor shall have been duly appointed or until the officers prior death, resignation, or removal. The board of directors or a duly authorized committee of the board shall fix the compensation of each officer, if any.

Section 4.03. Additional Officers, Agents, etc. In addition to the officers referred to in Section 4.01 of these bylaws, the corporation may have such other officers, assistants to officers, acting officers, and agents as the board of directors may deem necessary and may appoint. Each such person shall act under his or her appointment for such period, have such authority, and perform such duties as may be provided in these bylaws, or as the board may from time to time determine. The board of directors may delegate to any officer the power to appoint any subordinate officers, assistants to officers, acting officers, or agents. In the absence of any officer, or for any other reason the board of directors may deem sufficient, the board may delegate, for such time as the board may determine, any or all of an officers powers and duties to any other officer or to any director.

Section 4.04. Removal. The board of directors may remove any officer or agent, but the removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment shall not of itself create contract rights. An officer may remove, with or without cause, any officer or assistant officer who was appointed by that officer.

Section 4.05. Resignations. Any officer may resign at any time by giving written notice to the corporation, the board of directors, the president, or the secretary. Any such resignation shall take effect when the notice of resignation is delivered, unless the notice specifies a later effective date and the corporation accepts the later effective date. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective.

Section 4.06. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, or other reason shall be filled in the manner prescribed for regular appointments to the office.

Section 4.07. Powers, Authority, and Duties. Officers of the corporation shall have the powers and authority conferred and the duties prescribed by the board of directors or the officer who appointed them in addition to and to the extent not inconsistent with those specified in other sections of this Article 4.

Section 4.08. The Chairperson of the Board. The chairperson of the board of directors, if and while there is an incumbent of the office, shall preside at all shareholders and directors meetings at which he or she is present. The chairperson of the board shall have and exercise general supervision over the conduct of the corporations affairs and over its other officers, subject, however, to the boards control. The chairperson of the board of directors shall from time to time report to the board all matters within his or her knowledge that the corporations interests may require to be brought to the boards notice.

Section 4.09. The President. If and while there is no incumbent in the office of the chairperson of the board of directors, and during the chairs absence or disability, the president shall have the duties and authority specified in Section 4.08 of these bylaws. The president shall be the corporations chief executive officer and, subject to the board of directors control, shall:

1. superintend and manage the corporations business;

2. coordinate and supervise the work of its other officers (except the chairperson of the board);

3. employ, direct, fix the compensation of, discipline, and discharge its employees;

4. employ agents, professional advisors, and consultants;

5. perform all functions of a general manager of the corporations business;

6. have authority to sign, execute, and deliver in the corporations name all instruments either when specifically authorized by the board of directors or when required or deemed necessary or advisable by the president in the ordinary conduct of the corporations normal business, except in cases where the signing and execution of the instruments shall be expressly delegated by these bylaws or by the board to some other officer(s) or agent(s) of the corporation or shall be required by law or otherwise to be signed or executed by some other officer or agent; and

7. in general, perform all duties incident to the office of the president and such other duties as from time to time may be assigned to him or her by the board of directors.

Section 4.10. The Vice-Presidents. In the presidents absence, or in the event of his or her death or inability or refusal to act, or if for any reason it shall be impractical for the president to act personally, the vice-president (or, if there is more than one vice-president, the vice-presidents in the order designated by the board of directors or, in the absence of any designation, in the order of their appointment) shall perform the duties of the president and, when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Each vice-president shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the president or by the board of directors. The execution of any instrument of the corporation by any vice-president shall be conclusive evidence, as to third parties, of his or her authority to act in the presidents place.

Section 4.11. The Secretary. The secretary shall:

1. keep any minutes of the shareholders and of the board of directors and its committees in one or more books provided for that purpose;

2. see that all notices are duly given in accordance with these bylaws or as required by law;

3. be custodian of the corporations corporate records and see that the books, reports, statements, certificates, and all other documents and records required by law are properly kept and filed;

4. have charge, directly or through such transfer agent or agents and registrar or registrars as the board of directors may appoint, of the issue, transfer, and registration of certificates for shares in the corporation and of the records thereof, such records to be kept in such manner as to show at any time the number of shares in the corporation issued and outstanding, the manner in which and time when such shares were paid for, the names and addresses of the shareholders of record, the numbers and classes of shares held by each, and the time when each became a shareholder;

5. exhibit at reasonable times upon the request of any director the records of the issue, transfer, and registration of the corporations share certificates, at the place where those records are kept, and have these records available at each shareholders meeting; and

6. in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the board of directors or the president.

Section 4.12. The Assistant Secretaries. The assistant secretaries shall perform such duties as from time to time may be assigned to them individually or collectively by the board of directors, the president, or the secretary. In the event of the secretarys absence or disability, one or more of the assistant secretaries may perform such duties of the secretary as the secretary, the president, or the board of directors may designate.

Section 4.13. The Treasurer. The treasurer shall:

1. have charge and custody of, and be responsible for, all of the corporations funds and securities; receive and give receipts for monies due and payable to the corporation from any source whatsoever; deposit all such monies in the corporations name in such banks, financial institutions, trust companies, or other depositories as shall be selected in accordance with the provisions of Section 5.04 of these bylaws; cause such funds to be disbursed by checks or drafts on the corporations authorized depositories, signed as the board of directors may require; and be responsible for the accuracy of the amounts of, and cause to be preserved proper vouchers for, all monies disbursed;

2. have the right to require from time to time reports or statements giving such information as he or she may desire with respect to any and all of the corporations financial transactions from the officers, employees, or agents transacting the same;

3. keep or cause to be kept, at the corporations principal office or such other office or offices as the board of directors shall from time to time designate, correct records of the corporations funds, business, and transactions, and exhibit those records to any director of the corporation upon request at that office;

4. deliver to the board of directors, the chairperson of the board, or the president whenever requested an account of the corporations financial condition and of all his or her transactions as treasurer, and as soon as possible after the close of each fiscal year, make or cause to be made and submit to the board a like report for that fiscal year;

5. at each annual shareholders meeting or the meeting held in lieu thereof, furnish copies of the corporations most current financial statement to the shareholders and answer questions that may be raised regarding the statement; and

6. in general, perform all duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the board of directors or the president.

If required by the board of directors, the treasurer shall furnish a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the board shall determine.

Section 4.14. The Assistant Treasurers. The assistant treasurers shall perform such duties as from time to time may be assigned to them, individually or collectively, by the board of directors, the president, or the treasurer. In the event of the treasurers absence or disability, one or more of the assistant treasurers may perform such duties of the treasurer as the treasurer, the president, or the board of directors may designate.

ARTICLE 5

Contracts, Loans, Checks, and Deposits

Section 5.01. Contracts. The board of directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute or deliver any instrument in the corporations name and on its behalf. The authorization may be general or confined to specific instruments. When an instrument is so executed, no other party to the instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers, or agent or agents.

Section 5.02. Loans. No indebtedness for borrowed money shall be contracted on the corporations behalf and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the board of directors. The authorization may be general or confined to specific instances.

Section 5.03. Checks, Drafts, etc. All checks, drafts, or other orders for the payment of money, or notes or other evidences of indebtedness issued in the corporations name, shall be signed by such officer or officers, or agent or agents, of the corporation and in such manner as shall from time to time be determined by or under the authority of a resolution of the board of directors.

Section 5.04. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the corporations credit in such banks, trust companies, or other depositories as may be selected by or under the authority of a resolution of the board of directors.

ARTICLE 6

Voting of Securities Owned by the Corporation

Section 6.01. Authority to Vote. Any shares or other securities issued by any other corporation and owned or controlled by the corporation may be voted at any meeting of the issuing corporations security holders by the president of this corporation if he or she be present, or in his or her absence by any vice-president of the corporation who may be present.

Section 6.02. Proxy Authorization. Whenever, in the judgment of the president, or in his or her absence, of any vice-president, it is desirable for the corporation to execute a proxy appointment or written consent with respect to any shares or other securities issued by any other corporation and owned by the corporation, the proxy appointment or consent shall be executed in the corporations name by the president or one of the vice-presidents of the corporation, without necessity of any authorization by the board of directors, countersignature, or attestation by another officer. Any person or persons designated in this manner as the corporations proxy or proxies shall have full right, power, and authority to vote the shares or other securities issued by the other corporation and owned by the corporation in the same manner as the shares or other securities might be voted by the corporation.

ARTICLE 7

Contracts Between the Corporation and Related Persons

Any contract or other transaction between the corporation and one or more of its directors, or between the corporation and any entity of which one or more of its directors are members or employees or in which one or more of its directors are interested, or between the corporation and any corporation or association of which one or more of its directors are shareholders, members, directors, officers, or employees or in which one or more of its directors are interested, shall not be voidable by the corporation solely because of the directors interest, whether direct or indirect, in the transaction if:

1. the material facts of the transaction and the directors interest were disclosed or known to the board of directors or a committee of the board of directors, and a majority of disinterested members of the board of directors or committee authorized, approved, or specifically ratified the transaction; or

2. the material facts of the transaction and the directors interest were disclosed or known to the shareholders entitled to vote, and a majority of the shares held by disinterested shareholders authorized, approved, or specifically ratified the transaction; or

3. the transaction was fair to the corporation.

For purposes of this Article 7, a majority of directors having no direct or indirect interest in the transaction shall constitute a quorum of the board or a committee of the board acting on the matter, and a majority of the shares entitled to vote on the matter, whether or not present, and other than those owned by or under the control of a director having a direct or indirect interest in the transaction, shall constitute a quorum of the shareholders for the purpose of acting on the matter.

ARTICLE 8

Certificates for Shares and Their Transfer

Section 8.01. Certificates for Shares. Certificates representing shares in the corporation shall, at a minimum, state on their face all of the following: (1) the name of the issuing corporation and that it is organized under the laws of the state of Wisconsin; (2) the name of the person to whom issued; and (3) the number and class of shares and the designation of the series, if any, that the certificate represents. The share certificates shall be signed by the president or any vice-president and by the secretary or any assistant secretary or any other officer or officers designated by the board of directors. If the corporation is authorized to issue different classes of shares or different series within a class, the certificate may contain a summary of the designations, relative rights, preferences, and limitations applicable to each class, and the variations in rights, preferences, and limitations determined for each series and the authority of the board of directors to determine variations for future series. If the certificate does not include the above summary on the front or back of the certificate, it must contain a conspicuous statement that the corporation will furnish the shareholder with the above-described summary information in writing, upon request and without charge. A record shall be kept of the name of the owner or owners of the shares represented by each certificate, the number of shares represented by each certificate, the date of each certificate, and in case of cancellation, the date of cancellation. Every certificate surrendered to the corporation for exchange or transfer shall be canceled, and no new certificate or certificates shall be issued in exchange for any existing certificates until the existing certificates shall have been so canceled, except in cases provided for in Section 8.08 of these bylaws.

Section 8.02. Shares Without Certificates. The board of directors may authorize the issuance of any shares of any of its classes or series without certificates. The authorization does not affect shares already represented by certificates until the certificates are surrendered to the corporation. Within a reasonable time after the issuance or transfer of shares without certificates, the corporation shall send the shareholder a written statement that includes (1) all of the information required on share certificates and (2) any transfer restrictions applicable to the shares.

Section 8.03. Facsimile Signatures. The share certificates may be signed manually or by facsimile.

Section 8.04. Signature by Former Officer. If an officer who has signed or whose facsimile signature has been placed upon any share certificate shall have ceased to be an officer before the certificate is issued, the corporation may issue the certificate with the same effect as if he or she were an officer at the date of its issue.

Section 8.05. Consideration for Shares. The corporations shares may be issued for such consideration as shall be fixed from time to time by the board of directors. The consideration to be paid for shares may be paid in cash, promissory notes, tangible or intangible property, or services performed or contracts for services to be performed for the corporation. When the corporation receives payment of the consideration for which shares are to be issued, the shares shall be deemed fully paid and nonassessable by the corporation. Before the corporation issues shares, the board of directors shall determine that the consideration received or to be received for the shares is adequate. The board of directors determination is conclusive as to the adequacy of consideration for the issuance of shares relative to whether the shares are validly issued, fully paid, and nonassessable.

Section 8.06. Transfer of Shares. Transfers of shares in the corporation shall be made on the corporations books only by the registered shareholder, by his or her legal guardian, executor, or administrator, or by his or her attorney authorized by a power of attorney duly executed and filed with the corporations secretary or with a transfer agent appointed by the board of directors, and on surrender of the certificate or certificates for the shares. Where a share certificate is presented to the corporation with a request to register for transfer, the corporation shall no the registration of transfer if (1) there were on or with the certificate the necessary endorsements, and (2) the corporation had no duty to inquire into adverse claims or has discharged the duty. The corporation may require reasonable assurance that the endorsements are genuine and effective in compliance with such other regulations as may be prescribed by or under the board of directors authority. The person in whose name shares stand on the corporations books shall, to the full extent permitted by law, be deemed the owner of the shares for all purposes.

Section 8.07. Restrictions on Transfer. Restrictions on transfer of the corporations shares shall be noted conspicuously on the front or back of the share certificate or contained in the information statement required by Section 8.02 of these bylaws for shares without certificates. A transfer restriction is valid and enforceable against the holder or a transferee of the holder only if the transfer restriction is authorized by law, and the existence of the restriction is noted on the certificate or is contained in the information statement, as set forth above. Unless so noted, a transfer restriction is not enforceable against a person who does not know of the transfer restriction.

Section 8.08. Lost, Destroyed, or Stolen Certificates. If an owner claims that his or her share certificate has been lost, destroyed, or wrongfully taken, a new certificate shall be issued in place of the original certificate if the owner (1) so requests before the corporation has notice that the shares have been acquired by a bona fide purchaser; (2) files with the corporation a sufficient indemnity bond if required by the board of directors; and (3) satisfies such other reasonable requirements as may be prescribed by or under the authority of the board of directors.

ARTICLE 9

Inspection of Records by Shareholders

Section 9.01. Inspection of Bylaws. Any shareholder is entitled to inspect and copy the corporations bylaws during regular business hours at the corporations principal office. The shareholder must give written notice in accordance with the provisions of chapter 180 at least five business days before the date of inspection.

Section 9.02. Inspection of Other Records. Any shareholder who holds at least five percent of the corporations outstanding shares or who has been a shareholder for at least six months shall have the right to inspect and copy during regular business hours at a reasonable location specified by the corporation any or all of the following records: (1) excerpts from any minutes or records the corporation is required to keep as permanent records; (2) the corporations accounting records; or (3) the record of shareholders or, at the corporations discretion, a list of the corporations shareholders compiled no earlier than the date of the shareholders demand. The shareholders demand for inspection must be made in good faith and for a proper purpose and by delivery of written notice, given in accordance with the provisions of chapter 180 at least five business days before the date of inspection, stating the purpose of the inspection and the records directly related to that purpose desired to be inspected.

ARTICLE 10

Distributions and Share Acquisitions

The board of directors may make distributions to its shareholders or purchase or acquire any of its shares, provided that (1) after the distribution, purchase, or acquisition the corporation will be able to pay its obligations as they become due in the usual course of its business, and (2) the distribution, purchase, or acquisition will not cause the corporations assets to be less than its total liabilities plus the amount necessary to satisfy, upon distribution, the preferential rights of shareholders whose rights are superior to those receiving the distribution.

ARTICLE 11

Indemnification

The corporation shall, to the fullest extent authorized by chapter 180, indemnify any director or officer of the corporation against reasonable expenses and against liability incurred by a director or officer in a proceeding in which he or she was a party because he or she was a director or officer of the corporation. These indemnification rights shall not be deemed to exclude any other rights to which the director or officer may otherwise be entitled. The corporation shall, to the fullest extent authorized by chapter 180, indemnify any employee who is not a director or officer of the corporation, to the extent the employee has been successful on the merits or otherwise in defense of a proceeding, for all reasonable expenses incurred in the proceeding if the employee was a party because he or she was an employee of the corporation. The corporation may, to the fullest extent authorized by chapter 180, indemnify, reimburse, or advance expenses of directors or officers.

ARTICLE 12

Amendments

Section 12.01. By Shareholders. The shareholders may amend or repeal these bylaws or adopt new bylaws at any annual or special shareholders meeting.

Section 12.02. By Directors. The board of directors may amend or repeal these bylaws or adopt new bylaws; but no bylaw adopted or amended by the shareholders shall be amended or repealed by the board if the bylaw so adopted so provides.

EXHIBIT C

(JULICO Inc.)

Charter and By-laws

RECEIVED - DEPT OF

FINANCIAL INSTITUTIONS

STATE OF WISCONSIN

1999 October 29 AM 10:20

ARTICLES OF INCORPORATION

OF

JULICO, Inc.

The undersigned incorporator hereby adopts the following articles of incorporation for the purpose of forming a corporation (the "corporation") under the Wisconsin Business Corporation Law, chapter 180 of the Wisconsin Statutes ("chapter 180").

ARTICLE 1

Name

The name of the corporation is JULICO, Inc.

ARTICLE 2

Authorized Shares

The aggregate number of shares that the corporation shall have authority to issue is 9,000. The corporations authorized shares shall consist of one class only and shall be designated as common stock ("common stock"). Each share of common stock shall have a par value of $1.00.

ARTICLE 3

Registered Office and Registered Agent

The street address of the corporations initial registered office is 13255 West Bluemound Road, Suite 203, Brookfield, Wisconsin 53005. The name of the corporations initial registered agent at this address is L. John Ratzel, Jr.

ARTICLE 4

Incorporator

The name and address of the incorporator of the corporation is L. John Ratzel, Jr 13255 West Bluemound Road, Suite 203, Brookfield, Wisconsin 53005.

ARTICLE 5

Action by Less-Than-Unanimous Consent

Any action required or permitted to be taken at a shareholders meeting may be taken without a meeting if consented to in writing by the holders of shares having voting power to cast at least the minimum number of votes that would be necessary to authorize or to take the action at a meeting at which all shares entitled to vote were present and voted.

Dated: 0ctober28, 1999

This document was drafted by:

L. John Ratzel, Jr.

Jacobson & Ratzel

13255 West Bluemound Road

Suite 203

Brookfield, Wisconsin 53005

State Bar No. 1005497 WI-DFI CORP FILE ID# - J021731

BYLAWS

OF

Julico, Inc.

Adopted November 5.1999

ARTICLE I

Identification

Section 1.01. Name. The corporations name is Julico, Inc. (the "corporation").

Section 1.02. Principal and Business Offices. The corporation may have such principal and other business offices, either within or outside the state of Wisconsin, as the board of directors may designate or as the corporations business may require from time to time.

Section 1.03. Registered Agent and Office. The corporations registered agent may be changed from time to time by or under the authority of the board of directors. The address of the corporations registered office may be changed from time to time by or under the authority of the board of directors, or by the registered agent. The business office of the corporations registered agent shall be identical to the registered office. The corporations registered office may be, but need not be, identical with the corporations principal office in the state of Wisconsin.

Section 1.04. Place of Keeping Corporate Records. The records and documents required by law to be kept by the corporation permanently shall be kept at the corporations principal office.

ARTICLE 2

Shareholders

Section 2.01. Annual Meeting. The annual shareholders meeting shall be held on the first Wednesday in June of each year at 10:00 oclock a.m., beginning with the year 2000, or at such other date and time within 30 days before or after this date as may be fixed by or under the authority of the board of directors, for the purpose of electing directors and transacting such other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in Wisconsin, the meeting shall be held on the next succeeding business day.

Section 2.02. Special Meetings. Special shareholders meetings may be called (1) by the president, (2) by the board of directors or such other officer(s) as the board of directors may authorize from time to time, or (3) by the president or secretary upon the written request of the holders of record of at least 10% of all the votes entitled to be cast upon the matters) set forth as the purpose of the meeting in the written request. Upon delivery to the president or secretary of a written request pursuant to (3), above, staling the purposes) of the requested meeting, dated and signed by the person(s) entitled to request such a meeting, it shall be the duty of the officer to whom the request is delivered to give within 30 days of such delivery, notice of the meeting to shareholders. Notice of any special meetings shall be given in the manner provided in Section 2.04 of these bylaws. Only business within the purpose described in the special meeting notice shall be conducted at a special shareholders meeting.

Section 2.03. Place of Meeting. The board of directors may designate any place, either within or outside the state of Wisconsin, as the place of meeting for any annual or special shareholders meeting or any adjourned meeting. If no designation is made by the board of directors, the place of meeting shall be the corporations principal office.

Section 2.04. Notice of Meetings. The corporation shall notify each shareholder who is entitled to vote at the meeting, and any other shareholder entitled to notice under chapter 180, of the date, time, and place of each annual or special shareholders meeting. In the case of special meetings, the notice shall also state the meetings purpose. Unless otherwise required by chapter 180, the meeting notice shall be given in writing not less than 10 days nor more than 60 days before the meeting date. Written notice, if mailed, is effective when mailed; and such notice may be addressed to the shareholders address shown in the corporations current record of shareholders. Written notice provided in any other manner is effective when received.

Section 2.05. Waiver of Notice. A shareholder may waive notice of any shareholders meeting at any time. The waiver must be in writing, contain the same information that would have been required in the notice (except that the time and place of the meeting need not be stated), be signed by the shareholder, and be delivered to the corporation for inclusion in the corporate records. A shareholders attendance at a meeting, in person or by proxy, waives objection to lack of notice or defective notice, unless the shareholder at the beginning of the meeting or promptly upon arrival objects to holding the meeting or transacting business at the meeting.

Section 2.06. Fixing of Record Date. For the purpose of determining shareholders of any voting group entitled to notice of or to vote at any shareholders meeting, shareholders entitled to demand a special meeting under Section 2.02 of these bylaws, or shareholders entitled to receive payment of any distribution or dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may fix a future date as the record date. The record date shall not be more than 70 days before the date on which the particular action requiring this determination of shareholders is to be taken. If no record date is so fixed by the board, the record date shall be as follows:

1. With respect to an annual shareholders meeting or any special shareholders meeting called by the board or any person specifically authorized by the board or these bylaws to call a meeting, at the close of business on the day before the first notice is delivered to shareholders

2. With respect to a special shareholders meeting demanded by the shareholders, on the date the first shareholder signs the demand

3. With respect to actions taken in writing without a meeting (pursuant to Section 2.13 of these bylaws), on the date the first shareholder signs a consent

4. With respect to determining shareholders entitled to a share dividend, on the date the board authorizes the share dividend

5. With respect to determining shareholders entitled to a distribution (other than a distribution involving a repurchase or reacquisition of shares), on the date the board authorizes the distribution

6. With respect to any other matter for which such a determination is required, as provided by law

When a determination of the shareholders entitled to vote at any shareholders meeting has been made as provided in this section, the determination shall apply to any adjournment of the meeting unless the board of directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

Section 2.07. Voting List. After fixing a record date for a meeting, the corporation shall prepare a list of the names of all of its shareholders who are entitled to notice of a shareholders meeting. The list shall be arranged by class or series of shares, if any, and show the address of and number of shares held by each shareholder. The corporation shall make the shareholders list available for inspection by any shareholder, beginning two business days after notice is given of the meeting for which the list was prepared and continuing to the meeting date, at the corporations principal office or at the place identified in the meeting notice in the city where the meeting will be held. A shareholder or his or her agent or attorney may, on written demand, inspect, and subject to any restrictions set forth in chapter 180, copy the list, during regular business hours and at his or her expense, during the period that it is available for inspection. The corporation shall make the shareholders list available at the meeting, and any shareholder or his or her agent or attorney may inspect the list at any time during the meeting or any adjournment.

Section 2.08. Quorum and Voting Requirements. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Except as otherwise provided by the articles of incorporation, these bylaws, or any provision of chapter 180, a majority of the votes entitled to be cast on the matter by the voting group shall constitute a quorum of that voting group for action on that matter. If a quorum exists, action on a matter (other than the election of directors under Section 3.02 of the bylaws) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the articles of incorporation, these bylaws, or any provision of chapter 180 requires a greater number of affirmative votes. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting to holding the meeting or transacting business at the meeting, it is considered present for purposes of determining whether a quorum exists, for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting. At the adjourned meeting at which a quorum is represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Section 2.09. Order of Business at Meetings. The order of business at any shareholders meeting shall be as follows:

1. Roll call

2. Appointment of inspectors of election, if requested

3. Proof of proper notice of meeting or receipt of waiver of notice

If a quorum is present, the meeting shall continue with the following items of business:

4. Approval of minutes of preceding meeting, unless dispensed with by unanimous consent

5. Board of directors report, if any

6. Officers reports, if any

7. Committee reports, if any

8. Election of directors, if necessary

9. Unfinished business, if any

10. New business, if any

The order of business at any meeting may, however, be changed by the vote of those persons in attendance, in accordance with Section 2.08 of these bylaws. The chairperson of the meeting may designate a corporate officer or any other person in attendance to keep and prepare minutes of the meeting.

Section 2.10. Proxies. At all shareholders meetings, a shareholder entitled to vote may vote in person or by proxy appointed in writing by the shareholder or by his or her duly authorized attorney-in-fact. A proxy appointment shall become effective when received by the secretary or other officer or agent of the corporation authorized to tabulate votes. Unless otherwise provided in the appointment form, a proxy appointment may be revoked at any time before it is voted, either by written notice filed with the secretary or other officer or agent of the corporation authorized to tabulate votes, or by oral notice given by the shareholder during the meeting. The presence of a shareholder who has filed his or her proxy appointment shall not of itself constitute a revocation. A proxy appointment shall be valid for 11 months from the date of its execution, unless otherwise provided in the appointment form. The board of directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxy appointments.

Section 2.11. Voting of Shares. Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a shareholders meeting, except as otherwise required by the articles of incorporation or by chapter 180.

Section 2.12. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in another corporations name may be voted either in person or by proxy, by the other corporations president or any other officer appointed by the president. A proxy appointment executed by any principal officer of the other corporation or such an officers assistant shall be conclusive evidence of the signers authority to act, in the absence of express notice to this corporation, given in writing to this corporations secretary, or other officer or agent of this corporation authorized to tabulate votes, of the designation of some other person by the other corporations board of directors or bylaws.

(b) Legal Representatives and Fiduciaries. Shares held by a personal representative, administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors , in a fiduciary capacity, may be voted by the fiduciary, either in person or by proxy, without transferring the shares into his or her name, provided that there is filed with the secretary, before or at the time of the meeting, proper evidence of the fiduciarys incumbency and the number of shares held. Shares standing in a fiduciarys name may be voted by him or her, either in person or by proxy. A proxy appointment executed by a fiduciary shall be conclusive evidence of the fiduciarys authority to give the proxy appointment, in the absence of express notice to the corporation, given in writing to the secretary or other officer or agent of the corporation authorized to tabulate votes, that this manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A shareholder whose shares are pledged shall be entitled to vote the shares until they have been transferred into the pledgees name, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(d) Minors. Shares held by a minor may be voted by the minor in person or by proxy appointment, and no such vote shall be subject to disaffirmance or avoidance unless before the vote the secretary or other officer or agent of the corporation authorized to tabulate votes has received written notice or has actual knowledge that the shareholder is a minor.

(e) Incompetents and Spendthrifts. Shares held by an incompetent or spendthrift may be voted by the incompetent or spendthrift in person or by proxy appointment, and no such vote shall be subject to disaffirmance or avoidance unless before the vote the secretary or other officer or agent of the corporation authorized to tabulate votes has actual knowledge that the shareholder has been adjudicated an incompetent or spendthrift or actual knowledge that judicial proceedings for appointment of a guardian have been filed.

(f) Joint Tenants. Shares registered in the names of two or more individuals who are named in the registration as joint tenants may be voted in person or by proxy signed by one or more of the joint tenants if either (1) no other joint tenant or his or her legal representative is present and claims the right to participate in the voting of the shares or before the vote files with the secretary or other officer or agent of the corporation authorized to tabulate votes a contrary written voting authorization or direction or written denial of authority of the joint tenant present or signing the proxy appointment proposed to be voted, or (2) all other joint tenants are deceased and the secretary or other officer or agent of the corporation authorized to tabulate votes has no actual knowledge that the survivor has been adjudicated not to be the successor to the interests of those deceased.

Section 2.13. Action Without a Meeting. Any action required or permitted by the articles of incorporation, these bylaws, or any provision of chapter 180 to be taken at a shareholders meeting may be taken without a meeting by the consent of those shareholders who would have the voting power to cast at a meeting not less than the minimum number (or, in the case of voting by voting groups, the minimum numbers) of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Action may not, however, be taken under this section with respect to an election of directors for which shareholders may vote cumulatively. The consent of the shareholders shall be effective when one or more written consents describing the action taken, signed by the number of shareholders sufficient to take the action, are delivered to the corporation for inclusion in the corporate records, unless some other effective date is specified in the consent. Within 10 days after action taken by the consent of shareholders pursuant to this bylaw becomes effective, the corporation shall give notice of the action to shareholders who would have been entitled to vote on the action if a meeting were held but whose shares were not represented on the written consent or consents. If the action to be taken requires that notice be given to nonvoting shareholders, the corporation shall give the nonvoting shareholders written notice of the proposed action at least 10 days before the action is taken, which notice shall comply with the provisions of chapter 180 and shall contain or be accompanied by the same material that would have been required to be sent to nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted to the shareholders.

ARTICLE 3

Board of Directors

Section 3.01. General Powers. The corporations powers shall be exercised by or under the authority of, and its business and affairs shall be managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation.

Section 3.03. Number, Tenure, and Qualifications. The number of directors of the corporation shall be three (3). Each director shall hold office until the next annual shareholders meeting and until his or her successor shall have been elected by the shareholders or until his or her prior death, resignation, or removal. A director may be removed from office by a vote of the shareholders taken at any shareholders meeting called for that purpose, provided that a quorum is present. A director may resign at any time by delivering his or her written resignation that complies with the provisions of chapter 180 to the board of directors, the chairperson of the board of directors, or the corporation. Directors need not be residents of the state of Wisconsin or shareholders of the corporation.

Section 3.04. Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after the annual shareholders meeting. The place of the regular board of directors meeting shall be the same as the place of the shareholders meeting that precedes it, or such other suitable place as may be announced at the shareholders meeting. The board of directors may provide, by resolution, the time and place, either within or outside the state of Wisconsin, for the holding of additional regular meetings.

Section 3.05. Special Meetings. Special meetings of the board of directors may be called by or at the request of the chairperson of the board, if any, or by the president, secretary, or any two directors. The person or persons authorized to call special board of directors meetings may fix any place, either within or outside the state of Wisconsin, as the place for holding any special board meeting called by them, and if no other place is fixed, the meeting place shall be the corporations principal office in the state of Wisconsin, but any meeting may be adjourned to reconvene at any place designated by vote of a majority of the directors in attendance at the meeting.

Section 3.06. Meetings by Electronic Means of Communication. To the extent provided in these bylaws, the board of directors, or any committee of the board, may, in addition to conducting meetings in which each director participates in person, and notwithstanding any place set forth in the notice of the meeting or these bylaws, conduct any regular or special meeting by the use of any electronic means of communication, provided that (1) all participating directors may simultaneously hear each other during the meeting or (2) all communication during the meeting is immediately transmitted to each participating director, and that each participating director is able to immediately send messages to all other participating directors. Before the commencement of any business at a meeting at which any directors do not participate in person, all participating directors shall be informed that a meeting is taking place at which official business may be transacted.

Section 3.07. Notice of Meetings; Waiver of Notice. Notice of each board of directors meeting, except meetings pursuant to Section 3.04 of these bylaws, shall be delivered to each director at his or her business address or at such other address as the director shall have designated in writing and filed with the secretary. Notice shall be given not less than 48 hours before the meeting being noticed, or 72 hours before the meeting being noticed if the notice is given by mail or private carrier. Written notice shall be deemed given at the earlier of the time it is received or at the time it is deposited with postage prepaid in the United States mail or delivered to the private carrier. A director may waive notice required under this section or by law at any time, whether before or after the time of the meeting. The waiver must be in writing, signed by the director, and retained in the corporate record book. The directors attendance at or participation in a meeting shall constitute a waiver of notice of the meeting, unless the director at the beginning of the meeting or promptly upon his or her arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. Neither the business to be transacted at nor the purpose of any regular or special board of directors meeting need be specified in the notice or waiver of notice of the meeting.

Section 3.08. Quorum Requirement. Except as otherwise provided by chapter 180, the articles of incorporation, or these bylaws, a majority of the number of directors as required in Section 3.03 of these bylaws shall constitute a quorum for the transaction of business at any board of directors appointed to serve on a committee as authorized in Section 3.14 of these bylaws shall constitute a quorum for the transaction of business at any committee meeting. These provisions shall not, however, apply to the determination of a quorum for actions taken pursuant to Article 7 of these bylaws or actions taken under emergency bylaws or any other provisions of these bylaws that fix different quorum requirements.

Section 3.09. Voting Requirement. The affirmative vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors or a committee of the board of directors. This provision shall not, however, apply to any action taken by the board of directors pursuant to Section 3.14, Article 7, or Article 11 of these bylaws, or in the event the affirmative vote of a greater number of directors is required by chapter 180, the articles of incorporation, or any other provision of these bylaws.

Section 3.10. Conduct of Meetings. The chairperson of the board of directors, and in his or her absence, the president, and in the absence of both of them, a vice-president in the order provided under Section 4.10 of these bylaws, and in their absence, any director chosen by the directors present, shall call board of directors meetings to order and shall act as chairperson of the meeting. The corporations secretary shall act as secretary of all board of directors meetings, but in the secretarys absence, the presiding officer may appoint any assistant secretary, director, or other person present to act as secretary of the meeting. The chairperson of the meeting shall determine whether minutes of the meeting are to be prepared and, if minutes are to be prepared, shall assign a person to do so.

Section 3.11. Vacancies. Any vacancy occurring on the board of directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders. During such time as the shareholders fail or are unable to fill such vacancies, then and until the shareholders act the vacancy may be filled (1) by the board of directors, or (2) if the directors remaining in office constitute fewer than a quorum of the board, by the affirmative vote of a majority of all directors remaining in office.

Section 3.12. Compensation and Expenses. The board of directors, irrespective of any personal interest of any of its members, may (1) establish reasonable compensation of all directors for services to the corporation as directors or delegate this authority to an appropriate committee, (2) provide for, or delegate authority to an appropriate committee to provide for, reasonable pensions, disability or death benefits, and other benefits or payments to directors and to their estates, families, dependents, or beneficiaries for prior services rendered to the corporation by the directors, and (3) provide for reimbursement of reasonable expenses incurred in the performance of the directors duties, including the expense of traveling to and from board meetings.

Section 3.13. Directors Assent. A director of the corporation who is present and is announced as present at a meeting of the board of directors or of a committee of the board of which he or she is a member, at which meeting action on any corporate matter is taken, shall be deemed to have assented to the action taken unless (1) the director objects at the beginning of the meeting (or promptly upon his or her arrival) to holding the meeting or transacting business at the meeting; (2) the director dissents or abstains from an action taken and minutes of the meeting are prepared that show such dissent or abstention; (3) the director delivers written notice that complies with the provisions of chapter 180 of his or her dissent or abstention to the presiding officer of the meeting before the meetings adjournment or to the corporation immediately after the adjournment; or (4) the director dissents or abstains from an action taken, minutes of the meeting are prepared that fail to show the directors dissent or abstention, and the director delivers to the corporation a written notice of that failure that complies with the provisions of chapter 180 promptly after receiving the minutes. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

Section 3.14. Committees. The board of directors may create and appoint members to one or more committees, by a resolution approved by the greater of the following: (l)a majority of the directors in office when the action is taken, or (2) the number of directors required to take action under Section 3.09 of these bylaws. Each committee shall consist of two or more directors and shall, unless otherwise provided by the board of directors, serve at the pleasure of the board of directors. To the extent provided in the resolution as initially adopted and as thereafter supplemented or amended by further resolution adopted by a like vote, each committee shall have and may exercise, when the board of directors is not in session, the powers of the board of directors in the management of the corporations business and affairs, except that a committee may not (1) authorize distributions; (2) approve or propose to shareholders action requiring shareholder approval; (3) appoint the principal officers; (4) amend articles of incorporation, or amend, adopt, or repeal bylaws; (5) approve a plan of merger not requiring shareholder approval; (6) authorize or approve reacquisition of shares except by a formula or method approved or prescribed by the board of directors; (7) authorize or approve the issuance or sale or contract for sale of shares or determine the designation and relative rights, preferences, and limitations of a class or series of shares, except that the board of directors may authorize a committee or a senior executive officer of the corporation to do so within limits prescribed by the board of directors; or (8) fill vacancies on the board of directors or on committees created pursuant to this section, unless the board of directors, by resolution, provides that committee vacancies may be filled by a majority of the remaining committee members. The board of directors may elect one or more of its members as alternate members of any such committee who may take the place of any absent member or members at any meeting of the committee, upon the request of the president or of the chairperson of the meeting. Each committee shall fix its own rules governing the conduct of its activities and shall make such report of its activities to the board of directors as the board may request.

Section 3.15. Action Without a Meeting. Any action required or permitted by the articles of incorporation, these bylaws, or any provision of chapter 180 to be taken by the board of directors at a board meeting may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the directors entitled to vote on the subject matter of the action and retained in the corporate records. Action taken pursuant to written consent shall be effective when the last director signs the consent or upon such other effective date as is specified in the consent.

ARTICLE 4

Officers

Section 4.01. Number and Titles. The corporations principal officers shall be a president, one or more vice-presidents periodically determined by the board of directors, a secretary, and a treasurer, each of whom shall be appointed by the board. There may, in addition, be a chairperson or co-chairperson of the board, whenever the board shall see fit to cause such office or offices to be filled. If there is more than one vice-president, the board may establish designations for the vice-presidencies to identify their functions or their order. The same natural person may simultaneously hold more than one office.

Section 4.02. Appointment, Tenure, and Compensation. The officers shall be appointed by the board of directors, or to the extent authorized in these bylaws, by another duly appointed officer. Each officer shall hold office until his or her successor shall have been duly appointed or until the officers prior death, resignation, or removal. The board of directors or a duly authorized committee of the board shall fix the compensation of each officer, if any.

Section 4.03. Additional Officers, Agents, etc. In addition to the officers referred to in Section 4.01 of these bylaws, the corporation may have such other officers, assistants to officers, acting officers, and agents as the board of directors may deem necessary and may appoint. Each such person shall act under his or her appointment for such period, have such authority, and perform such duties as may be provided in these bylaws, or as the board may from time to time determine. The board of directors may delegate to any officer the power to appoint any subordinate officers, assistants to officers, acting officers, or agents. In the absence of any officer, or for any other reason the board of directors may deem sufficient, the board may delegate, for such time as the board may determine, any or all of an officers powers and duties to any other officer or to any director.

Section 4.04. Removal. The board of directors may remove any officer or agent, but the removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment shall not of itself create contract rights. An officer may remove, with or without cause, any officer or assistant officer who was appointed by that officer.

Section 4.05. Resignations. Any officer may resign at any time by giving written notice to the corporation, the board of directors, the president, or the secretary. Any such resignation shall take effect when the notice of resignation is delivered, unless the notice specifies a later effective date and the corporation accepts the later effective date. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective.

Section 4.06. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, or other reason shall be filled in the manner prescribed for regular appointments to the office.

Section 4.07. Powers, Authority, and Duties. Officers of the corporation shall have the powers and authority conferred and the duties prescribed by the board of directors or the officer who appointed them in addition to and to the extent not inconsistent with those specified in other sections of this Article 4.

Section 4.08. The Chairperson of the Board. The chairperson of the board of directors, if and while there is an incumbent of the office, shall preside at all shareholders and directors meetings at which he or she is present. The chairperson of the board shall have and exercise general supervision over the conduct of the corporations affairs and over its other officers, subject, however, to the boards control. The chairperson of the board of directors shall from time to time report to the board all matters within his or her knowledge that the corporations interests may require to be brought to the boards notice.

Section 4.09. The President. If and while there is no incumbent in the office of the chairperson of the board of directors, and during the chairs absence or disability, the president shall have the duties and authority specified in Section 4.08 of these bylaws. The president shall be the corporations chief executive officer and, subject to the board of directors control, shall:

1. superintend and manage the corporations business;

2. coordinate and supervise the work of its other officers (except the chairperson of theboard);

3. employ, direct, fix the compensation of, discipline, and discharge its employees;

4. employ agents, professional advisors, and consultants;

5. perform all functions of a general manager of the corporations business;

6. have authority to sign, execute, and deliver in the corporations name all instruments either when specifically authorized by the board of directors or when required or deemed necessary or advisable by the president in the ordinary conduct of the corporations normal business, except in cases where the signing and execution of the instruments shall be expressly delegated by these bylaws or by the board to some other officers} or agents) of the corporation or shall be required by law or otherwise to be signed or executed by some other officer or agent; and

7. in general, perform all duties incident to the office of the president and such other duties as from time to time may be assigned to him or her by the board of directors.

Section 4.10. The Vice-Presidents. In the presidents absence, or in the event of his or her death or inability or refusal to act, or if for any reason it shall be impractical for the president to act personally, the vice-president (or, if there is more than one vice-president, the vice-presidents in the order designated by the board of directors or, in the absence of any designation, in the order of their appointment) shall perform the duties of the president and, when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Each vice-president shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the president or by the board of directors. The execution of any instrument of the corporation by any vice-president shall be conclusive evidence, as to third parties, of his or her authority to act in the presidents place.

Section 4.11. The Secretary. The secretary shall:

1. keep any minutes of the shareholders and of the board of directors and its committees in one or more books provided for that purpose;

2. see that all notices are duly given in accordance with these bylaws or as required by law;

3. be custodian of the corporations corporate records and see that the books, reports, statements, certificates, and all other documents and records required by law are properly kept and filed;

4. have charge, directly or through such transfer agent or agents and registrar or registrars as the board of directors may appoint, of the issue, transfer, and registration of certificates for shares in the corporation and of the records thereof, such records to be kept in such manner as to show at any time the number of shares in the corporation issued and outstanding, the manner in which and time when such shares were paid for, the names and addresses of the shareholders of record, the numbers and classes of shares held by each, and the time when each became a shareholder;

5. exhibit at reasonable times upon the request of any director the records of the issue, transfer, and registration of the corporations share certificates, at the place where those records are kept, and have these records available at each shareholders meeting; and

6. in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the board of directors or the president.

Section 4.12. The Treasurer. The treasurer shall:

1. have charge and custody of, and be responsible for, all of the corporations funds and securities; receive and give receipts for monies due and payable to the corporation from any source whatsoever; deposit all such monies in the corporations name in such banks, financial institutions, trust companies, or other depositories as shall be selected in accordance with the provisions of Section 5.04 of these bylaws; cause such funds to be disbursed by checks or drafts on the corporations authorized depositories, signed as the board of directors may require; and be responsible for the accuracy of the amounts of, and cause to be preserved proper vouchers for, all monies disbursed;

2. have the right to require from time to time reports or statements giving such information as he or she may desire with respect to any and all of the corporations financial transactions from the officers, employees, or agents transacting the same;

3. keep or cause to be kept, at the corporations principal office or such other office or offices as the board of directors shall from time to time designate, correct records of the corporations funds, business, and transactions, and exhibit those records to any director of the corporation upon request at that office;

4. deliver to the board of directors, the chairperson of the board, or the president whenever requested an account of the corporations financial condition and of all his or her transactions as treasurer, and as soon as possible after the close of each fiscal year, make or cause to be made and submit to the board a like report for that fiscal year;

5. at each annual shareholders meeting or the meeting held in lieu thereof, furnish copies of the corporations most current financial statement to the shareholders and answer questions that may be raised regarding the statement; and

6. in general, perform all duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the board of directors or the president.

If required by the board of directors, the treasurer shall furnish a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the board shall determine.

ARTICLE 5

Contracts, Loans, Checks, and Deposits

Section 5.01. Contracts. The board of directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute or deliver any instrument in the corporations name and on its behalf. The authorization may be general or confined to specific instruments. When an instrument is so executed, no other party to the instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers, or agent or agents.

Section 5.02. Loans. No indebtedness for borrowed money shall be contracted on the corporations behalf and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the board of directors. The authorization may be general or confined to specific instances.

Section 5.03. Checks, Drafts, etc. All checks, drafts, or other orders for the payment of money, or notes or other evidences of indebtedness issued in the corporations name, shall be signed by such officer or officers, or agent or agents, of the corporation and in such manner as shall from time to time be determined by or under the authority of a resolution of the board of directors.

Section 5.04. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the corporations credit in such banks, trust companies, or other depositories as may be selected by or under the authority of a resolution of the board of directors.

ARTICLE 6

Voting of Securities Owned by the Corporation

Section 6.01. Authority to Vote. Any shares or other securities issued by any other corporation and owned or controlled by the corporation may be voted at any meeting of the issuing corporations security holders by the president of this corporation if he or she be present, or in his or her absence by any vice-president of the corporation who may be present.

Section 6.02. Proxy Authorization. Whenever, in the judgment of the president, or in his or her absence, of any vice-president, it is desirable for the corporation to execute a proxy appointment or written consent with respect to any shares or other securities issued by any other corporation and owned by the corporation, the proxy appointment or consent shall be executed in the corporations name by the president or one of the vice-presidents of the corporation, without necessity of any authorization by the board of directors, countersignature, or attestation by another officer. Any person or persons designated in this manner as the corporations proxy or proxies shall have full right, power, and authority to vote the shares or other securities issued by the other corporation and owned by the corporation in the same manner as the shares or other securities might be voted by the corporation.

ARTICLE 7

Contracts Between the Corporation and Related Persons

Any contract or other transaction between the corporation and one or more of its directors, or between the corporation and any entity of which one or more of its directors are members or employees or in which one or more of its directors are interested, or between the corporation and any corporation or association of which one or more of its directors are shareholders, members, directors, officers, or employees or in which one or more of its directors are interested, shall not be voidable by the corporation solely because of the directors interest, whether direct or indirect, in the transaction if:

1. the material facts of the transaction and the directors interest were disclosed or known to the board of directors or a committee of the board of directors, and a majority of disinterested members of the board of directors or committee authorized, approved, or specifically ratified the transaction; or

2. the material facts of the transaction and the directors interest were disclosed or known to the shareholders entitled to vote, and a majority of the shares held by disinterested shareholders authorized, approved, or specifically ratified the transaction: or

3. the transaction was fair to the corporation.

For purposes of this Article 7, a majority of directors having no direct or indirect interest in the transaction shall constitute a quorum of the board or a committee of the board acting on the matter, and a majority of the shares entitled to vote on the matter, whether or not present, and other than those owned by or under the control of a director having a direct or indirect interest in the transaction, shall constitute a quorum of the shareholders for the purpose of acting on the matter.

ARTICLE 8

Certificates for Shares and Their Transfer

Section 8.01. Certificates for Shares. Certificates representing shares in the corporation shall, at a minimum, state on their face all of the following: (1) the name of the issuing corporation and that it is organized under the laws of the state of Wisconsin; (2) the name of the person to whom issued; and (3) the number and class of shares and the designation of the series, if any, that the certificate represents. The share certificates shall be signed by the president or any vice-president and by the secretary or any assistant secretary or any other officer or officers designated by the board of directors. If the corporation is authorized to issue different classes of shares or different series within a class, the certificate may contain a summary of the designations, relative rights, preferences, and limitations applicable to each class, and the variations in rights, preferences, and limitations determined for each series and the authority of the board of directors to determine variations for future series. If the certificate does not include the above summary on the front or back of the certificate, it must contain a conspicuous statement that the corporation will furnish the shareholder with the above-described summary information in writing, upon request and without charge. A record shall be kept of the name of the owner or owners of the shares represented by each certificate, the number of shares represented by each certificate, the date of each certificate, and in case of cancellation, the date of cancellation. Every certificate surrendered to the corporation for exchange or transfer shall be cancelled, and no new certificate or certificates shall be issued in exchange for any existing certificates until the existing certificates shall have been so cancelled, except in cases provided for in Section 8.08 of these bylaws.

Section 8.02. Shares Without Certificates. The board of directors may authorize the issuance of any shares of any of its classes or series without certificates. The authorization does not affect shares already represented by certificates until the certificates are surrendered to the corporation. Within a reasonable time after the issuance or transfer of shares without certificates, the corporation shall send the shareholder a written statement that includes (1) all of the information required on share certificates and (2) any transfer restrictions applicable to the shares.

Section 8.03. Facsimile Signatures. The share certificates may be signed manually or by facsimile.

Section 8.04. Signature by Former Officer. If an officer who has signed or whose facsimile signature has been placed upon any share certificate shall have ceased to be an officer before the certificate is issued, the corporation may issue the certificate with the same effect as if he or she were an officer at the date of its issue.

Section 8.05. Consideration for Shares. The corporations shares may be issued for such consideration as shall be fixed from time to time by the board of directors. The consideration to be paid for shares may be paid in cash, promissory notes, tangible or intangible property, or services performed or contracts for services to be performed for the corporation. When the corporation receives payment of the consideration for which shares are to be issued, the shares shall be deemed fully paid and nonassessable by the corporation. Before the corporation issues shares, the board of directors shall determine that the consideration received or to be received for the shares is adequate. The board of directors determination is conclusive as to the adequacy of consideration for the issuance of shares relative to whether the shares are validly issued, fully paid, and nonassessable.

Section 8.06. Transfer of Shares. Transfers of shares in the corporation shall be made on the corporations books only by the registered shareholder, by his or her legal guardian, executor, or administrator, or by his or her attorney authorized by a power of attorney duly executed and filed with the corporations secretary or with a transfer agent appointed by the board of directors, and on surrender of the certificate or certificates for the shares. Where a share certificate is presented to the corporation with a request to register for transfer, the corporation shall no the registration of transfer if (1) there were on or with the certificate the necessary endorsements, and (2) the corporation had no duty to inquire into adverse claims or has discharged the duty. The corporation may require reasonable assurance that the endorsements are genuine and effective in compliance with such other regulations as may be prescribed by or under the board of directors authority. The person in whose name shares stand on the corporations books shall, to the fall extent permitted by law, be deemed the owner of the shares for all purposes.

Section 8.07. Restrictions on Transfer. Restrictions on transfer of the corporations shares shall be noted conspicuously on the front or back of the share certificate or contained in the information statement required by Section 8.02 of these bylaws for shares without certificates. A transfer restriction is valid and enforceable against the holder or a transferee of the holder only if the transfer restriction is authorized by law, and the existence of the restriction is noted on the certificate or is contained in the information statement, as set forth above. Unless so noted, a transfer restriction is not enforceable against a person who does not know of the transfer restriction.

Section 8.08. Lost, Destroyed, or Stolen Certificates. If an owner claims that his or her share certificate has been lost, destroyed, or wrongfully taken, a new certificate shall be issued in place of the original certificate if the owner (1) so requests before the corporation has notice that the shares have been acquired by a bona fide purchaser; (2) files with the corporation a sufficient indemnity bond if required by the board of directors; and (3) satisfies such other reasonable requirements as may be prescribed by or under the authority of the board of directors.

ARTICLE 9

Inspection of Records by Shareholders

Section 9.01. Inspection of Bylaws. Any shareholder is entitled to inspect and copy the corporations bylaws during regular business hours at the corporations principal office. The shareholder must give written notice in accordance with the provisions of chapter 180 at least five business days before the date of inspection.

Section 9.02. Inspection of Other Records. Any shareholder who holds at least five percent of the corporations outstanding shares or who has been a shareholder for at least six months shall have the right to inspect and copy during regular business hours at a reasonable location specified by the corporation any or all of the following records: (1) excerpts from any minutes or records the corporation is required to keep as permanent records; (2) the corporations accounting records; or (3) the record of shareholders or, at the corporations discretion, a list of the corporations shareholders compiled no earlier than the date of the shareholders demand. The shareholders demand for inspection must be made in good faith and for a proper purpose and by delivery of written notice, given in accordance with the provisions of chapter 180 at least five business days before the date of inspection, staling the purpose of the inspection and the records directly related to that purpose desired to be inspected.

ARTICLE 10

Distributions and Share Acquisitions

The board of directors may make distributions to its shareholders or purchase or acquire any of its shares, provided that (1) after the distribution, purchase, or acquisition the corporation will be able to pay its obligations as they become due in the usual course of its business, and (2) the distribution, purchase, or acquisition will not cause the corporations assets to be less than its total liabilities plus the amount necessary to satisfy, upon distribution, the preferential rights of shareholders whose rights are superior to those receiving the distribution.

ARTICLE 11

Indemnification

The corporation shall, to the fullest extent authorized by chapter 180, indemnify any director or officer of the corporation against reasonable expenses and against liability incurred by a director or officer in a proceeding in which he or she was a party because he or she was a director or officer of the corporation. These indemnification rights shall not be deemed to exclude any other rights to which the director or officer may otherwise be entitled. The corporation shall, to the fullest extent authorized by chapter 180, indemnify any employee who is not a director or officer of the corporation, to the extent the employee has been successful on the merits or otherwise in defense of a proceeding, for all reasonable expenses incurred in the proceeding if the employee was a party because he or she was an employee of the corporation. The corporation may, to the fullest extent authorized by chapter 180, indemnify, reimburse, or advance expenses of directors or officers.

ARTICLE 12

Amendments

Section 12.01. By Shareholders. The shareholders may amend or repeal these bylaws or adopt new bylaws at any annual or special shareholders meeting.

Section 12.02. By Directors. The board of directors may amend or repeal these bylaws or adopt new bylaws; but no bylaw adopted or amended by the shareholders shall be amended or repealed by the board if the bylaw so adopted so provides.

AGREEMENT TO SUBSCRIBE FOR SHARES

OF

JULICO. Inc.

The undersigned subscribes for (specify number) shares of the corporations Common stock (the "shares") for the sole consideration of (specify consideration agreed to). The corporation may accept this subscription on or before December 1, 1999, by delivering written notice of acceptance to the undersigned.

Upon the acceptance of this subscription, the undersigned shall promptly deliver to the corporation (specify consideration agreed to), and the corporation shall simultaneously deliver to the undersigned (a certificate/certificates) for the shares. The undersigned warrants, represents, and covenants that:

1. (He/She/It) understands that the shares have not been registered under the Securities Act of 1933 (the "Act") or under the Wisconsin Uniform Securities Law or any other applicable state securities laws, by reason of their issuance in a transaction exempt from the registration requirements of these statutes.

2. (He/She/It) will not transfer or otherwise dispose of the shares in the absence of (a) an effective registration statement for the shares under the Act and applicable state securities laws or (b) an opinion of counsel satisfactory to the corporation and its counsel to the effect that the proposed transfer will not violate the Act or applicable state securities laws. The shares will contain a legend setting forth this restriction.

3. (He/She/It) is purchasing the shares for investment for (his/her/its) own account, not on behalf of others, and not with a view to resell or otherwise distribute the shares; and (he/she/it) understands that there is no market for the shares.

4. (He/She/It) is capable of evaluating the merits and risks of an investment in the shares, and (his/her/its) financial condition is presently adequate to bear the economic risks of such an investment.

5. (He/She/It) and (his/her/its) representatives, if any, have been furnished with all requested materials relating to the corporation and its (proposed) business activities and have been afforded the opportunity to (a) ask questions of, and receive answers from, the corporations authorized representatives concerning these materials and (b) obtain any additional information necessary to verify the accuracy of any representations or information provided to (him/her/it).

6. No representations or warranties of any nature have been made to the undersigned regarding the ultimate economic or tax consequences of (his/her/its) investment in the shares, and (he/she/it) is relying solely upon (his/her/its) evaluation of these matters or upon the advice of (his/her/its) independent advisors.

7. (He/She/It) shall enter into a shareholders agreement (approved as to form and substance by (all/a majority/___%) of the corporations shareholders/in the form attached hereto as Exhibit A) restricting the disposition of the shares.

Dated: (date)

/s/

(Shareholders name,

address, and telephone, fax,

and Social Security numbers)

EXHIBIT D

(Essex)

Charter and By-laws

ARTICLES OF INCORPORATION

OF

ESSEX INDUSTRIES INCORPORATED

We hereby associate to form a stock corporation under the provisions of Chapter 9 of Title 13.1 of the Code of Virginia, and to that end set forth the following:

FIRST: The name of the corporation is ESSEX INDUSTRIES, INCORPORATED.

SECOND: The purpose or purposed for which the corporation is organized is to engage in the manufacture and production of lumber and lumber products, and the transaction of any or all lawful business, not required to be specifically stated in these Articles of Incorporation, for which corporations may be incorporated under the Virginia stock Corporation Act.

THIRD: The aggregate number of shares which the corporation shall have the authority to issue shall be 5,000, which shall consist of one class only, known as common shares. The par value shall be $1.00 per share.

FOURTH: The address of the initial registered office of the corporation is 4906 Fitzhugh Avenue, Suite 201, Richmond, Virginia 23230 (Henrico County, Virginia). The name of the initial registered agent is Nathan A. Nelson, Jr., who is a resident of Virginia and is a member of the Virginia State Bar, and whose business address is the same as that of the initial registered office.

FIFTH: The number of directors constituting the initial board of directors is one and the name and address of the person who is to serve as the initial director is as follows:

Charles E. Weeden

Box 107-A

Bruington, Virginia 23023

SIXTH: The duration of the corporation is perpetual.

WITNESS the following signature and seal this 21st day of January, 1988.

/s/

Incorporator

BY-LAWS

OF

ESSEX INDUSTRIES, INCORPORATED

ARTICLE I

Meeting of Shareholders

    Place of Meetings. All meetings of the shareholders shall be held at such place, either within or without the State of Virginia, as may be stated in the notice of meeting.

    Annual Meetings. The annual meeting of the shareholders, for the election of Directors and transaction of such other business as may come before the meeting, shall be held in each year on the first Monday of February (beginning in 1989), if that day is not a legal holiday. If that day is a legal holiday, the annual meeting shall be held on the next succeeding day not a legal holiday.

    Special Meeting. Special meetings of the shareholders for any purpose or purposes may be called at any time by the Chairman of the Board or the President, by a majority of the Board of Directors, or by shareholders together holding at least one-tenth of the number of shares of capital stock of the Corporation at the time outstanding and entitled to vote with respect to the business to be transacted at such meetings. At a special meeting no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting.

    Notice of Meetings. Written or printed notice staling the place, day and hour of every meeting of the shareholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be mailed not less than ten nor more than fifty days before the date of the meeting (except as a different time is specified below) to each shareholder of record entitled to vote at such meeting, at his address which appears in the stock transfer books of the Corporation. Notice of a shareholders meeting to act on an amendment of the Articles of Incorporation or on a reduction of stated capital or on a plan of merger, consolidation or exchange shall be given in the manner provided above not less than 25 nor more than 50 days before the date of the meeting. Any such notice shall be accompanied by a copy of the proposed amendment or plan of reduction or merger, consolidation or exchange. Such further notice shall be given as may be required by law, but meetings may be held without notice if all the shareholders entitled to vote at the meeting are present in person or by proxy or if notice is waived in writing by those not present either before or after the meeting. The shareholder may act without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof either before or after such action.

    Quorum. Any number of shareholders together holding at least a majority of the outstanding shares of capital stock who shall be present in person or represented by proxy at any meeting duly called, shall constitute a quorum for the transaction of business. If less than a quorum shall be in attendance at the time for which a meeting shall have been called, the meeting may be adjourned from time to time by a majority of the shareholders present or represented by proxy without notice other than by announcement at the meeting until a quorum shall attend.

    Voting. At any meeting of the shareholders each shareholder of a class entitled to vote on any matter coning before the meeting shall, as to such matter, have one vote, in person or by proxy, for each share of capital stock of such class standing in his or her name on the books of the Corporation on the date, not more than fifty days prior to such meeting, fixed by the Board of Directors, for the purpose of determining shareholders entitled to vote, as the date on which the stock transfer books of the Corporation are to be closed or as the record date. Every proxy shall be in writing, dated and signed by the stockholder entitled to vote or his duly authorized attorney in fact.

    Chairman of Meetings. The Chairman of the Board, if there is one, shall preside over all meetings of the shareholders. If he is not present, or there is none in office, the President shall preside. If neither the Chairman of the Board nor the President is present, a Vice President shall preside, or, if none is present, a Chairman shall be elected by the meeting. The Secretary of the corporation shall act as Secretary of all the meetings, if he is present. If he is not present, the Chairman shall appoint a Secretary of the meeting.

1.8 Inspectors. An appropriate number of inspectors for any such meeting of shareholders may be appointed by the Chairman of such meeting. Inspectors so appointed shall open and close the polls, shall receive and take charge of proxies and ballots, and shall decide all questions as to the qualifications of voters, validity of proxies and ballots, and the number of votes properly cast.

ARTICLE 2

Directors

    General Powers. The property, affairs and business of the Corporation shall be managed by the Board of Directors, and, except as otherwise expressly provided by law, the Articles of Incorporation or these by-laws, all of the powers of the Corporation shall be vested in such Board.

    Number of Directors, The number of Directors of the Corporation shall be at least one, but no more than ten. This number may be increased ordecreased from time to time by amendment to the by-laws, provided that no decrease in number shall have the effect of shortening the term of any incumbent Director.

    Election and Removal of Directors; Quorum.

  Directors shall be elected at each annual meeting of shareholders to succeed those Directors whose terms have expired and to fill any vacancies then existing.

  Directors shall hold their offices for terms of one year and until their successors are elected. Any Director may be removed from office at a meeting called expressly for that purpose by the vote of shareholders holding a majority of the shares entitled to vote at an election of Directors.

  Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of the majority of the remaining Directors though less than a quorum of the Board, and the term of office of any Director so elected shall expire on the date fixed for the expiration of the term of office of the Director to which such Director was so elected.

  A majority of the number of Directors elected and serving at the time of any meeting shall constitute a quorum for the transaction of business. The act of a majority of Directors present at a meeting which a quorum is present shall be the act of the Board of Directors. Less than a quorum may adjourn any meeting.

    Meeting of Directors. An annual meeting of the Board of Directors shall be held as soon as practical after tile adjournment of the annual meeting of shareholders at the same place as such annual meeting of shareholders was held. Other meetings of the Board of Directors shall be held at places within or without the State of Virginia and at times fixed by resolution of the Board, or upon call of the Chairman of the Board, the President or any two of the Directors. The Secretary or officer performing the Secretarys duties shall give not less than twenty-four hours notice, by letter, telegraph or telephone, of all meetings of the Board of Directors, provided that notice need not be given of the annual meeting or of regular meetings held at times and places fixed in accordance with these by-laws. Meetings may be held at any time without notice if all of the Directors are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board need not state the purpose of the meeting. The Board of Directors may participate in a meeting by means of a conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other. A written record shall be made of the action taken at any such meeting. The Directors may act without a meeting if a consent in writing setting forth the action so taken shall be signed by all of the Directors either before or after such action.

ARTICLE 3

Committees

3.1 Executive Committee. The Board of Directors, by resolution adopted by a majority of the number of Directors fixed by these by-laws, may elect an Executive Committee, which shall consist of not less than two Directors, including the President. When the Board of Directors is not in session, the Executive Committee shall have all power vested in the Board of Directors by law, by the Articles of Incorporation, or by these by-laws, provided that the Executive Committee shall not have power to approve an amendment to the Articles of Incorporation or a plan of merger or consolidation, to approve a plan of exchange under which the Corporation would be acquired or the voluntary dissolution of the Corporation, or to take any other action prohibited by law or by express resolution of the Board of Directors. The Executive Committee shall report at the next regular or special meeting of the Board of Directors all action which the Executive Committee may have taken on behalf of the Board since the last regular or special meeting of the Board of Directors.

3.2 Other Committees. The Board of Directors, by resolution dull adapted, may establish such other standing or special committees of the Boom as it may deem advisable; and the members, terms and authority of such committees shall be as set forth in the resolutions establishing the same.

3.3 Meetings. Regular and Special Meetings of any Committee established pursuant to this Article may be called and held subject to the same requirements with respect to time, place and notice as are specified in these by-laws for regular and special meetings of the Board of Directors.

3.4 Quorum and Manner of Acting. A majority of the members of any Committee serving at the time of any meeting thereof shall constitute a quorum for the transaction of business at such meeting, the action of a majority of those members present at a Committee meeting at which a quorum is present shall constitute the act of the Committee.

3.5 Term of Office. Members of any Committee shall be elected as above provided and shall hold office until their successors are elected by the Board of Directors or until such Committee is dissolved by the Board of Directors.

3.6 Resignation and Removal. Any member of a Committee may resign at any time by giving written notice of his intention to do so to the President or the Secretary of the Corporation, or may be removed, with or without cause, at any time by such vote of the Board of Directors as would suffice for his election.

3.7 Vacancies. Any vacancy occurring in a Committee resulting from any cause may be filled by the Board of Directors.

ARTICLE 4

Officers

    Election of Officers; Term. The officers of the Corporation shall consist of a President, Secretary and a Treasurer. Other officers, including a Chairman of the Board, vice-president and assistant and subordinate officers, may from time to time be elected by the Board of Directors. All officers shall hold office until their successors are elected, the President shall be chosen from among the Directors. Any two or more offices may be held by the same person except the offices of President and Secretary. If there is only one shareholder such shareholder may hold all offices.

    Removal of Officers; Vacancies. Any officer of the Corporation may be removed summarily with or without cause, at any time, by the Board of Directors. Vacancies may be filled by the Board of Directors.

    Duties. The officers of the Corporation shall have such duties a generally pertain to their offices, respectively, as well as such powers and duties as are prescribed by law or are hereinafter provided or as from time to time shall be conferred by the Board of Directors. Hie Board of Directors may require any officer to give such bond for the faithful performance of his duties as the Board may see fit.

    Compensation. The Board of Directors shall have authority to fix the compensation of all officers of the Corporation.

ARTICLE 5

Capital Stock

    Certificates, The shares of capital stock of the Corporation shall be evidenced by certificates in forms prescribed by the Board of Directors and executed in any manner permitted by law and stating thereon the information required by law. Transfer agents and/or registrars for one or more classes of the stock of the Corporation may be appointed by the Board of Directors and may be required to countersign certificates representing stock of such class or classes. If any officer whose signature or facsimile thereof shall have been used on a stock certificate shall for any reason cease to be an officer of the Corporation and such certificate shall not then have been delivered by the Corporation, the Board of Directors may nevertheless adopt such certificates and it may then be issued and delivered as though such persons had not ceased to be an officer of the Corporation.

    Lost. Destroyed and Mutilated Certificates. Holders of the stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificates therefor, and the Board of Directors may in its discretion cause one or more new certificates for the same number of shares in the aggregate to be issued to such Shareholder upon the surrender of the mutilated certificate or upon satisfactory proof of such loss or destruction, and the deposit of a bond in such form and amount and with such surety as the Board of Directors may require.

    Transfer of Stock, The stock of the Corporation shall be transferable or assignable only on the books of the Corporation by the holders in person or by attorney on surrender of the Certificate for such shares duly endorsed and, if sought to be transferred by attorney, accomplished by a written power of attorney to have the same transferred on the books of the Corporation. The Corporation will recognize, however, the exclusive right of the person registered on its books as the owner of shares to receive dividends and to vote as such owner.

    Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty days. In lieu of closing the stock transfer books. The Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than fifty days prior to the date on which the particular action, requiring such determination of shareholder, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date en which notices of the meeting are mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

ARTICLE 6

Indemnity of Officers and Directors.

Each Director and officer shall be indemnified by the Corporation against liabilities, fines, penalties and claims imposed upon or asserted against him (including amounts paid in settlement) by reason of having been such a Director or officer, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him in connection therewith, except in relation to matters as to which he shall have been finally adjudged to be liable by reason of having been guilty of gross negligence or willful misconduct in the performance of his duty as Director or officer, in the event of any other judgment against such Director or officer or in the event of settlement, the indemnification shall be made only if the Corporation shall be advised, in case none of the persons involved shall be or have been a Director of the Corporation, by the Board of Directors, and otherwise by independent counsel to be appointed by the Board of Directors, that in its or his opinion such Director or officer was not guilty of gross negligence or willful misconduct in the performance of his duty, and, in the event of a settlement, that such settlement was, or if still to be made is, in the best interests of the Corporation. If the determination is to be made by the Board of Directors, it may rely, as to all questions of law, on the advice of independent counsel. Every reference herein to Director or officer shall include every Director or officer or former Director or officer of the Corporation and every person who may be served at its request as a Director or officer of another corporation in which the Corporation owns shares of stock or of which it is a creditor or, in case of nonstock corporation, to which the Corporation contributes and, in all such cases, his executors and administrators. The right of indemnification hereby provided shall not be exclusive of any other rights to which any Director or officer may be entitled.

ARTICLE 7

Miscellaneous Provisions

    Checks. Notes and Drafts. Checks, notes, drafts and other orders for the payment of money shall be signed by such persons as the Board of Directors from time to time may authorize. When the Board of Directors so authorizes, however, the signature of any such person may be a facsimile.

    Amendment of By-Laws. Unless prohibited by the Articles of incorporation, these by-laws may be amended or altered at any meeting of the Board of Directors by affirmative vote of a majority of the number of Directors fixed by these by-laws. The shareholders entitled to vote in respect of the election of Directors, however, shall have the power to rescind, amend, alter or repeal any by-laws and to enact by-laws which, if expressly so provided, may not be amended, altered or repealed by the Board of Directors.

    Seal. The seal of the Corporation shall consist of a flat-faced circular die, of which there may be any number of counterparts, on which there shall be engraved the word "Seal" and the name of the Corporation.

EXHIBIT E

(FirstAccess Partners Inc.)

Charter and By-laws

RECEIVED - DEPT OF

FINANCIAL INSTITUTIONS

STATE OF WISCONSIN

1999 SEP 16 AM 10:07

ARTICLES OF INCORPORATION

OF

FirstAccess Partners, Inc.

The undersigned incorporator hereby adopts the following articles of incorporation for the purpose of forming a corporation (the "corporation") under the Wisconsin Business Corporation Law, chapter 180 of the Wisconsin Statutes ("chapter 180").

ARTICLE I

Name

The name of the corporation is FirstAccess Partners, Inc.

ARTICLE 2

Authorized Shares

The aggregate number of shares that the corporation shall have authority to issue is 9,000. The corporations authorized shares shall consist of one class only and shall be designated as common stock ("common stock"). Each share of common stock shall have a par value of $1.00.

ARTICLE 3

Registered Office and Registered Agent

The street address of the corporations initial registered office is 13255 West Bluemound Road, Suite 203, Brookfield, Wisconsin 53005. The name of the corporations initial registered agent at this address is L. John Ratzel, Jr.

ARTICLE 4

Incorporator

The name and address of the incorporator of the corporation is L. John Ratzel, Jr., 13255 West Bluemound Road, Suite 203, Brookfield, Wisconsin 53005.

Dated: September 14,1999

_________________________________

L.John Ratzel, Jr.

Incorporator

This document was drafted by:

L. John Ratzel, Jr.

Jacobson & Ratzel

13255 West Bluemound Road

Brookfield, Wisconsin 53005

State Bar No. 1005497

WI-DFICORP

FILE ID# - 7030383

BYLAWS

OF

FirstAccess Partners, Inc.

Adopted September 22,1999

Article 1 Identification 1

Section 1.01 Name 1

Section 1.02 Principal and Business Offices 1

Section 1.03 Registered Agent and Office 1

Section 1.04 Place of Keeping Corporate Records 1

Article 2 Shareholders 2

Section 2.01 Annual Meeting 2

Section 2.02 Special Meetings 2

Section 2.03 Place of Meeting 2

Section 2.04 Notice of Meetings 2

Section 2.05 Waiver of Notice 2

Section 2.06 Fixing of Record Date 3

Section 2.07 Voting List 3

Section 2.08 Quorum and Voting Requirements 4

Section 2.09 Order of Business at Meetings 4

Section 2.10 Proxies 5

Section 2.11 Voting of Shares 5

Section 2.12 Voting of Shares by Certain Holders 5

(a) Other Corporations 6

(b) Legal Representatives and Fiduciaries 6

(c) Pledgees 6

(d) Minors 6

(e) Incompetents and Spendthrifts 6

(f) Joint Tenants 6

Section 2.13 Action Without a Meeting 6

Article 3 Board of Directors 8

Section 3.01 General Powers 8

Section 3.02 Election 8

Section 3.03 Number, Tenure, and Qualifications 8

Section 3.04 Regular Meetings 8

Section 3.05 Special Meetings 8

Section 3.06 Meetings by Electronic Means of Communication 8

Section 3.07 Notice of Meetings; Waiver Notice 9

Section 3.08 Quorum Requirement 9

Section 3.09 Voting Requirement 9

Section 3.10 Conduct of Meetings 9

Section 3.11 Vacancies 10

Section 3.12 Compensation and Expenses 10

Section 3.13 Directors Assent 10

Section 3.14 Committees 10

Section 3.15 Action Without a Meeting 11

Article 4 Officers 12

Section 4.01 Numbers and Titles 12

Section 4.02 Appointment, Tenure, and Compensation 12

Section 4.03 Additional Officers, Agents, etc. 12

Section 4.04 Removal 12

Section 4.05 Resignations 12

Section 4.06 Vacancies 13

Section 4.07 Powers, Authorities, and Duties 13

Section 4.08 The Chairperson of the Board 13

Section 4.09 The President 13

Section 4.10 The Vice-Presidents 14

Section 4.11 The Secretary 14

Section 4.12 The Treasurer 15

Article 5 Contracts, Loans, Checks, and Deposits 17

Section 5.01 Contracts 17

Section 5.02 Loans 17

Section 5.03 Checks, Drafts, etc. 17

Section 5.04 Deposits 17

Article 6 Voting of Securities Owned by the Corporation 18

Section 6.01 Authority to Vote 18

Section 6.02 Proxy Authorization 18

Article 7 Contracts Between the Corporation

and Related Persons 19

Article 8 Certificates for Shares and Their Transfer 20

Section 8.01 Certificates for Shares 20

Section 8.02 Shares Without Certificates 20

Section 8.03 Facsimile Signatures 20

Section 8.04 Signature by Former Officer 20

Section 8.05 Consideration for Shares 20

Section 8.06 Transfer of Shares 21

Section 8.07 Restrictions on Transfer 21

Section 8.08 Lost, Destroyed, or Stolen Certificates 21

Article 9 Inspection of Records by Shareholders 22

Section 9.01 Inspection of Bylaws 22

Section 9.02 Inspection of Other Records 22

Article 10 Distributions and Share Acquisitions 23

Article 11 Indemnification 24

Article 12 Amendments 25

Section 12.01 By Shareholders 25

Section 12.02 By Directors 25

ARTICLE 1

Identification

Section 1.01. Name. The corporations name is FirstAccess Partners, Inc. (the "corporation").

Section 1.02. Principal and Business Offices. The corporation may have such principal and other business offices, either within or outside the state of Wisconsin, as the board of directors may designate or as the corporations business may require from time to time.

Section 1.03. Registered Agent and Office. The corporations registered agent may be changed from time to time by or under the authority of the board of directors. The address of the corporations registered office may be changed from time to time by or under the authority of the board of directors, or by the registered agent. The business office of the corporations registered agent shall be identical to the registered office. The corporations registered office may be, but need not be, identical with the corporations principal office in the state of Wisconsin.

Section 1.04. Place of Keeping Corporate Records. The records and documents required by law to be kept by the corporation permanently shall be kept at the corporations principal office.

ARTICLE 2

Shareholders

Section 2.01. Annual Meeting. The annual shareholders meeting shall be held on the first Wednesday in June of each year at 10:00 oclock a.m., beginning with the year 2000, or at such other date and time within 30 days before or after this date as may be fixed by or under the authority of the board of directors, for the purpose of electing directors and transacting such other business as may come before the meeting. If the day fixed for the annual meeting is a legal holiday in Wisconsin, the meeting shall be held on the next succeeding business day.

Section 2.02. Special Meetings. Special shareholders meetings may be called (1) by the president, (2) by the board of directors or such other officers) as the board of directors may authorize from time to time, or (3) by the president or secretary upon the written request of the holders of record of at least 10% of all the votes entitled to be cast upon the matters) set forth as the purpose of the meeting in the written request. Upon delivery to the president or secretary of a written request pursuant to (3), above, stating the purpose(s) of the requested meeting, dated and signed by the persons entitled to request such a meeting, it shall be the duty of the officer to whom the request is delivered to give, within 30 days of such delivery, notice of the meeting to shareholders. Notice of any special meetings shall be given in the manner provided in Section 2.04 of these bylaws. Only FirstAccess business within the purpose described in the special meeting notice shall be conducted at a special shareholders meeting.

Section 2.03. Place of Meeting. The board of directors may designate any place, either within or outside the state of Wisconsin, as the place of meeting for any annual or special shareholders meeting or any adjourned meeting. If no designation is made by the board of directors, the place of meeting shall be the corporations principal office.

Section 2.04. Notice of Meetings. The corporation shall notify each shareholder who is entitled to vote at the meeting, and any other shareholder entitled to notice under chapter 180, of the date, time, and place of each annual or special shareholders meeting. In the case of special meetings, the notice shall also state the meetings purpose. Unless otherwise required by chapter 180, the meeting notice shall be given in writing not less than 10 days nor more than 60 days before the meeting date. Written notice, if mailed, is effective when mailed; and such notice may be addressed to the shareholders address shown in the corporations current record of shareholders. Written notice provided in any other manner is effective when received.

Section 2.05. Waiver of Notice. A shareholder may waive notice of any shareholders meeting at any time. The waiver must be in writing, contain the same information that would have been required in the notice (except that the time and place of the meeting need not be stated), be signed by the shareholder, and be delivered to the corporation for inclusion in the corporate records. A shareholders attendance at a meeting, in person or by proxy, waives objection to lack of notice or defective notice, unless the shareholder at the beginning of the meeting or promptly upon arrival objects to holding the meeting or transacting business at the meeting.

Section 2.06. Fixing of Record Date. For the purpose of determining shareholders of any voting group entitled to notice of or to vote at any shareholders meeting, shareholders entitled to demand a special meeting under Section 2.02 of these bylaws, or shareholders entitled to receive payment of any distribution or dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may fix a future date as the record date. The record date shall not be more than 70 days before the date on which the particular action requiring this determination of shareholders is to betaken. If no record date is so fixed by the board, the record date shall be as follows:

1. With respect to an annual shareholders meeting or any special shareholders meeting called by the board or any person specifically authorized by the board or these bylaws to call a meeting, at the close of business on the day before the first notice is delivered to shareholders

2. With respect to a special shareholders meeting demanded by the shareholders, on the date the first shareholder signs the demand

3. With respect to actions taken in writing without a meeting (pursuant to Section 2.13 of these bylaws), on the date the first shareholder signs a consent

4. With respect to determining shareholders entitled to a share dividend, on the date the board authorizes the share dividend

5. With respect to determining shareholders entitled to a distribution (other than a distribution involving a repurchase or reacquisition of shares), on the date the board authorizes the distribution

6. With respect to any other matter for which such a determination is required, as provided by law

When a determination of the shareholders entitled to vote at any shareholders meeting has been made as provided in this section, the determination shall apply to any adjournment of the meeting unless the board of directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

Section 2.07. Voting List. After fixing a record date for a meeting, the corporation shall prepare a list of the names of all of its shareholders who are entitled to notice of a shareholders meeting. The list shall be arranged by class or series of shares, if any, and show the address of and number of shares held by each shareholder. The corporation shall make the shareholders list available for inspection by any shareholder, beginning two business days after notice is given of the meeting for which the list was prepared and continuing to the meeting date, at the corporations principal office or at the place identified in the meeting notice in the city where the meeting will be held. A shareholder or his or her agent or attorney may, on written demand, inspect, and subject to any restrictions set forth in chapter 180, copy the list, during regular business hours and at his or her expense, during the period that it is available for inspection. The corporation shall make the shareholders list available at the meeting, and any shareholder or his or her agent or attorney may inspect the list at any time during the meeting or any adjournment.

Section 2.08. Quorum and Voting Requirements. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Except as otherwise provided by the articles of incorporation, these bylaws, or any provision of chapter 180, a majority of the votes entitled to be cast on the matter by the voting group shall constitute a quorum of that voting group for action on that matter. If a quorum exists, action on a matter (other than the election of directors under Section 3.02 of the bylaws) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the articles of incorporation, these bylaws, or any provision of chapter 180 requires a greater number of affirmative votes. Once a share is represented for any purpose at a meeting, other than for the purpose of objecting to holding the meeting or transacting business at the meeting, it is considered present for purposes of determining whether a quorum exists, for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting. At the adjourned meeting at which a quorum is represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Section 2.09. Order of Business at Meetings. The order of business at any shareholders meeting shall be as follows:

1. Roll call

2. Appointment of inspectors of election, if requested

3. Proof of proper notice of meeting or receipt of waiver of notice.

If a quorum is present, the meeting shall continue with the following items of business:

4. Approval of minutes of preceding meeting, unless dispensed with by unanimous consent

5. Board of directors report, if any

6. Officers reports, if any

7. Committee reports, if any

8. Election of directors, if necessary

9. Unfinished business, if any

10. New business, if any

The order of business at any meeting may, however, be changed by the vote of those persons in attendance, in accordance with Section 2.08 of these bylaws. The chairperson of the meeting may designate a corporate officer or any other person in attendance to keep and prepare minutes of the meeting.

Section 2.10. Proxies. At all shareholders meetings, a shareholder entitled to vote may vote in person or by proxy appointed in writing by the shareholder or by his or her duly authorized attorney-in-fact. A proxy appointment shall become effective when received by the secretary or other officer or agent of the corporation authorized to tabulate votes. Unless otherwise provided in the appointment form, a proxy appointment may be revoked at any time before it is voted, either by written notice filed with the secretary or other officer or agent of the corporation authorized to tabulate votes, or by oral notice given by the shareholder during the meeting. The presence of a shareholder who has filed his or her proxy appointment shall not of itself constitute a revocation. A proxy appointment shall be valid for 11 months from the date of its execution, unless otherwise provided in the appointment form. The board of directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxy appointments.

Section 2.11. Voting of Shares. Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a shareholders meeting, except as otherwise required by the articles of incorporation or by chapter 180.

Section 2.12. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in another corporations name may be voted either in person or by proxy, by the other corporations president or any other officer appointed by the president. A proxy appointment executed by any principal officer of the other corporation or such an officers assistant shall be conclusive evidence of the signers authority to act, in the absence of express notice to this corporation, given in writing to this corporations secretary, or other officer or agent of this corporation authorized to tabulate votes, of the designation of some other person by the other corporations board of directors or bylaws.

(b) Legal Representatives and Fiduciaries. Shares held by a personal representative, administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors , in a fiduciary capacity, may be voted by the fiduciary, either in person or by proxy, without transferring the shares into his or her name, provided that there is filed with the secretary, before or at the time of the meeting, proper evidence of the fiduciarys incumbency and the number of shares held. Shares standing in a fiduciarys name may be voted by him or her, either in person or by proxy. A proxy appointment executed by a fiduciary shall be conclusive evidence of the fiduciarys authority to give the proxy appointment, in the absence of express notice to the corporation, given in writing to the secretary or other officer or agent of the corporation authorized to tabulate votes, that this manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A shareholder whose shares are pledged shall be entitled to vote the shares until they have been transferred into the pledgees name, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(d) Minors. Shares held by a minor may be voted by the minor in person or by proxy appointment, and no such vote shall be subject to disaffirmance or avoidance unless before the vote the secretary or other officer or agent of the corporation authorized to tabulate votes has received written notice or has actual knowledge that the shareholder is a minor.

(e) Incompetents and Spendthrifts. Shares held by an incompetent or spendthrift may be voted by the incompetent or spendthrift in person or by proxy appointment, and no such vote shall be subject to disaffirmance or avoidance unless before the vote the secretary or other officer or agent of the corporation authorized to tabulate votes has actual knowledge that the shareholder has been adjudicated an incompetent or spendthrift or actual knowledge that judicial proceedings for appointment of a guardian have been filed.

(f) Joint Tenants. Shares registered in the names of two or more individuals who are named in the registration as joint tenants may be voted in person or by proxy signed by one or more of the joint tenants if either (1) no other joint tenant or his or her legal representative is present and claims the right to participate in the voting of the shares or before the vote files with the secretary or other officer or agent of the corporation authorized to tabulate votes a contrary written voting authorization or direction or written denial of authority of the joint tenant present or signing the proxy appointment proposed to be voted, or (2) all other joint tenants are deceased and the secretary or other officer or agent of the corporation authorized to tabulate votes has no actual knowledge that the survivor has been adjudicated not to be the successor to the interests of those deceased.

Section 2.13. Action Without a Meeting. Any action required or permitted by the articles of incorporation, these bylaws, or any provision of chapter 180 to be taken at a shareholders meeting may be taken without a meeting by the consent of those shareholders who would have the voting power to cast at a meeting not less than the minimum number (or, in the case of voting by voting groups, the minimum numbers) of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Action may not, however, be taken under this section with respect to an election of directors for which shareholders may vote cumulatively. The consent of the shareholders shall be effective when one or more written consents describing the action taken, signed by the number of shareholders sufficient to take the action, are delivered to the corporation for inclusion in the corporate records, unless some other effective date is specified in the consent. Within 10 days after action taken by the consent of shareholders pursuant to this bylaw becomes effective, the corporation shall give notice of the action to shareholders who would have been entitled to vote on the action if a meeting were held but whose shares were not represented on the written consent or consents. If the action to be taken requires that notice be given to nonvoting shareholders, the corporation shall give the nonvoting shareholders written notice of the proposed action at least 10 days before the action is taken, which notice shall comply with the provisions of chapter 180 and shall contain or be accompanied by the same material that would have been required to be sent to nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted to the shareholders.

ARTICLE 3

Board of Directors

Section 3.01. General Powers. The corporations powers shall be exercised by or under the authority of, and its business and affairs shall be managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation.

Section 3.03. Number, Tenure, and Qualifications. The number of directors of the corporation shall be three (3). Each director shall hold office until the next annual shareholders meeting and until his or her successor shall have been elected by the shareholders or until his or her prior death, resignation, or removal. A director may be removed from office by a vote of the shareholders taken at any shareholders meeting called for that purpose, provided that a quorum is present. A director may resign at any time by delivering his or her written resignation that complies with the provisions of chapter 180 to the board of directors, the chairperson of the board of directors, or the corporation. Directors need not be residents of the state of Wisconsin or shareholders of the corporation.

Section 3.04. Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after the annual shareholders meeting. The place of the regular board of directors meeting shall be the same as the place of the shareholders meeting that precedes it, or such other suitable place as may be announced at the shareholders meeting. The board of directors may provide, by resolution, the time and place, either within or outside the state of Wisconsin, for the holding of additional regular meetings.

Section 3.05. Special Meetings. Special meetings of the board of directors may be called by or at the request of the chairperson of the board, if any, or by the president, secretary, or any two directors. The person or persons authorized to call special board of directors meetings may fix any place, either within or outside the state of Wisconsin, as the place for holding any special board meeting called by them, and if no other place is fixed, the meeting place shall be the corporations principal office in the state of Wisconsin, but any meeting may be adjourned to reconvene at any place designated by vote of a majority of the directors in attendance at the meeting.

Section 3.06. Meetings by Electronic Means of Communication. To the extent provided in these bylaws, the board of directors, or any committee of the board, may, in addition to conducting meetings in which each director participates in person, and notwithstanding any place set forth in the notice of the meeting or these bylaws, conduct any regular or special meeting by the use of any electronic means of communication, provided that (1) all participating directors may simultaneously hear each other during the meeting or (2) all communication during the meeting is immediately transmitted to each participatingdirector, and that each participating director is able to immediately send messages to all other participating directors. Before the commencement of any business at a meeting at which any directors do not participate in person, all participating directors shall be informed that a meeting is taking place at which official business may be transacted.

Section 3.07. Notice of Meetings; Waiver of Notice. Notice of each board of directors meeting, except meetings pursuant to Section 3.04 of these bylaws, shall be delivered to each director at his or her business address or at such other address, as the director shall have designated in writing and filed with the secretary. Notice shall be given not less than 48 hours before the meeting being noticed, or 72 hours before the meeting being noticed if the notice is given by mail or private carrier. Written notice shall be deemed given at the earlier of the time it is received or at the time it is deposited with postage prepaid in the United States mail or delivered to the private carrier. A director may waive notice required under this section or by law at any time, whether before or after the time of the meeting. The waiver must be in writing, signed by the director, and retained in the corporate record book. The directors attendance at or participation in a meeting shall constitute a waiver of notice of the meeting, unless the director at the beginning of the meeting or promptly upon his or her arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting. Neither the business to be transacted at nor the purpose of any regular or special board of directors meeting need be specified in the notice or waiver of notice of the meeting.

Section 3.08. Quorum Requirement Except as otherwise provided by chapter 180, the articles of incorporation, or these bylaws, a majority of the number of directors as required in Section 3.03 of these bylaws shall constitute a quorum for the transaction of business at any board of directors appointed to serve on a committee as authorized in Section 3.14 of these bylaws shall constitute a quorum for the transaction of business at any committee meeting. These provisions shall not, however, apply to the determination of a quorum for actions taken pursuant to Article 7 of these bylaws or actions taken under emergency bylaws or any other provisions of these bylaws that fix different quorum requirements.

Section 3.09. Voting Requirement. The affirmative vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors or a committee of the board of directors. This provision shall not, however, apply to any action taken by the board of directors pursuant to Section 3.14, Article 7, or Article 11 of these bylaws, or in the event the affirmative vote of a greater number of directors is required by chapter 180, the articles of incorporation, or any other provision of these bylaws.

Section 3.10. Conduct of Meetings. The chairperson of the board of directors, and in his or her absence, the president, and in the absence of both of them, a vice-president in the order provided under Section 4.10 of these bylaws, and in their absence, any director chosen by the directors present, shall call board of directors meetings to order and shall act as chairperson of the meeting. The corporations secretary shall act as secretary of all board of directors meetings, but in the secretarys absence, the presiding officer may appoint any assistant secretary, director, or other person present to act as secretary of the meeting. The chairperson of the meeting shall determine whether minutes of the meeting are to be prepared and, if minutes are to be prepared, shall assign a person to do so.

Section 3.11. Vacancies. Any vacancy occurring on the board of directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders. During such time as the shareholders fail or are unable to fill such vacancies, then and until the shareholders act the vacancy may be filled (1) by the board of directors, or (2) if the directors remaining in office constitute fewer than a quorum of the board, by the affirmative vote of a majority of all directors remaining in office.

Section 3.12. Compensation and Expenses. The board of directors, irrespective of any personal interest of any of its members, may (1) establish reasonable compensation of all directors for services to the corporation as directors or delegate this authority to an appropriate committee, (2) provide for, or delegate authority to an appropriate committee to provide for, reasonable pensions, disability or death benefits, and other benefits or payments to directors and to their estates, families, dependents, or beneficiaries for prior services rendered to the corporation by the directors, and (3) provide for reimbursement of reasonable expenses incurred in the performance of the directors duties, including the expense of traveling to and from board meetings.

Section 3.13. Directors Assent. A director of the corporation who is present and is announced as present at a meeting of the board of directors or of a committee of the board of which he or she is a member, at which meeting action on any corporate matter is taken, shall be deemed to have assented to the action taken unless (1) the director objects at the beginning of the meeting (or promptly upon his or her arrival) to holding the meeting or transacting business at the meeting; (2) the director dissents or abstains from an action taken and minutes of the meeting are prepared that show such dissent or abstention; (3) the director delivers written notice that complies with the provisions of chapter 180 of his or her dissent or abstention to the presiding officer of the meeting before the meetings adjournment or to the corporation immediately after the adjournment; or (4) the director dissents or abstains from an action taken, minutes of the meeting are prepared that fail to show the directors dissent or abstention, and the director delivers to the corporation a written notice of that failure that complies with the provisions of chapter 180 promptly after receiving the minutes. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

Section 3.14. Committees. The board of directors may create and appoint members to one or more committees, by a resolution approved by the greater of the following: (1) a majority of the directors in office when the action is taken, or (2) the number of directors required to take action under Section 3.09 of these bylaws. Each committee shall consist of two or more directors and shall, unless otherwise provided by the board of directors, serve at the pleasure of the board of directors. To the extent provided in the resolution as initially adopted and as thereafter supplemented or amended by further resolution adopted by a like vote, each committee shall have and may exercise, when the board of directors is not in session, the powers of the board of directors in the management of the corporations business and affairs, except that a committee may not (1) authorize distributions; (2) approve or propose to shareholders action requiring shareholder approval; (3) appoint the principal officers; (4) amend articles of incorporation, or amend, adopt, or repeal bylaws; (5) approve a plan of merger not requiring shareholder approval; (6) authorize or approve reacquisition of shares except by a formula or method approved or prescribed by the board of directors; (7) authorize or approve the issuance or sale or contract for sale of shares or determine the designation and relative rights, preferences, and limitations of a class or series of shares, except that the board of directors may authorize a committee or a senior executive officer of the corporation to do so within limits prescribed by the board of directors; or (8) fill vacancies on the board of directors or on committees created pursuant to this section, unless the board of directors, by resolution, provides that committee vacancies may be filled by a majority of the remaining committee members. The board of directors may elect one or more of its members as alternate members of any such committee who may take the place of any absent member or members at any meeting of the committee, upon the request of the president or of the chairperson of the meeting. Each committee shall fix its own rules governing the conduct of its activities and shall make such report of its activities to the board of directors as the board may request.

Section 3.15. Action Without a Meeting. Any action required or permitted by the articles of incorporation, these bylaws, or any provision of chapter 180 to be taken by the board of directors at a board meeting may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the directors entitled to vote on the subject matter of the action and retained in the corporate records. Action taken pursuant to written consent shall be effective when the last director signs the consent or upon such other effective date as is specified in the consent.

ARTICLE 4

Officers

Section 4.01. Number and Titles. The corporations principal officers shall be a president, one or more vice-presidents periodically determined by the board of directors, a secretary, and a treasurer, each of whom shall be appointed by the board. There may, in addition, be a chairperson or co-chairperson of the board, whenever the board shall see fit to cause such office or offices to be filled. If there is more than one vice-president, the board may establish designations for the vice-presidencies to identify their functions or their order. The same natural person may simultaneously hold more than one office.

Section 4.02. Appointment, Tenure, and Compensation. The officers shall be appointed by the board of directors, or to the extent authorized in these bylaws, by another duly appointed officer. Each officer shall hold office until his or her successor shall have been duly appointed or until the officers prior death, resignation, or removal. The board of directors or a duly authorized committee of the board shall fix the compensation of each officer, if any.

Section 4.03. Additional Officers, Agents, etc. In addition to the officers referred to in Section 4.01 of these bylaws, the corporation may have such other officers, assistants to officers, acting officers, and agents as the board of directors may deem necessary and may appoint. Each such person shall act under his or her appointment for such period, have such authority, and perform such duties as may be provided in these bylaws, or as the board may from time to time determine. The board of directors may delegate to any officer the power to appoint any subordinate officers, assistants to officers, acting officers, or agents. In the absence of any officer, or for any other reason the board of directors may deem sufficient, the board may delegate, for such time as the board may determine, any or all of an officers powers and duties to any other officer or to any director.

Section 4.04. Removal. The board of directors may remove any officer or agent, but the removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment shall not of itself create contract rights. An officer may remove, with or without cause, any officer or assistant officer who was appointed by that officer.

Section 4.05. Resignations. Any officer may resign at any time by giving written notice to the corporation, the board of directors, the president, or the secretary. Any such resignation shall take effect when the notice of resignation is delivered, unless the notice specifies a later effective date and the corporation accepts the later effective date. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective.

Section 4.06. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, or other reason shall be filled in the manner prescribed for regular appointments to the office.

Section 4.07. Powers, Authority, and Duties. Officers of the corporation shall have the powers and authority conferred and the duties prescribed by the board of directors or the officer who appointed them in addition to and to the extent not inconsistent with those specified in other sections of this Article 4.

Section 4.08. The Chairperson of the Board. The chairperson of the board of directors, if and while there is an incumbent of the office, shall preside at all shareholders and directors meetings at which he or she is present. The chairperson of the board shall have and exercise general supervision over the conduct of the corporations affairs and over its other officers, subject, however, to the boards control. The chairperson of the board of directors shall from time to time report to the board all matters within his or her knowledge that the corporations interests may require to be brought to the boards notice.

Section 4.09. The President. If and while there is no incumbent in the office of the chairperson of the board of directors, and during the chairs absence or disability, the president shall have the duties and authority specified in Section 4.08 of these bylaws. The president shall be the corporations chief executive officer and, subject to the board of directors control, shall:

1. superintend and manage the corporations business;

2. coordinate and supervise the work of its other officers (except the chairperson of the board);

3. employ, direct, fix the compensation of, discipline, and discharge its employees;

4. employ agents, professional advisors, and consultants;

5. perform all functions of a general manager of the corporations business;

6. have authority to sign, execute, and deliver in the corporations name all instruments either when specifically authorized by the board of directors or when required or deemed necessary or advisable by the president in the ordinary conduct of the corporations normal business, except in cases where the signing and execution of the instruments shall be expressly delegated by these bylaws or by the board to some other officer(s} or agents) of the corporation or shall be required by law or otherwise to be signed or executed by some other officer or agent; and

7. in general, perform all duties incident to the office of the president and such other duties as from time to time may be assigned to him or her by the board of directors.

Section 4.10. The Vice-Presidents. In the presidents absence, or in the event of his or her death or inability or refUsal to act, or if for any reason it shall be impractical for the president to act personally, the vice-president (or, if there is more than one vice- president, the vice-presidents in the order designated by the board of directors or, in the absence of any designation, in the order of their appointment) shall perform the duties of the president and, when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Each vice-president shall perform such other duties and have such authority as from time to time may be delegated or assigned to him or her by the president or by the board of directors. The execution of any instrument of the corporation by any vice-president shall be conclusive evidence, as to third parties, of his or her authority to act in the presidents place.

Section 4.11. The Secretary. The secretary shall:

1. keep any minutes of the shareholders and of the board of directors and its committees in one or more books provided for that purpose;

2. see that all notices are duly given in accordance with these bylaws or as required by law;

3. be custodian of the corporations corporate records and see that the books, reports, statements, certificates, and all other documents and records required by law are properly kept and filed;

4. have charge, directly or through such transfer agent or agents and registrar or registrars as the board of directors may appoint, of the issue, transfer, and registration of certificates for shares in the corporation and of the records thereof, such records to be kept in such manner as to show at any time the number of shares in the corporation issued and outstanding, the manner in which and time when such shares were paid for, the names and addresses of the shareholders of record, the numbers and classes of shares held by each, and the time when each became a shareholder;

5. exhibit at reasonable times upon the request of any director the records of the issue, transfer, and registration of the corporations share certificates, at the place where those records are kept, and have these records available at each shareholders meeting; and

6. in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the board of directors or the president.

Section 4.12. The Treasurer. The treasurer shall:

1. have charge and custody of, and be responsible for, all of the corporations funds and securities; receive and give receipts for monies due and payable to the corporation from any source whatsoever; deposit all such monies in the corporations name in such banks, financial institutions, trust companies, or other depositories as shall be selected in accordance with the provisions of Section 5.04 of these bylaws; cause such funds to be disbursed by checks or drafts on the corporations authorized depositories, signed as the board of directors may require; and be responsible for the accuracy of the amounts of, and cause to be preserved proper vouchers for, all monies disbursed;

2. have the right to require from time to time reports or statements giving such information as he or she may desire with respect to any and all of the corporations financial transactions from the officers, employees, or agents transacting the same;

3. keep or cause to be kept, at the corporations principal office or such other office or offices as the board of directors shall from time to time designate, correct records of the corporations fUnds, business, and transactions, and exhibit those records to any director of the corporation upon request at that office;

4. deliver to the board of directors, the chairperson of the board, or the president whenever requested an account of the corporations financial condition and of all his or her transactions as treasurer, and as soon as possible after the close of each fiscal year, make or cause to be made and submit to the board a like report for that fiscal year;

5. at each annual shareholders meeting or the meeting held in lieu thereof, furnish copies of the corporations most current financial statement to the shareholders and answer questions that may be raised regarding the statement; and

6. in general, perform all duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the board of directors or the president.

If required by the board of directors, the treasurer shall furnish a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the board shall determine.

Section 4.13. The Assistant Treasurers. The assistant treasurers shall perform such duties as from time to time may be assigned to them, individually or collectively, by the board of directors, the president, or the treasurer. In the event of the treasurers absence or disability, one or more of the assistant treasurers may perform such duties of the treasurer as the treasurer, the president, or the board of directors may designate.

ARTICLE 5

Contracts, Loans, Checks, and Deposits

Section 5.01. Contracts. The board of directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute or deliver any instrument in the corporations name and on its behalf. The authorization may be general or confined to specific instruments. When an instrument is so executed, no other party to the instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers, or agent or agents.

Section 5.02. Loans. No indebtedness for borrowed money shall be contracted on the corporations behalf and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the board of directors. The authorization may be general or confined to specific instances.

Section 5.03. Checks, Drafts, etc. All checks, drafts, or other orders for the payment of money, or notes or other evidences of indebtedness issued in the corporations name, shall be signed by such officer or officers, or agent or agents, of the corporation and in such manner as shall from time to time be determined by or under the authority of a resolution of the board of directors.

Section 5.04. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the corporations credit in such banks, trust companies, or other depositories as may be selected by or under the authority of a resolution of the board of directors.

ARTICLE 6

Voting of Securities Owned by the Corporation

Section 6.01. Authority to Vote. Any shares or other securities issued by any other corporation and owned or controlled by the corporation may be voted at any meeting of the issuing corporations security holders by the president of this corporation if he or she be present, or in his or her absence by any vice-president of the corporation who may be present.

Section 6.02. Proxy Authorization. Whenever, in the judgment of the president, or in his or her absence, of any vice-president, it is desirable for the corporation to execute a proxy appointment or written consent with respect to any shares or other securities issued by any other corporation and owned by the corporation, the proxy appointment or consent shall be executed in the corporations name by the president or one of the vice-presidents of the corporation, without necessity of any authorization by the board of directors, countersignature, or attestation by another officer. Any person or persons designated in this manner as the corporations proxy or proxies shall have full right, power, and authority to vote the shares or other securities issued by the other corporation and owned by the corporation in the same manner as the shares or other securities might be voted by the corporation.

ARTICLE 7

Contracts Between the Corporation and Related Persons

Any contract or other transaction between the corporation and one or more of its directors, or between the corporation and any entity of which one or more of its directors are members or employees or in which one or more of its directors are interested, or between the corporation and any corporation or association of which one or more of its directors are shareholders, members, directors, officers, or employees or in which one or more of its directors are interested, shall not be voidable by the corporation solely because of the directors interest, whether direct or indirect, in the transaction if:

1. the material facts of the transaction and the directors interest were disclosed or known to the board of directors or a committee of the board of directors, and a majority of disinterested members of the board of directors or committee authorized, approved, or specifically ratified the transaction; or

2. the material facts of the transaction and the directors interest were disclosed or known to the shareholders entitled to vote, and a majority of the shares held by disinterested shareholders authorized, approved, or specifically ratified the transaction; or

3. the transaction was fair to the corporation.

For purposes of this Article 7, a majority of directors having no direct or indirect interest in the transaction shall constitute a quorum of the board or a committee of the board acting on the matter, and a majority of the shares entitled to vote on the matter, whether or not present, and other than those owned by or under the control of a director having a direct or indirect interest in the transaction, shall constitute a quorum of the shareholders for the purpose of acting on the matter.

ARTICLE 8

Certificates for Shares and Their Transfer

Section 8.01. Certificates for Shares. Certificates representing shares in the corporation shall, at a minimum, state on their face all of the following: (1) the name of the issuing corporation and that it is organized under the laws of the state of Wisconsin; (2) the name of the person to whom issued; and (3) the number and class of shares and the designation of the series, if any, that the certificate represents. The share certificates shall be signed by the president or any vice-president and by the secretary or any assistant secretary or any other officer or officers designated by the board of directors. If the corporation is authorized to issue different classes of shares or different series within a class, the certificate may contain a summary of the designations, relative rights, preferences, and limitations applicable to each class, and the variations in rights, preferences, and limitations determined for each series and the authority of the board of directors to determine variations for future series. If the certificate does not include the above summary on the front or back of the certificate, it must contain a conspicuous statement that the corporation will furnish the shareholder with the above-described summary information in writing, upon request and without charge. A record shall be kept of the name of the owner or owners of the shares represented by each certificate, the number of shares represented by each certificate, the date of each certificate, and in case of cancellation, the date of cancellation. Every certificate surrendered to the corporation for exchange or transfer shall be canceled, and no new certificate or certificates shall be issued in exchange for any existing certificates until the existing certificates shall have been so canceled, except in cases provided for in Section 8.08 of these bylaws.

Section 8.02. Shares Without Certificates. The board of directors may authorize the issuance of any shares of any of its classes or series without certificates. The authorization does not affect shares already represented by certificates until the certificates are surrendered to the corporation. Within a reasonable time after the issuance or transfer of shares without certificates, the corporation shall send the shareholder a written statement that includes (1) all of the information required on share certificates and (2) any transfer restrictions applicable to the shares.

Section 8.03. Facsimile Signatures. The share certificates may be signed manually or by facsimile.

Section 8.04. Signature by Former Officer. If an officer who has signed or whose facsimile signature has been placed upon any share certificate shall have ceased to be an officer before the certificate is issued, the corporation may issue the certificate with the same effect as if he or she were an officer at the date of its issue.

Section 8.05. Consideration for Shares. The corporations shares may be issued for such consideration as shall be fixed from time to time by the board of directors. The consideration to be paid for shares may be paid in cash, promissory notes, tangible or intangible property, or services performed or contracts for services to be performed for the corporation. When the corporation receives payment of the consideration for which shares are to be issued, the shares shall be deemed fully paid and nonassessable by the corporation. Before the corporation issues shares, the board of directors shall determine that the consideration received or to be received for the shares is adequate. The board of directors determination is conclusive as to the adequacy of consideration for the issuance of shares relative to whether the shares are validly issued, fully paid, and nonassessable.

Section 8.06. Transfer of Shares. Transfers of shares in the corporation shall be made on the corporations books only by the registered shareholder, by his or her legal guardian, executor, or administrator, or by his or her attorney authorized by a power of attorney duly executed and filed with the corporations secretary or with a transfer agent appointed by the board of directors, and on surrender of the certificate or certificates for the shares. Where a share certificate is presented to the corporation with a request to register for transfer, the corporation shall no the registration of transfer if (1) there were on or with the certificate the necessary endorsements, and (2) the corporation had no duty to inquire into adverse claims or has discharged the duty. The corporation may require reasonable assurance that the endorsements are genuine and effective in compliance with such other regulations as may be prescribed by or under the board of directors authority. The person in whose name shares stand on the corporations books shall, to the full extent permitted by law, be deemed the owner of the shares for all purposes.

Section 8.07. Restrictions on Transfer. Restrictions on transfer of the corporations shares shall be noted conspicuously on the front or back of the share certificate or contained in the information statement required by Section 8.02 of these bylaws for shares without certificates. A transfer restriction is valid and enforceable against the holder or a transferee of the holder only if the transfer restriction is authorized by law, and the existence of the restriction is noted on the certificate or is contained in the information statement, as set forth above. Unless so noted, a transfer restriction is not enforceable against a person who does not know of the transfer restriction.

Section 8.08. Lost, Destroyed, or Stolen Certificates. If an owner claims that his or her share certificate has been lost, destroyed, or wrongfully taken, a new certificate shall be issued in place of the original certificate if the owner (1) so requests before the corporation has notice that the shares have been acquired by a bona fide purchaser; (2) files with the corporation a sufficient indemnity bond if required by the board of directors; and (3) satisfies such other reasonable requirements as may be prescribed by or under the authority of the board of directors.

ARTICLE 9

Inspection of Records by Shareholders

Section 9.01. Inspection of Bylaws. Any shareholder is entitled to inspect and copy the corporations bylaws during regular business hours at the corporations principal office. The shareholder must give written notice in accordance with the provisions of chapter 180 at least five business days before the date of inspection.

Section 9.02. Inspection of Other Records. Any shareholder who holds at least five percent of the corporations outstanding shares or who has been a shareholder for at least six months shall have the right to inspect and copy during regular business hours at a reasonable location specified by the corporation any or all of the following records: (1) excerpts from any minutes or records the corporation is required to keep as permanent records; (2) the corporations accounting records; or (3) the record of shareholders or, at the corporations discretion, a list of the corporations shareholders compiled no earlier than the date of the shareholders demand. The shareholders demand for inspection must be made in good faith and for a proper purpose and by delivery of written notice, given in accordance with the provisions of chapter 180 at least five business days before the date of inspection, staling the purpose of the inspection and the records directly related to that purpose desired to be inspected.

ARTICLE 10

Distributions and Share Acquisitions

The board of directors may make distributions to its shareholders or purchase or acquire any of its shares, provided that (1) after the distribution, purchase, or acquisition the corporation will be able to pay its obligations as they become due in the usual course of its business, and (2) the distribution, purchase, or acquisition will not cause the corporations assets to be less than its total liabilities plus the amount necessary to satisfy, upon distribution, the preferential rights of shareholders whose rights are superior to those receiving the distribution.

ARTICLE 11

Indemnification

The corporation shall, to the fullest extent authorized by chapter 180, indemnify any director or officer of the corporation against reasonable expenses and against liability incurred by a director or officer in a proceeding in which he or she was a party because he or she was a director or officer of the corporation. These indemnification rights shall not be deemed to exclude any other rights to which the director or officer may otherwise be entitled. The corporation shall, to the fullest extent authorized by chapter 180, indemnify any employee who is not a director or officer of the corporation, to the extent the employee has been successful on the merits or otherwise in defense of a proceeding, for all reasonable expenses incurred in the proceeding if the employee was a party because he or she was an employee of the corporation. The corporation may, to the fullest extent authorized by chapter 180, indemnify, reimburse, or advance expenses of directors or officers.

ARTICLE 12

Amendments

Section 12.01. By Shareholders. The shareholders may amend or repeal these bylaws or adopt new bylaws at any annual or special shareholders meeting.

Section 12.02. By Directors. The board of directors may amend or repeal these bylaws or adopt new bylaws; but no bylaw adopted or amended by the shareholders shall be amended or repealed by the board if the bylaw so adopted so provides.

EXHIBIT F

(Johnsons Universal Life Insurance Company)

Charter and By-laws

ARTICLES OF INCORPORATION

OF

JOHNSONS UNIVERSAL LIFE INSURANCE COMPANY

TO: Department of Consumer and Regulatory Affairs

Corporations Division

614 H Street, N.W.

Washington D.C, 20001

We, the undersigned natural persons of the age of eighteen

years or more acting as incorporators of an insurance company under the Domestic Life Companies Act (D.C. Code 1981 edition. Title 35,

Chapter 6) adopt the following Articles of Incorporation:

First: The name of the company is Johnsons Universal Life Insurance Company.

Second: The period of the Companys duration is perpetual.

Third: The place of the Companys principal office is the District of Columbia.

Fourth: The purpose for which the Company is organized is the business of insurance appertaining to persons.

Fifth: The corporate powers shall be exercised through the Companys Board of Directors, each member whose term shall be one year, and each of whom shall be elected by the Companys stockholder (s).

Sixth: The Board of Directors shall meet at least once every calendar year. Each shareholder shall be entitled to one vote for each share of stock owned by the stockholder. The Companys policyholders shall not be entitled to vote.

Seventh: The aggregate number of shares which the Company is authorized to issue is Ten Million (10,000,000.00). The par value of each share is $00.10 (Ten Cents).

Eighth: The number of directors who shall manage the Company for the first year shall be nine (9); their names are as follows:

Raoul L. Carroll

Leonard N. Henderson

James W. Watson

James Hawkins, Sr.

Jerrine M. Simmons

Gustau E. Escher, III

G. Carol Johnson

R. Lawrence Braddock

Ed Johnson

The names and addresses of each incorporator are as follows:

/s/

Raoul L. Carroll

7828 Morningside Dr, N.W.

Washington DC 20012

/s/

James W. Watson

19 Bedford Drive

Vernon Hills IL 60061

/s/

Gustav E. Escher, III

107 Philip Drive

Princeton NJ 08540

/s/

R. Lawrence Braddock

100 Old York Road

Jenkintown PA 19046

/s/

James Hawkins, Sr.

1653 Gilbert Road

Memphis TN 38116

/s/

Leonard N Henderson

113 Billinsgate Lane

Gaithersburg MD

/s/

Jerrine M. Simmons

4946 Lions Gate Dr.

Memphis TN 38116

/s/

G. Carol Johnson

100 Old York Road

Jenkintown PA 19046

/s/

Ed Johnson

100 Old York Road

Jenkintown PA 19046

JOHNSONS UNIVERSAL LIFE INSURANCE COMPANY

* * * * *

BYLAWS

*****

ARTICLES I

OFFICES

Section 1. The principal office shall be in the City of Washington, D.C.

Section 2. The corporation may also have offices at such other places both within and without the District of Columbia as the board of directors may from time-to time determine or the business of the corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Meetings of stockholders shall be held at the office of the corporation in Washington, D.C. or at any other place within the United States as shall be designated from time to time by the board of directors and states in the notice of meetings or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of stockholders, commencing with the year 1997, shall be held on the 1st day of April if not a legal holiday, and if a legal holiday then on the next secular day following, at 12:00 P.M., or at such other date and time as shall be fixed by the Board of Directors between the 1st day of April and 30th day of April and stated in the notice of the meeting, at which they shall elect a board of directors and may transact any business within the powers of the corporation. Any business of the corporation may be transacted at the annual meeting without being specially designated in the notice, except such business as is specifically required by statute to be statedin the notice.

Section 3. At any time in the interval between annual meetings special meetings of the stockholders may be called by the board of directors, or by the president, a vice-president, the secretary, or an assistant secretary.

Section 4. Special meetings of stockholders shall be called by the secretary upon the written request of the holders of shares entitled to notless than twenty-five-per cent of all the votes entitled to be cast at such meeting. Such request shall state the purpose or purposes of such meeting and the matters proposed to be acted on thereat. The secretary shall inform such stockholders of the reasonably estimated cost of preparing and mailing such notice of the meeting, and upon payment to the corporation of such costs the secretary shall give notice stating the purpose or purposes of the meeting to all stockholders entitled to notice at such meeting. No special meeting need be called upon the request of the holders of shares entitled to cast less than a majority of all votes entitled to be cast at such meeting, to consider any matter which is substantially the same as a matter voted upon at any special meeting of the stockholders held during the preceding twelve months.

Section 5. Not less than ten nor more than ninety days before the date of every stockholders meeting, the secretary shall give to each stockholder entitled to vote at such meeting, and to each stockholder not entitled to-vote who is entitled by statute to notice, written or printed notice slating the time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, either by mail or by presenting it to him personally or by leaving it at his residence or usual place of business. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at his post-office address as it appears on the records of the corporation, with postage thereon prepaid.

Section 6. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 7. At any meeting of stockholders the presence in person or by proxy of stockholders entitled to cast a majority of the votes thereat shall constitute a quorum; but this section shall not affect any requirement under the statute or under the charter for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Section 8. A majority of the votes cast at a meeting of stockholders, duly called and at which a quorum is present, shall be sufficient to take or authorize action upon any matter which may properly come before the meeting, unless more than a majority of the votes cast is required by the statute or by the charter.

Section 9. Unless the charter provides otherwise, each outstanding share of stock having voting power shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders; but no share shall be entitled to vote if any installment payable thereon is overdue and unpaid. A stockholder may vote the shares owned of record by him either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy. At all meetings of stockholders, unless the voting is conducted by inspectors, all questions relating to the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided by the chairman of the meeting.

Section 10. Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting, if a consent in writing, setting forth such action, is signed by all the stockholders entitled to vote on the subject matter thereof and any other stockholders entitled to notice of a meeting of stockholders but not to vote thereat have waived in writing any rights which they may have to dissent from such action, and such consent and waiver are filed with the records of stockholders meetings.

ARTICLE III

DIRECTORS

Section 1. The number of directors of the corporation shall be eight (8). By vote of a majority of the entire board of directors, the number of directors fixed by the charter or by these bylaws may be increased or decreased from time to time not exceeding nine (9) nor less than seven (7), but the tenure of office of a director shall not be affected by any decrease in the number of directors so made by the board. Until the first annual meeting of stockholders or until successors are duly elected and qualify, the board shall consist of the persons named as such in the charter. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors to hold office until the next annual meeting or until their successors are elected and qualify. Directors need not be stockholders in the corporation.

Section 2. Any vacancy occurring in the board of directors for any cause other than by reason of an increase in the number of directors may be filled by a majority of the remaining members of the board of directors, although such majority is less than a quorum. Any vacancy occurring by reason of an increase in the number of directors may be filled by action of a majority of the entire board of directors. If the stockholders of any class or series are entitled separately to elect one or more directors, a majority of the remaining directors elected by that class or series or the sole remaining director elected by that class or series may fill any vacancy among the number of directors elected by that class or series. A director elected by the board of directors to fill a vacancy shall be elected to hold office until the next annual meeting of stockholders or until his successor is elected and qualifies.

Section 3. The business and affairs of the corporation shall be managed by its board of directors, which may exercise all of the powers of the corporation, except such as are by law or by the charter or by these bylaws conferred upon or reserved to the stockholders.

Section 4. At any meeting of stockholders, duly called and at which a quorum is present, the stockholders may, by the affirmative vote of the holders of a majority of the votes entitled to be cast thereon, remove any director or directors from office and may elect a successor or successors to fill any resulting vacancies for the unexpired terms of removed directors.

MEETINGS OF THE BOARD OF DIRECTORS

Section 5. Meetings of the board of directors, regular or special, may be held at any place in or out of the District of Columbia as the board may from time to time determine.

Section 6. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected board of directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

Section 7. Regular meetings of the board of directors may be held without notice at such time and place as shall from time to time be determined by the board of directors.

Section 8. Special meetings of the board of directors may be called at any time by the board of directors or the executive committee, if one be constituted, by vote at a meeting, or by the president or by a majority of the directors or a majority of the members of the executive committee in writing with or without a meeting. Special meetings may be held at such place or places within or without the District of Columbia as may be designated from time to time by the board of directors; in the absence of such designation such meetings shall be held at such places as may be designated in the call.

Section 9. Notice of the place and time of every special meeting of the board of directors shall be served on each director or sent to him by telegraph or by mail, or by leaving the same at his residence or usual place of business at least days before the date of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the director at his post-office address as it appears on the records of the corporation, with postage thereon prepaid.

Section 10. At all meetings of the board a majority of the entire board of directors shall constitute a quorum for the transaction of business and the action of a majority of the directors present at any meeting at which a quorum is present shall be the action of the board of directors unless the concurrence of a greater proportion is required for such action by statute, the articles of incorporation or these bylaws. If a quorum shall not be present at any meeting of directors, the directors present thereat may by a majority vote adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 11. Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if a written consent to such action is signed by ail members of the board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the board or committee.

COMMITTEES OF DIRECTORS

Section 12. The board of directors may appoint from among its members an executive committee and other committees composed of two or more directors, and may delegate to such committees, any of the powers of the board of directors except the power to declare dividends or distributions on stock, recommend to the stockholders any action which requires stockholder approval, amend the bylaws, approve any merger or share exchange which does not require stockholder approval or issue stock. However, if the board of directors has given general authorization for the issuance of stock, a committee of the board, in accordance with a general formula or method specified by the board of directors by resolution or by adoption of a stock option plan, may fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum may appoint a member of the board of directors to act in the place of such absent members.

Section 13. The committees shall keep minutes of their proceedings and shall report the same to the board of directors at the meeting next succeeding, and any action by the committees shall be subject to revision and alteration by the board of directors, provided that no rights of third persons shall be affected by any such revision or alteration.

COMPENSATION OF DIRECTORS

Section 14. Directors, as such, shall not receive any stated salary for their services but, by resolution of the board, a fixed sum, and expenses of attendance if any, may be allowed to directors for attendance at each regular or special meeting of the board of directors, or of any committee thereof, but nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

NOTICES

Section 1. Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders a-t their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. In the case of stockholders meetings the notice may be left at the stockholders residence or usual place of business. Notice to directors may also be given by telegram.

Section 2. Whenever any notice of the time, place or purpose of any meeting of stockholders, directors or committee is required to be given under the provisions of the statute or under the provisions of the charter or these bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice and filed with the records of the meeting, whether before or after the holding thereof, or actual attendance at the meeting of stockholders in person or by proxy, or at the meeting of directors or committee in person, shall be deemed equivalent to the giving of such notice to such persons.

ARTICLE V

OFFICERS

Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president, a vice-president, a secretary and a treasurer. The president shall be selected from among the directors. The board of directors may also choose additional vice-presidents, and one or more assistant secretaries and assistant treasurers. Two or more offices, except those of president and vice-president, may be held by the same person but no officer shall execute, acknowledge or verify any instrument in more than one capacity, if such instrument is required by law, the charter or these bylaws to be executed, acknowledged or verified by two or more officers.

Section 2. The board of directors at its first meeting after each annual meeting of stockholders shall choose a president from among the directors, and shall choose one or more vice-presidents, a secretary and a treasurer, none of whom need be a member of the board.

Section 3. The board of directors may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board.

Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

Section 5. The officers of the corporation shall serve for one year and until their successors are chosen and qualify. Any officer or agent may be removed by the board of directors whenever, in its judgment, the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed. If the office of any officer becomes vacant for any reason, the vacancy shall be filled by the board of directors.

THE PRESIDENT

Section 6. The president shall be the chief executive officer of the corporation; in the absence of the chairman of the board of directors he shall preside at all meetings of the stockholders and directors; shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the board are carried into effect.

Section 7. He shall execute in the corporate name all authorized deeds, mortgages, bonds, contracts or other instruments requiring a seal, under, the seal of the corporation, except in cases in which the signing or execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

VICE-PRESIDENTS

Section 8. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the board of directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president, and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARIES

Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall keep in safe custody the seal of the corporation and, when authorized by the board of directors, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of an assistant secretary.

Section 10. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

Section 11. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

Section 12. He shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires an account of all his transactions as treasurer and of the financial condition of the corporation.

Section 13. If required by the board of directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 14. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors, shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

ARTICLE VI

CERTIFICATES OF STOCK

Section 1. Each stockholder shall be entitled to a certificate or certificates, which shall represent and certify the number and kind and class of shares owned by him in the corporation. Each certificate shall be signed by the president or a vice-president and countersigned by the secretary or an assistant secretary or the treasurer or an assistant treasurer and may be sealed with the corporate seal.

Section 2. The signatures may be either manual or facsimile signatures and the seal may be either facsimile or any other form of seal. In case any officer who has signed any certificate ceases to be an officer of the corporation before the certificate is issued, the certificate may nevertheless be issued by the corporation with the same effect as if the officer had not ceased to be such officer as of the date of its issue. Each stock certificate shall include on its face the name of the corporation, the name of the stockholder and the class of stock and number of shares represented by the certificate. If the corporation has authority to issue stock of more than one class, the stock certificate shall contain on its face or back a full statement or summary of the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the stock of each class which the corporation is authorized to issue and if the corporation is authorized to issue any preferred or special class in series, the differences in the relative rights and preferences between the shares of each series to the extent they have been set, and the authority of the board of directors to set the relative rights and preferences of subsequent series. A summary of such information included in a registration statement permitted to become effective under the Federal Securities Act-of 1933, as now or hereafter amended, shall be an acceptable summary for the purposes of this section. In lieu of such full statement or summary, there may be set forth upon the face or back of the certificate a statement that the corporation will furnish to any stockholder upon request and without charge, a full statement of such information. Every stock certificate representing shares of stock which are restricted as to transferability by the corporation shall contain a full statement of the restriction or state that the corporation will furnish information about the restriction to the stockholder on request and without charge. A stock certificate may not be issued until the stock represented by it is fully paid, except in the case of stock purchased under an option plan as provided by Section 2-207 of the Corporations and Associations Article of Annotated Code of Maryland.

LOST CERTIFICATES

Section 3. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore, issued by the corporation alleged to have been stolen, lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be stolen, lost or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such stolen, lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and to give the corporation a bond, with sufficient surety, to the corporation to indemnify it against any loss or claim which may arise by reason of the issuance of a new certificate.

TRANSFERS OF STOCK

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

CLOSING OF TRANSFER BOOKS

Section 5. The board of directors may fix, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of stockholders, or stockholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall be not more than sixty days, and in case of a meeting of stockholders not less than ten days, prior to the date on which the particular action requiring such determination of stockholders is to be taken. In lieu of fixing a record date, the board of directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, twenty days. If the stock transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days immediately preceding such meeting.

REGISTERED STOCKHOLDERS

Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Maryland.

ARTICLE VII

GENERAL PROVISIONS

DIVIDENDS

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the articles of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in its own shares, subject to the provisions of the statute and of the articles of incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ANNUAL STATEMENT

Section 3. The president or a vice-president or the treasurer shall prepare or cause to be prepared annually a full and correct statement of the affairs of the corporation, including a balance sheet and a financial statement of operations for the preceding fiscal year, which shall be submitted at the annual meeting and shall be filed within twenty days thereafter at the principal office of the corporation in the District of Columbia.

CHECKS

Section 4. All checks, drafts, and orders for the payment of money, notes and other evidences of indebtedness, issued in the name of the corporation shall be signed by such officer or officers as the board of directors may from time to time designate.

FISCAL YEAR

Section 5. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

SEAL

Section 6. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, District of Columbia". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

STOCK LEDGER

Section 7. The corporation shall maintain at its office in the City of Washington, D.C., an original stock ledger containing the names and addresses of all stockholders and the number of shares of each class held by each stockholder. Such stock ledger may be in written form or any other form capable of being converted into written form within a reasonable time for visual inspection.

ARTICLE VIII

AMENDMENTS

Section 1. The board of directors shall have the power, at any regular meeting or at any special meeting if notice thereof be included in the notice of such special meeting, to alter or repeal any bylaws of the corporation and to make new bylaws, except that the board of directors shall not alter or repeal any bylaws made by the stockholders.

Section 2. The stockholders shall have the power, at any annual meeting or at any special meeting if notice thereof be included in the notice of such special meeting, to alter or repeal any bylaws of the corporation and to make new bylaws .

WRITTEN CONSENT TO ACT AS REGISTERED AGENT

TO: THE SUPERINTENDENT OF CONTRACTORS

BUSINESS REGULATIONS ADMINISTRATION

DEPT OF CONSUMER & REGULATORY AFFAIRS

WASHINGTON, D.C.

PURSUANT TO THE DISTRICT OF COLUMBIA BUSINESS ORPORATION ACT AS AMENDED (D.C. CODE, 1981 EDITION, TITLE 29, SECTION 29-310(2),

I, RONALD C. JESSAMY, SR., A BONA FIDE RESIDENT OF THE DISTRICT OF COLUMBIA HEREIN CONSENT TO ACT AS REGISTERED AGENT FOR:

JOHNSONS UNIVERSAL LIFE INSURANCE COMPANY

SIGNATURE OF REGISTERED AGENT

/s/

RONALD C. JESSAMY

DATE: 8/1/97

1726 M STREET, N.W., SUITE 1100

WASHINGTON DC 20036

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Company has duly caused this Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

MERL Holdings Inc.,Com

(Registrant)

Date: By: /s/

(Signature) President

(Print name)

Date: By: /s/

(Signature) Secretary

(Print name)

DIRECTORS:

/s/ signature
Ed Johnson Date

G. Carol Johnson Date

Gordon Hall, M.D. Date

Greg Spina Date

Exhibit Index is located on page____